

Execute. Elevate.

HELIOS TECHNOLOGIES | 2023 ANNUAL REPORT



Dear Fellow Shareholders,

We began our journey to transform Helios into an integrated operating company nearly four years ago. As I reflect on 2023, I am proud of how our team persevered while addressing the impacts of several macroeconomic challenges and geopolitical events. We have stayed true to our shared values and missions and have executed through some of the toughest operating environments I have seen in my career. We kept our focus and through it all, emerged as a more united and determined team. During the year, we elevated our executive staff, deepened our talent pool, and filled product solution gaps through internal innovation and acquisitions. We also made deliberate investments in capacity expansions and relocated several manufacturing operations. This year we continue to make progress on our strategy and our transformation is nearly complete. Now it is all about execution as we continue to elevate ourselves into a global integrated operating company selling high value system and sub-system solutions.

Execute: Business Transformation

We continued to advance our strategy by remaining centered on three key strategic pillars.

First, the investments we made to our manufacturing strategy. They will drive operational excellence and position Helios to capitalize on the growth opportunities we see before us.

We invested in our Centers of Excellence and consolidated workflows, expanding capacity and broadening capabilities to address new business opportunities. As part of these activities, we relocated various operations and functions. The outcomes will increase efficiencies, provide the backup capability needed to further manage risk, as well as expand lower cost regional manufacturing in India and Mexico. Our two new North American Hydraulics Centers of Excellence were fully operational starting in the fourth quarter and our new Electronics facility in Tijuana opened in 2024. We are finishing the process to expand our capacity in Italy, where our Faster business reached record sales levels for full year 2023. These investments are critical for our future, despite the impact to our financial results for the year. For our customers, this enables us to continue delivering worldclass global and regional manufacturing. We expect over the long term this manufacturing strategy will provide the framework to maximize shareholder value.

Second, we filled product and solution gaps while we expanded our talent pool through acquisitions. With the addition of Schultes Precision Manufacturing and i3 Product Development to our string of acquisitions, we have assembled a collection of premium capabilities in manufacturing, technology, and engineering. Through internal growth and acquisitions, we have assembled a portfolio of exceptional skills, ingenuity, and intellectual property which will support Helios and maintain our industry leading positions.

Third, we continued our efforts to further diversify our markets and revenue as well as deepen our reach into existing ones. Even in the face of significant macro headwinds, we made the necessary investments in innovation and product development to protect our business. We are solving customers' most difficult design and production problems with integrated system solutions, making us well positioned to win these opportunities. This will contribute to significant growth and help define our future.

Financial Performance and Priorities

We took the necessary actions to help protect the business as we witnessed rapid shifts in several end markets in the latter half of 2023. Lower volume had the biggest impact on our margins; however, we acted judiciously given the macro shifts and responded with a disciplined approach to cost management. Continuing critical investments in the expansion of our global facilities required for our future was the right thing to do for our long-term success.



OUR MISSION
THINK AND ACT GLOBALLY
DIVERSIFY MARKETS AND REVENUE
DEVELOP TALENT
PROTECT THE BUSINESS
OUR SHARED VALUES
ACCOUNTABILITY
We keep our promises.
INTEGRITY
We do the right thing.
INCLUSION
We treat others with dignity and respect.
LEADERSHIP
We passionately deliver excellence.
INNOVATION
We cultivate intellectual curiosity to inspire creativity.
OUR PURPOSE
Our trusted global brands deliver technology solutions that ensure safety, reliability, connectivity and control.




> We know execution is critical in delivering on our commitments as we strive for more predictable results in 2024. We expect this renewed financial focus to further elevate Helios to become the scalable, integrated operating Company into which we are evolving."

For 2023 we delivered:

- Sales of $835.6 million
- Net income of $37.5 million, or $1.14 per diluted share
- Non-GAAP EPS[1] of $2.34
- Adjusted EBITDA[1] margin of 19.3%
- Net debt/proforma adjusted EBITDA ratio of 3.01x[2]
- Year-end liquidity of $233 million; and
- 108th consecutive quarterly dividend, with 27 years of uninterrupted return of capital to shareholders while investing in growth

2024 is all about execution and driving performance that leverages the underlying financial discipline and structure to deliver improved returns on our investments.

We have clear financial priorities for 2024:

(i) Execute on our profitable sales growth plan to realize the operating leverage inherent in our business, while fully instilling investment and cost discipline

(ii) Shorten our cash conversion cycle through sustainable working capital improvement initiatives and,

(iii) Reduce debt utilizing the free cash flow conversion proceeds

We know **execution** is critical in delivering on our commitments as we strive for more predictable results in 2024. We expect this renewed financial focus to further **elevate** Helios to become the scalable, integrated operating Company into which we are evolving.

Elevate: Extremely Tough to Follow as an Integrated Enterprise

The foundation is established from which we can elevate into a global integrated operating company that can thrive in the years ahead. We are maturing as an organization with the elements we need to forge our future path. We are redefining Helios and securing our place as a global leader in the industrial landscape that can deliver top-tier margins and cash flow. We are creating sticky, critical, integrated solutions that provide improved productivity and efficiencies with lower life cycle costs for our customers. Our success will be realized by delivering for our customers, furthering our diversification, and growing the business.

As I look to 2024 and the years that will follow, I see a very exciting future. I am thankful for the dedicated, talented people that work for Helios Technologies and its family of companies. It is because of them that we are so well positioned. As markets recover, the next few years look very bright for Helios. Thank you as well to all the other Helios stakeholders including customers, partners, suppliers, investors, and our Board of Directors for your unwavering support.

Respectfully,

Josef Matosevic
President and
Chief Executive Officer
Helios Technologies, Inc.



[1] Adjusted numbers are not measures determined in accordance with generally accepted accounting principles in the United States, commonly known as GAAP. Nevertheless, Helios believes that providing these specific Non-GAAP figures are important for investors and other readers of Helios financial statements, as they are used as analytical indicators by Helios management to better understand operating performance. These Non-GAAP financial measures should be considered in addition to results prepared in accordance with GAAP and should not be considered a substitute for GAAP. Please carefully review the attached Non-GAAP reconciliations to the most directly comparable GAAP measures and the related additional information provided throughout. Because these metrics are Non-GAAP measures and are thus susceptible to varying calculations, these figures, as presented, may not be directly comparable to other similarly titled measures used by other companies.

[2] Pro forma for Schultes and i3 Product Development acquisitions. See net debt to Non-GAAP adjusted EBITDA reconciliation.


Financial Highlights

Net Sales
($ in millions)



Adjusted Cash From Operations*
($ in millions)



Diluted Non-GAAP EPS*



Adjusted EBITDA Margin*
(As a percent of sales)



(in millions except per share data)

Statement of Operations:	For the year ended				
	Dec 30, 2023	Dec 31, 2022	Jan 1, 2022	Jan 2, 2021	Dec 28, 2019
Net sales	$835.6	$885.4	$869.2	$523.0	$554.7
Gross profit	261.7	298.5	312.8	196.2	212.3
Operating income	79.9	137.3	149.3	35.4	90.1
Non-GAAP adjusted operating income*	130.7	180.7	192.0	101.7	112.6
Net income	37.5	98.4	104.6	14.2	60.3
Non-GAAP adjusted net income*	77.1	131.3	138.1	71.9	77.7
Net income per share:					
Basic	$1.14	$3.03	$3.24	$0.44	$1.88
Diluted	$1.14	$3.02	$3.22	$0.44	$1.88
Non-GAAP adjusted net income per diluted share*	$2.34	$4.03	$4.25	$2.24	$2.43
Dividends per share	$0.36	$0.36	$0.36	$0.36	$0.36

Other Financial Data:					
Depreciation and amortization	$63.8	$51.6	$54.4	$39.7	$35.2
Capital expenditures	34.3	31.9	26.8	14.6	25.0

Balance Sheet Data:					
Cash and cash equivalents	$32.4	$43.7	$28.5	$25.2	$22.1
Working capital	251.8	236.2	182.1	126.0	116.1
Total assets	1,590.4	1,463.7	1,415.3	1,297.0	1,021.8
Total debt	524.8	446.1	445.0	462.4	300.4
Shareholders' equity	854.6	794.9	709.0	607.8	577.6



MD&A Results of Operations	For the year ended				
	Dec 30, 2023	Dec 31, 2022	Jan 1, 2022	Jan 2, 2021	Dec 28, 2019
Gross margin	31.3%	33.7%	36.0%	37.5%	38.3%
Non-GAAP adjusted operating margin *	15.6%	20.4%	22.1%	19.5%	20.3%
Adjusted EBITDA margin *	19.3%	23.2%	24.6%	23.2%	23.6%
Non-GAAP adjusted net income margin *	9.2%	14.8%	15.9%	13.7%	14.0%
Non-GAAP adjusted net cash from operations as a percent of sales*	10.4%	12.4%	13.0%	20.8%	18.2%

Non-GAAP Reconciliations

Non-GAAP Adjusted Operating Income Reconciliation	For the year ended									
	Dec 30, 2023	Margin	Dec 31, 2022	Margin	Jan 1, 2022	Margin	Jan 2, 2021	Margin	Dec 28, 2019	Margin
GAAP operating income	$79.9	*9.6%*	$137.3	*15.5%*	$149.3	*17.2%*	$35.4	*6.8%*	$90.1	*16.2%*
Acquisition and financing-related expenses[1]	4.0	*0.5%*	5.9	*0.7%*	5.7	*0.7%*	7.2	*1.4%*	—	—
Restructuring charges[2]	12.1	*1.4%*	5.2	*0.6%*	0.5	*0.1%*	0.4	*0.1%*	1.7	*0.3%*
CEO and officer transition costs	1.2	*0.1%*	0.3	*0.0%*	0.3	*0.0%*	2.6	*0.5%*	—	—
Loss on disposal of intangible asset	—	—	—	—	—	—	—	—	2.7	*0.5%*
Acquisition-related amortization of tangible assets	32.9	*3.9%*	28.1	*3.2%*	32.8	*3.8%*	22.1	*4.2%*	17.9	*3.2%*
Goodwill impairment	—	—	—	—	—	—	31.9	*6.1%*	—	—
Other	0.3	*0.0%*	0.2	*0.0%*	(0.1)	*0.0%*	—	—	0.2	*0.0%*
Inventory step-up amortization	—	—	—	—	0.6	*0.1%*	1.9	*0.4%*	—	—
Acquisition integration costs[3]	0.3	*0.0%*	3.7	*0.4%*	2.9	*0.3%*	0.2	*0.0%*	—	—
Non-GAAP adjusted operating income*	$130.7	*15.6%*	$180.7	*20.4%*	$192.0	*22.1%*	$101.7	*19.5%*	$112.6	*20.3%*
GAAP operating margin	*9.6%*		*15.5%*		*17.2%*		*6.8%*		*16.2%*	
*Non-GAAP adjusted operating margin**	*15.6%*		*20.4%*		*22.1%*		*19.5%*		*20.3%*	
Net sales	835.6		885.4		869.2		523.0		554.7	

Adjusted EBITDA Reconciliation										
GAAP net income	$37.5	*4.5%*	$98.4	*11.1%*	$104.6	*12.0%*	$14.2	*2.7%*	$60.3	*10.9%*
Interest expense, net	31.2	*3.7%*	16.7	*1.9%*	16.9	*1.9%*	13.3	*2.5%*	15.4	*2.8%*
Income tax provision	11.7	*1.4%*	23.4	*2.6%*	26.6	*3.1%*	9.8	*1.9%*	15.0	*2.7%*
Depreciation and amortization	63.8	*7.6%*	51.6	*5.8%*	54.4	*6.3%*	39.7	*7.6%*	35.2	*6.3%*
EBITDA*	144.2	*17.3%*	190.1	*21.5%*	202.5	*23.3%*	77.0	*14.7%*	125.9	*22.7%*
Acquisition and financing-related expenses[1]	4.0	*0.5%*	5.9	*0.7%*	5.7	*0.7%*	7.2	*1.4%*	—	—
Restructuring charges[2]	12.1	*1.4%*	3.5	*0.4%*	0.5	*0.1%*	0.4	*0.1%*	1.7	*0.3%*
CEO and officer transition costs	1.2	*0.1%*	0.3	*0.0%*	0.3	*0.0%*	2.6	*0.5%*	—	—
Loss on disposal of intangible asset	—	—	—	—	—	—	—	—	2.7	*0.5%*
Goodwill impairment	—	—	—	—	—	—	31.9	*6.1%*	—	—
Inventory step-up amortization	—	—	—	—	0.6	*0.1%*	1.9	*0.4%*	—	—
Acquisition integration costs[3]	0.3	*0.0%*	3.7	*0.4%*	2.9	*0.3%*	0.2	*0.0%*	—	—
Change in fair value of contingent consideration	(0.1)	*0.0%*	1.7	*0.2%*	1.1	*0.1%*	—	—	0.7	*0.1%*
Other	(0.3)	*0.0%*	0.1	*0.0%*	0.6	*0.1%*	—	—	0.1	*0.0%*
Adjusted EBITDA*	$161.4	*19.3%*	$205.3	*23.2%*	$214.1	*24.6%*	$121.2	*23.2%*	$131.1	*23.6%*
GAAP net income margin	4.5%		11.1%		12.0%		2.7%		10.9%	
EBITDA margin*	17.3%		21.5%		23.3%		14.7%		22.7%	
Adjusted EBITDA margin*	19.3%		23.2%		24.6%		23.2%		23.6%	
Net sales	835.6		885.4		869.2		523.0		554.7	



	For the year ended									
Non-GAAP Adjusted Net Income Reconciliation	Dec 30, 2023	Per Diluted Share**	Dec 31, 2022	Per Diluted Share**	Jan 1, 2022	Per Diluted Share**	Jan 2, 2021	Per Diluted Share**	Dec 28, 2019	Per Diluted Share**
GAAP net income	$37.5	*$1.14*	$98.4	*$3.02*	$104.6	*$3.22*	$14.2	*$0.44*	$60.3	*$1.88*
Acquisition and financing-related expenses[1]	4.0	*0.12*	5.9	*0.18*	5.7	0.18	7.2	0.22	—	—
Restructuring charges[2]	12.1	*0.37*	3.5	*0.11*	0.5	0.02	0.4	0.01	1.7	0.05
CEO and officer transition costs	1.2	*0.04*	0.3	*0.01*	0.3	*0.01*	2.6	*0.08*	—	—
Loss on disposal of intangible asset	—	—	—	—	—	—	—	—	2.7	0.08
Goodwill impairment	—	—	—	—	—	—	31.9	0.99	—	—
Inventory step-up amortization	—	—	—	—	0.6	0.02	1.9	0.06	—	—
Acquisition integration costs[3]	0.3	*0.01*	3.7	*0.11*	2.9	0.09	0.3	0.01	—	—
Change in fair value of contingent consideration	(0.1)	—	1.7	*0.05*	1.1	0.03	—	—	0.7	0.02
Amortization of intangible assets[4]	33.6	*1.02*	28.7	*0.88*	33.0	1.02	22.1	0.69	18.1	0.57
Other	(0.3)	*(0.01)*	0.1	—	0.6	*0.02*	—	—	0.1	—
Tax effect of above	(11.2)	*(0.34)*	(11.0)	*(0.34)*	(11.2)	*(0.34)*	(8.6)	*(0.27)*	(5.8)	*(0.18)*
Non-GAAP adjusted net income*	$77.1	*$2.34*	$131.3	*$4.03*	$138.1	*$4.25*	$72.0	*$2.24*	$77.8	*$2.43*
GAAP net income per diluted share	*$1.14*		*$3.02*		*$3.22*		*$0.44*		*$1.88*	
*Non-GAAP adjusted net income per diluted share**	$2.34		$4.03		$4.25		$2.24		$2.43	
*Non-GAAP adjusted net income margin**	*9.2%*		*14.8%*		*15.9%*		*13.7%*		*14.0%*	

**may not foot or recalculate due to rounding

Non-GAAP Adjusted Cash from Operations Reconciliation	Dec 30, 2023	Dec 31, 2022	Jan 1, 2022	Jan 2, 2021	Dec 28, 2019
Net cash provided by operating activities	$83.9	$109.9	$113.1	$108.6	$90.5
Contingent consideration payment in excess of acquisition date fair value	2.7	—	—	—	10.7
Non-GAAP adjusted net cash from operations*	$86.6	$109.9	$113.1	$108.6	$101.2
Non-GAAP adjusted cash from operations as a percent of sales*	10.4%	12.4%	13.0%	20.8%	18.2%

[1] Acquisition and financing-related expenses include costs associated with our M&A activities. We believe these costs are not representative of the Company's operational performance and it is therefore more meaningful to analyze results with the costs excluded. For the twelve months ended December 30, 2023, the charges include recurring labor costs of $0.7 million, professional fees of $2.2 million and other M&A related costs of $1.1 million.

[2] Restructuring activities include costs associated with the creation of our two new Regional Operational Centers of Excellence. We believe these costs are not representative of the Company's operational performance and it is therefore more meaningful to analyze results with the costs excluded. For the twelve months ended December 30, 2023, the charges include non-recurring labor costs of $7.8 million, travel costs of $0.9 million and manufacturing relocation and other costs of $3.4 million.

[3] Acquisition integration activities include costs associated with integrating our recently acquired businesses, which can occur up to 18 months after acquisition date. We believe these costs are not representative of the Company's operational performance and it is therefore more meaningful to analyze results with the costs excluded. For the twelve months ended December 30, 2023, the costs totaled $0.3 million.

[4] Amortization of intangible assets presented here includes $0.7 million of amortization for capitalized software development costs included within cost of sales in the income statement for the twelve months ended December 30, 2023.



Net Debt to Non-GAAP Adjusted EBITDA Reconciliation

	As of	
	December 30, 2023	December 31, 2022
Current portion of long-term non-revolving debt, net	$ 23.2	$ 19.0
Revolving lines of credit	203.3	262.9
Long-term non-revolving debt, net	298.3	164.2
Total debt	524.8	446.1
Less: cash and cash equivalents	32.4	43.7
Net debt	492.4	402.4
TTM pro forma adjusted EBITDA[1]	163.6	210.3
Ratio of net debt to TTM pro forma adjusted EBITDA	3.01	1.91

[1] On a pro-forma basis for Schultes and i3 in 2023 and Taimi and Daman for 2022.

* Non-GAAP Financial Measures:
Adjusted operating income, adjusted operating margin, EBITDA, EBITDA margin, adjusted EBITDA, adjusted EBITDA margin, net debt-to-adjusted EBITDA, adjusted cash from operations, adjusted net income, adjusted net income margin, adjusted net income per diluted share and other metrics noted throughout are not measures determined in accordance with generally accepted accounting principles in the United States, commonly known as GAAP. Nevertheless, Helios believes that providing these specific Non-GAAP figures are important for investors and other readers of Helios financial statements, as they are used as analytical indicators by Helios management to better understand operating performance. These Non-GAAP financial measures should be considered in addition to results prepared in accordance with GAAP and should not be considered a substitute for GAAP. Please carefully review the attached Non-GAAP reconciliations to the most directly comparable GAAP measures and the related additional information provided throughout. Because these metrics are Non-GAAP measures and are thus susceptible to varying calculations, these figures, as presented, may not be directly comparable to other similarly titled measures used by other companies.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 30, 2023

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to _____

Commission file number 001-40935

HELIOS TECHNOLOGIES, INC.
(Exact name of registrant as specified in its charter)

FLORIDA	59-2754337
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)
7456 16th St E	
SARASOTA, FLORIDA	34243
(Address of Principal Executive Offices)	(Zip Code)

(941)362-1200
(Registrant's Telephone Number, Including Area Code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock $.001 Par Value	HLIO	The New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☒   No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act.   Yes ☐   No ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller Reporting Company	☐
Emerging growth company	☐		

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the shares of voting common stock held by non-affiliates of the Registrant, computed by reference to the closing sales price of such shares on the New York Stock Exchange, as of the last business day of the Registrant's most recently completed second fiscal quarter was $2,167,284,868.

The Registrant had 33,116,551 shares of common stock, par value $.001, outstanding as of February 16, 2024.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's Proxy Statement for the 2024 Annual Meeting of Shareholders to be held June 6, 2024, which is expected to be filed with the Securities and Exchange Commission on or about April 23, 2024, have been incorporated by reference into Part III, Items 10, 11, 12, 13 and 14 of this Annual Report on Form 10-K.

Helios Technologies, Inc.
INDEX
For the year ended
December 30, 2023

ITEM 1. BUSINESS

Our Business

Overview and Strategy

Helios Technologies, Inc. ("Helios," the "Company," "we," "us" or "our"), and its wholly owned subsidiaries, is a global leader in highly engineered motion control and electronic controls technology for diverse end markets, including construction, material handling, agriculture, industrial, mobile, energy, recreational vehicles, marine, and health and wellness.

We operate under two business segments: Hydraulics and Electronics. The Hydraulics segment designs and manufactures hydraulic motion control and fluid conveyance technology products, including cartridge valves, manifolds, quick release couplings as well as engineers hydraulic solutions and in some cases complete systems. The Electronics segment designs and manufactures customized electronic controls systems, displays, wire harnesses, and software solutions for a variety of end markets.

During 2021, we augmented our strategy to transform our business from a holding company to a global integrated operating company. At that same time, we introduced the framework of the Helios Business System, "HBS" (pictured below), which is at the heart of all we do. We are accomplishing this transformation into a global integrated operating company by leveraging sales, marketing, innovation, customer relationships and operational excellence across all our businesses. Our progress to date, through a very complex macro operating environment, is a direct reflection of the commitment of our talented workforce executing our augmented strategy.


OUR MISSION
PROTECT THE BUSINESS
THINK AND ACT GLOBALLY
DIVERSIFY MARKETS AND REVENUE
DEVELOP TALENT
OUR SHARED VALUES
ACCOUNTABILITY
We keep our promises.
INTEGRITY
We do the right thing.
INCLUSION
We treat others with dignity and respect.
LEADERSHIP
We passionately deliver excellence.
INNOVATION
We cultivate intellectual curiosity to inspire creativity.
OUR PURPOSE
Our trusted global brands deliver technology solutions that ensure safety, reliability, connectivity and control.

Our trusted global brands deliver technology solutions that ensure safety, reliability, connectivity and controls. The outer ring of the HBS is our mission - the four key mission pillars we believe will deliver growth, diversification and market leading financial performance as we develop into a more sophisticated, globally oriented, customer-centric and learning-based organization. These are:

1. Protect the business through customer centricity, and drive cash generation through the launch of new products and leveraging existing products;
2. Think and act globally to better leverage our assets, accelerate innovation and diversify end markets by driving intra- and inter-company initiatives and by building in the region for the region;
3. Diversify our markets and sources of revenue to create greater opportunities for growth while reducing risk and cyclicality, which will enable us to swarm commercial opportunities that leverage the value of our products and technologies in new markets such as defense and commercial food service; and
4. Develop our talent, our most critical resource, through a culture of customer centricity encompassing the embracement of diversity, engagement of the team, focus on shared, deeply rooted values and promotion of a learning organization.

We continue to explore acquisition opportunities as a way to accelerate growth in line with our history of acquiring companies with niche technologies, as well as strong profitability. Our acquisition strategy includes bolt-on flywheel acquisitions and transformational acquisitions. In addition to looking for strong management teams and good cultural fit, the objective of our acquisition strategy is to enhance Helios by:

- Growing our current product portfolio or adding new technologies and capabilities that complement our current offerings;

- Expanding geographic presence;

- Bringing new customers or markets;

- Meeting growth and profitability goals; and

- Leveraging operational synergies and earnings accretion.

To support the execution of our strategy, our financial strategy is oriented around delivering industry leading operating margins, a strong balance sheet and sufficient financial flexibility to support organic and acquisitive growth while continuing to sustain our longstanding history of over twenty-six years of dividend payments.

We align our internal key performance indicators with our strategy to ensure our short-term actions will deliver long-term expectations.

Our culture of innovation is at the core of our business. We have approximately 230 engineers in support of product innovation, as well as technical support and customer service. We believe our product innovation will aid organic growth and fill the expected demand resulting from the megatrends of automation, digitalization, regionalization and supply chain security, productivity and technology advancements. All growth initiatives are intended to preserve Helios' history of superior profitability and financial strength.

Acquisitions

Over the last three years under our augmented strategy, we have added to our portfolio of niche technologies through acquisitions:

- In January 2021, we acquired all of the assets of BJN Technologies, LLC, an innovative engineering solutions provider, and formed the Helios Center of Engineering Excellence, LLC ("HCEE"). This allowed us to centralize our innovation and technology advancements to better leverage Helios' product portfolio and global talent.

- In July 2021, we completed the acquisition of NEM S.r.l. ("NEM"), an innovative hydraulic solutions company providing customized material handling, construction, industrial vehicle and agricultural applications to its global customer base, predominantly in Europe and Asia. Located in northern Italy's Emilia Romagna region, one of the world's most innovative and technology-friendly areas in the hydraulics industry, NEM enhances Helios' electro-hydraulic product offering, provides geographic expansion and adds scale to address new markets. NEM enables us to grow our original equipment manufacturer ("OEM") business throughout the world by leveraging their strong brand name in the Cartridge Valve Technology ("CVT") OEM markets in Europe. They also add SAE Cavity Cartridge Valves (SAE-CVT), Parts-in-Body valves (PiB), and Directional Control Valves (DCV) to the Helios Hydraulics segment product portfolio.

- In October 2021, we completed the acquisition of assets related to the electronic control systems business of Shenzhen Joyonway Electronics & Technology Co., Ltd and its related entities (collectively "Joyonway"). Joyonway is a developer of control panels, software, systems and accessories for the health and wellness industry. Joyonway operates from two locations in China, Shenzhen and Dongguan, both of which are in the hub of electronics and software development in China. Joyonway complements the electronic controls platform from our Balboa Water Group acquisition by bringing an innovative portfolio of new solutions, strengthening our supply chain through broader geographic reach, increasing our manufacturing capacity to meet global demand over time, as well as better servicing 'in the region for the region'.

- In July 2022, we completed the acquisition of the assets of Taimi R&D, Inc. ("Taimi"), a Canadian manufacturer of innovative hydraulic components that offer ball-less design swivel products, which improve hydraulic reliability of equipment, increase the service life of components and help protect the environment by reduced leakage. Taimi brings a differentiated, yet complementary product line to our hydraulics platform as well as strong engineering breadth.

- In September 2022, we completed the acquisition of Daman Products Company, headquartered in Mishawaka, Indiana. Daman is a leading designer and manufacturer of standard and custom precision hydraulic manifolds and other fluid conveyance products for its customer base, predominantly in North America. The acquisition of Daman expands the Company's technologies and markets and provides an opportunity to produce integrated package offerings with multiple Helios brands. In 2022, we announced that through an expansion of the Daman campus in Mishawaka, Indiana, Helios would form the Hydraulic Manifold Solutions Center of Excellence for North America. This facility became fully operational in the fourth quarter of 2023 and houses the manifold machining and integrated package assembly operations from Sun Hydraulics, the integrated package business from Faster and expands Daman's capacity for core organic growth.

We continued to execute on our acquisition strategy with two more flywheel acquisitions in 2023:

- In January 2023, we completed the acquisition of Schultes Precision Manufacturing, Inc. ("Schultes"). Schultes is a highly trusted specialist in manufacturing precision machined components and assemblies for customers requiring very tight tolerances, superior quality, and exceptional value-added manufacturing processes. Currently serving the hydraulic, aerospace, communication, food services, medical device, and dental industries, Schultes brings the manufacturing quality, reliability, and responsiveness critical to its customers' success. Schultes provides additional manufacturing know-how and expands our business into new end markets with attractive secular tailwinds.

- In May 2023, we completed the acquisition of i3 Product Development ("i3"). i3 is a custom engineering services firm, with over 55 engineers specializing in electronics, mechanical, industrial, embedded and software engineering. i3 specializes in working to transform customer's ideas into industrial design solutions through rapid prototyping and creating 3D models in-house. Their solutions are used across many sectors, including medical, off-highway, recreational and commercial marine, power sports, health and wellness, agriculture, consumer goods, industrial, sports and fitness.

Business Segments

Our Hydraulics segment includes products sold under the Sun Hydraulics, Faster, Custom Fluidpower, Seungwon, NEM, Taimi, Daman and Schultes brands. The Electronics segment includes products sold under the Enovation Controls, Murphy, Zero Off, HCT, Balboa Water Group and Joyonway brands. Financial information about our business segments is presented in Note 16 of the Notes to the Consolidated Financial Statements included in this Annual Report.

Hydraulics

We are evolving how we classify the key technologies within our Hydraulics segment into two categories based on Hydraulic system architecture: motion control technology ("MCT") and fluid conveyance technology ("FCT"). MCT includes components used to control the flow and pressure of fluids in a system. FCT includes components used to convey fluids and fluid power through a system and are designed to grant maximum flexibility of design and reliability. MCT includes our cartridge valve technology ("CVT") where we pioneered a fundamentally different design platform employing a floating nose construction that results in a self-alignment characteristic. This design provides better performance and reliability advantages compared with most competitors' product offerings. Our cartridge valves are offered in several size ranges and include both electrically actuated and hydro-mechanical products. They are designed to be able to operate reliably at higher pressures than most competitors, making them equally suitable for both industrial and mobile applications.

Hydraulic systems are increasingly taking signals from on-board electronic control systems, making it necessary for hydraulic products to be capable of digital communication. In response to this we have aggressively expanded our CVT offering of electrically actuated cartridge valves for both the mobile and industrial hydraulics markets and gained significant technology advancements in electro-hydraulic products in addition to parts-in-body and directional control valves with the acquisition of NEM.

Additionally, our CVT ecoline™ family is a collection of products focused on increasing the energy efficiency of hydraulic systems. Also, an aggressive segment of new product development that focuses on disruptive technology is yielding results with the announcement of the ENERGEN™ product. ENERGEN™ is the first hydraulic cartridge valve with the capability to convert hydraulic flow into electrical power. The Sun Common line was introduced in 2022 to offer products better positioned for simpler, lower pressure applications.

Our FCT products transfer hydraulic fluid from one point to another. FCT includes our quick release couplings ("QRC") products, which allow users to connect and disconnect quickly from any hydraulic circuit without leakage and ensure high-performance under high temperature and pressure using one or multiple couplers. Quick connection of multiple hydraulic lines can be accomplished through the use of our casting solution or our signature MultiFaster® product line. In particular, the simultaneous connection of several lines granted by our Multifaster® is an important feature in many applications and allows for dramatic reduction of connection time, even when the system is under pressure, and completely removes the risk of incorrect connections and related hazards for the equipment and the operators. We design, engineer and distribute hydraulic coupling solutions primarily in the agriculture, construction equipment and industrial markets. In 2021, our QRC subsidiary, Faster S.r.l, was selected as a recipient of the John Deere Supplier Innovation Award for 2020, for its multi-connection couplings with integrated valve system. The award was presented to a select group of Suppliers who demonstrated innovation in a product or service they provide to John Deere. Award selections are based on four factors: creativity, feasibility, collaboration and bottom-line impact. In synergy with our Sun Hydraulics LLC business, our engineering teams have combined the advantages and features of MultiFaster® and Sun electro-hydraulic cartridge valves into an integrated manifold, reducing complexity and increasing reliability of the hydraulic circuit as a result. In 2022, Faster won the Systems and Components Trophy – Engineers Choice from DLG for its innovative Faster ABC electronic hydraulic hose coupling. DLG recognizes components or systems with novel or significantly improved concepts that can make a significant contribution to the development and production of agricultural machinery and other off-highway machinery.

We believe our recent strategic acquisitions have expanded our addressable markets by gaining know-how and intellectual property, which grant us access into industrial multi-connections, mostly automatically actuated, in fields like steel mills, automotive engine test beds, aeronautics and plastic injection. These multi-connections are typically custom designed for a particular application and handle not just hydraulic, but also various process fluids and electrical signals of low, medium and high voltage. In addition, the Taimi acquisition was a bolt-on technology that we believe fits well with our coupling offerings. Taimi developed a hose line accessory with innovative technology granting superior life and performance, not just for the swivel itself but effectively expanding the hose life by up to ten times in heavy duty applications where hose bending and torsion under severe pressure conditions are normal. This expanded our market reach into mining, forestry equipment and high-end sailing solutions.

Many of the current Faster, Taimi, Sun and NEM brand products can be easily combined to form an integrated hydraulic circuit, or system, of high technological content.

These circuits and systems provide engineered solutions that combine manifolds, CVT and QRC technology and allow users enhanced control of existing equipment, providing a competitive advantage and opportunities for higher margin. The systems we design and manufacture:

- may include electro-hydraulic, remote control, electronic control, hydraulic machine control and human-machine interface ("HMI") display interfaces;
- are highly efficient;

- increase and optimize productivity;

- introduce safer operating procedures;

- are smaller in size than competitive products;

- allow for automation of existing equipment;

- allow for ease of maintenance; and

- reduce energy costs.

Electronics

We are an international leader in custom-tailored solutions for many industrial and commercial applications, including engines, engine-driven equipment and specialty vehicles with a broad range of rugged and reliable instruments such as displays, controls and instrumentation products through our Enovation Controls, Zero Off, Murphy and HCT brands. With the Balboa and Joyonway brands, we are also an industry leader in the health and wellness market providing globally comprehensive electronic control systems with proprietary and patented technology for therapy bath and traditional and swim spas from a single source.

As an innovative manufacturer of electronic controls and displays, we serve a variety of markets including off-highway, recreational marine, powersports and specialty vehicles, agriculture, water pumping, power generation, engine-driven industrial equipment, and health and wellness. We partner directly with OEMs and support a worldwide network of authorized distributors and systems integrators. We make significant investments to garner an intense understanding of unique applications to solve complex system challenges.

Our focus is on creating customized systems that solve complex problems for niche mid-market volume customers. This allows us to target customers or industries that see value in this level of integration, and as a result, our product list contains a wide variety of OEM applications. Product categories include traditional mechanical and electronic gauge instrumentation, plug and go CAN-based instruments, robust environmentally sealed controllers, hydraulic controllers, pumps and water flow systems, engineered panels, process monitoring instrumentation, printed circuit board assembly and wiring harness design. Our technologies can be used in both mobile (DC power applications), as well as fixed (AC power applications), enabling us to provide products and services across a broad base of applications.

Our PowerView™ and next generation OpenView™ lines of LCD displays offer our customers the ability to work with our engineering teams to specify and utilize customized software and graphics for their electronics solutions. Our OpenView™ displays include the same robust features and quality of our PowerView™ displays while also allowing our customers the ability to use open source Linux-based operating system and various software development tools to create their own graphics and custom applications for their electronics solutions making implementation of OpenView™ products more adoptable and flexible for our customers. All of our displays offer easy-to-read, bonded LCD graphical interfaces with the industry's best viewability, even in direct sunlight or harsh weather conditions, and the ability to withstand a wide ambient temperature range. We believe our user friendly software configuration tools allow engineers and non-engineers alike to create customized systems to solve complex problems on their equipment making the user experience more seamless.

Our panel solutions offer customized design and simple, turnkey solutions and our Custom Hardware Solutions team offers engineers dedicated to applications, wire harnesses, panels and software development. Engineers focus entirely on custom and standard solutions built to desired specifications. Our services for design and development include on-site installation and testing with reviews to ensure the solution works with the application out of the box.

Technology and Innovation

In 2021, we established the Helios Center of Engineering Excellence ("HCEE") to serve both the Electronics and Hydraulics segments of Helios. HCEE plays an important role in protecting the business, market diversification, globalization and innovation of products and developing talent. Importantly, HCEE advances ongoing joint product development efforts to address the megatrend of the electrification of machines.

HCEE teams work cross functionally between the segments where engineers in the Electronics segment bring expertise to enable electrification of products and systems within the Hydraulics segment. While the core technology of our products has been critical to our Company's historical success and will remain important in the future, we see significant opportunities to develop innovative technology encompassing both the Hydraulics and Electronics segments to create new products to address future market trends and further diversify our end markets.

Manufacturing

Strategy

As part of our transformation to an integrated operating company, we have developed a unified operations strategy across the companies in our Electronics and Hydraulics segments. This strategy leverages the breadth of our global footprint and depth of our manufacturing capabilities.

In support of our mission to "Think and Act Globally", we are driving "in the region, for the region" manufacturing to better align supply chain and manufacturing value streams with customers geographically to shorten lead times, reduce inventory, optimize costs, and mitigate global supply risks. Established manufacturing centers provide scale in North America, and we continue to expand centers in both Asia and Europe to meet growing global demand. Manufacturing locations in the U.S., Canada, Mexico, Italy, Germany, South Korea, China and India provide a range of manufacturing options.

Our factory and supplier management is grounded in a people first approach that leverages the talents of our diverse global operations team. All global sites operate to high standards of stewardship and social responsibility.

Hydraulics

Our Hydraulics operations footprint leverages manufacturing centers in North America, Europe, and Asia. Established supplier relationships and manufacturing capabilities in precision machining, finishing, heat treatment, process automation, and test allow us to deliver best in class quality and market leading hydraulic control solutions.

We leverage Lean Six Sigma best practices and automation to continually improve the safety, quality, and productivity of our operating processes.

Electronics

We offer a wide range of advanced electronics manufacturing capabilities that deliver integrated electronic control solutions to diverse end markets. Manufacturing value streams incorporate high speed surface mount technology ("SMT"), production lines with 3D solder paste inspection, 3D automated optical inspection and x-ray inspection to ensure quality and process control. Multipoint functional testing is conducted to ensure quality control of assembled products. Products are serialized and test data is captured against serial numbers and stored in a manufacturing execution system ("MES") database for product traceability.

Our culture of continuous improvement and people first approach spans across both segments. Structured programs ensure our supply chains comply with Conflict Minerals standards.

Sales and Marketing

In 2023, no single customer made up more than 5% of consolidated net sales across the Company.

Strategy

One of the key drivers of future growth for both the Electronics and Hydraulics segments is our system sale approach that leverages electronic and hydraulic solutions from our trusted brands. While always protecting our existing business, we will provide strategic OEM partners with "system solutions" that ensure the safety, reliability, connectivity and control of their applications.

Our two segments are comprised of approximately 125 direct sales and application specialists serving our customers' needs. We will continue to use this long successful approach while augmenting our strategy by pursuing system sales at key global OEM's to drive growth.

We will accelerate promotion of the Helios brand through system sales while remaining focused on our well-established operating brands.

Hydraulics

In 2023, 68% of Helios' sales were derived from the Hydraulics segment. Our 2023 Hydraulics segment sales were distributed fairly evenly among our three major geographic regions with 42% to the Americas, 31% to Europe, the Middle East and Africa ("EMEA") and 27% to Asia Pacific ("APAC").

We market and sell hydraulic products and engineered solutions through value-add distributors and directly to OEMs. Our global channel partner network includes representation in many industrialized markets, and approximately 46% of segment sales are attributed to our channel partners who generally combine our products with other hydraulic components to design a complete hydraulic system. Sales direct to OEMs for integration in their machines make up the remaining 54%. We rely heavily on our distribution network in the U.S., while in the EMEA and APAC regions, sales are split more evenly between OEMs and distributors. Technical support is provided by local sales and application experts based in each region.

Electronics

Electronic products are sold globally to OEM customers, distributors and system integrators. OEM sales constituted 75% of total Electronics segment sales in 2023. Building strong, lasting partnerships with OEMs is a priority. We rely on direct customer contacts to stimulate demand for our products. We work closely with our OEM customers to design and deliver innovative and reliable products for specific applications. Our hardware and software products are designed and modified with the customer utilizing our extensive application knowledge to create unique system level products that cannot be easily replaced by simply switching out components. Customer service support and an in-house technical service department is available before, during and after the initial sale to create sustainable partnerships with our customers. Current OEM customers continue to specify our products in new projects based on the high level of engagement, quality products and delivery performance.

Our OEM sales team collaborates with large OEMs, whereas the distributor sales team works with an expanding number of distributors of varying sizes. Over the last few years, we restructured our sales teams to create a more dedicated focus on distributor sales. Overall, approximately 25% of 2023 segment sales were derived from independent authorized distributor channel partners.

We continue to execute on our strategic initiative to further diversify our channels to market and end markets served. In addition to acquisitions such as Balboa and Joyonway, this effort includes the development of new partners globally. These efforts assist in our ability to diversify our global customer base, allowing us to grow more quickly, diversify the end-markets we serve and expand our customer base.

Our new product initiatives in the Electronics Segment are focused on general market products that will require less customization by our engineering teams and provide a quicker sales cycle, making it easier for the products to be utilized in multiple new end markets and OEM applications.

Geographically, our 2023 Electronics segment sales represented 84% to the Americas, 9% to EMEA and 7% to APAC. There is a well-defined initiative to grow sales in EMEA and APAC as part of our growth strategy. Additionally, synergies identified at the time of acquisition utilize customer relationships from the Hydraulics segment to create pull through of electronic products, and joint product development has created additional sales opportunities for both segments. The systems sales approach will further drive pull through between the segments.

Competition

Hydraulics

Competitors in the hydraulics market are broken down into three categories: full-line hydraulic systems producers, component-only producers of CVT or QRC products and low-cost producers. Most competitors market globally. Full-line producers, such as Parker Hannifin, Danfoss/Eaton and Bosch Rexroth/HydraForce, can provide complete hydraulic systems to their customers, including components functionally like those manufactured in our Hydraulics segment. Similar to Helios, component-only producers are entities that offer only CVT or QRC products, while additional parts of the hydraulics system are obtained from other manufacturers. These include Delta Power Company, Stucchi and CEJN. Low-cost producers, such as Winner and Valvole Italia, are competitors who have emerged in low-cost production areas such as APAC and Europe. These competitors will typically attempt to copy our products and like products designed by competitors. Low-cost producers generally have a limited product range compared with full line or cartridge valve and quick release coupling only producers, which restricts their ability to be competitive.

We believe that we compete based upon the quality, reliability, value, speed of delivery and technological characteristics of our products and services.

Electronics

Competition within the electronics market is very broad with competitors ranging from large multinational companies with full electronics offerings, such as Continental and Garmin, to small niche companies that specialize in one product type. Enovation Controls is a niche player in the displays, controllers, gauges and instrumentation panel markets. Balboa Water Group is a niche player providing single source control and water flow systems in the health and wellness industry.

The market for products designed and manufactured by Enovation Controls is relatively fragmented with approximately the top five companies comprising the majority of the market, mostly servicing the automotive space. Enovation Controls differentiates itself through product quality, ruggedness, customization ability and service with a focus on mid-sized niche markets that are not well served by the large competitors. Our engagement and speed to market set us apart from larger competitors.

Balboa Water Group, including Joyonway, is the largest supplier of integrated end-to-end solutions for the therapy and wellness spa and bath market and is the only supplier capable of providing the full spectrum of components, from controls and displays to pumps and jets. By providing integrated architecture of hardware and software that is customized to match specific OEM products, Balboa Water Group creates a value proposition making it difficult to easily switch suppliers.

Our overall position in our key markets is defensible due to high barriers to switching suppliers, such as up-front engineering and programming costs and positive perceptions among core customers on key selection criteria, including quality and service.

Human Capital

We consider our employees as essential contributors to our success. Our primary emphasis is on acquiring and keeping talented individuals, fostering their growth through initiatives that not only improve technical expertise but also bolster leadership, communication, and collaboration skills. These efforts contribute to cultivating a high-performance, team-oriented culture at Helios. We are dedicated to building an inclusive workforce, and our commitment to shared values such as accountability, integrity, inclusion, innovation, and leadership creates an inviting environment for our colleagues and their ideas.

At the end of our 2023 fiscal year, we employed approximately 2,700 colleagues worldwide. Approximately 57% of our employees are located in the Americas region, 27% in the EMEA region and 16% in APAC. In addition, we have a committed service agreement with a third party that currently supports nearly 430 jobs in Mexico and serves as an integral part of our supply chain. The number of jobs available in Mexico through the third party is flexible based on demand within the markets we serve. We also hire consultants, independent contractors and temporary workers as needed to augment our workforce.

Our employees align themselves with our Shared Values and Code of Business Conduct and Ethics. The Company, in conjunction with its workforce, is committed to the principle that respect for others involves recognizing the dignity of every individual and embracing global diversity. Helios is steadfast in its dedication to maintaining a workplace free from discrimination and harassment, actively advocating for diversity in both hiring and employment practices. Our leadership and employees are unwavering in their commitment to "doing the right thing by living with integrity," which extends to caring for communities worldwide and the individuals within our employ.

We shape our people strategy by prioritizing employee engagement to foster talent growth, enhance the overall employee experience, and leverage technology for the attraction, retention, and development of the future workforce. Our commitment to talent development is evident through various programs implemented across our business units. Among these initiatives is our launch of *The 6 Types of Working Genius* training rolled out across each of our segments. This program is aimed at identifying better ways for our colleagues to understand their gifts, frustrations, and how to leverage them within their own teams or projects they are on. We will continue to cascade this framework down throughout the organization, nurturing a common language across the globe. We remain steadfast in continually improving our Career Development Program (CDP), designed to target recent college graduates, and working students. The CDP offers genuine job rotations, strategically cultivating future leaders in essential business disciplines. Furthermore, both segments actively engage in summer internships, forge partnerships with local educational institutions, and provide ongoing training and upskilling opportunities. Throughout 2023, we successfully launched our global talent management system. This system encompasses Helios' performance management, learning management, and career development initiatives. In accordance with our strategic objectives, it is imperative that we persist in cultivating, accelerating, and elevating talent throughout the entire organization.

We are dedicated to ensuring the safety of our employees. Each entity upholds environmental, health, and safety policies aimed at fostering the operation of our business in a manner that safeguards the health and well-being of the public and our workforce. Many of our businesses feature onsite medical clinics catering to employees and their families. We provide a range of health and welfare programs to encourage employee fitness, wellness, and preventive healthcare. Additionally, our workforce has access to a confidential employee assistance program that offers professional counseling services to employees and their family members.

We have approximately 570 employees in Italy who are represented by a union. We have constructive and productive dialog on a regular basis with union leaders. To the best of our knowledge, there is no labor dispute, strike, controversy, slowdown, work stoppage or lockout pending or threatened against or affecting the Company, nor is there any basis for any of the foregoing.

Patents and Trademarks

In addition to trade secrets, unpatented know-how and other intellectual property rights, we own approximately 300 active patents and trademarks relating to certain of our products and businesses. We believe that the growth of our business is dependent upon the quality and functional performance of our products and our relationship with the marketplace, rather than on any single patent, trademark, copyright or other item of intellectual property or group of patents, trademarks or copyrights. However, our patents are important in the defense of our intellectual property from competitors who exploit product development that is not otherwise legally protected by its creator.

Governmental Regulations

We are subject to a variety of federal, state and local laws and regulations, including in foreign jurisdictions, relating to our business practices, labor and employment, construction, land use and taxation, among others. These laws and regulations are complex, change frequently and have become more stringent over time. Compliance with government regulations, including environmental regulations, has not had a material effect on our capital expenditures, earnings or competitive position and based on current information and the applicable laws and regulations currently in effect, is not expected to. However, laws and regulations that impose significant operational restrictions and compliance requirements upon our company can be changed, accelerated or adopted, which could negatively impact our operating results. See Item 1A - Risk Factors.

Anti-Corruption and Anti-Bribery Laws and Regulations

We are subject to the U.S. Foreign Corrupt Practices Act ("FCPA") and anti-corruption laws, and similar laws in foreign countries, such as the U.K. Anti-Bribery Act of 2010. Any violation of these laws by us or our agents or distributors could create substantial liability for us, subject our officers and directors to personal liability, and cause a loss of reputation in the market. Increased business in higher risk countries could subject us and our officers and directors to increased scrutiny and increased liability. In addition, becoming familiar with and implementing the infrastructure necessary to comply with laws, rules and regulations applicable to new business activities and mitigating and protecting against corruption risks could be quite costly.

Export Controls and Trade Policies

We are subject to numerous domestic and foreign regulations relating to our operations worldwide. In particular, we are subject to trade and import and export regulations in multiple jurisdictions, including sanctions administered by the Office of Foreign Asset Controls of the U.S. Treasury Department (OFAC). Our businesses may also be impacted by additional domestic or foreign trade regulations ensuring fair trade practices, including trade restrictions, tariffs and sanctions.

Environmental Regulations

Our operations and properties are subject to laws and regulations relating to environmental protection, including those governing air emissions, water discharges, waste management and workplace safety. We use, generate and dispose of hazardous substances and waste in our operations and could be subject to material liabilities relating to the investigation and clean-up of contaminated properties and related claims. We are required to conform our operations and properties to these laws and adapt to regulatory requirements in all countries as these requirements change. In connection with our acquisitions, we may assume significant environmental liabilities, some of which we may not be aware of, or may not be quantifiable, at the time of acquisition. In addition, new laws and regulations, the discovery of previously unknown contamination or the imposition of new requirements could increase our costs or subject us to new or increased liabilities.

Occupational Health and Safety Regulations

The Company's operations are subject to extensive and stringent governmental regulations including regulations related to the Occupational Safety and Health Act ("OSHA") and similar safety and health regulations promulgated in other countries. The Company's employees in its manufacturing facilities operate complicated machinery that may cause substantial injury or death upon malfunction or improper operation. The Company's manufacturing locations are subject to the workplace safety rules and regulations of OSHA and local safety and health laws. The Company believes that it is in compliance with the requirements of these laws. However, in the event that the Company is unable to comply with OSHA or other environmental requirements, the Company could be subject to substantial sanctions, including restrictions on its business operations, monetary liability and criminal sanctions, any of which could have a material adverse effect upon the Company's business.

Sustainability

Corporate responsibility and sustainability are reflected in the Company's business strategy. The board of directors has oversight over, and recently reviewed, the Company's principles of corporate and social responsibility. The Company is committed to reducing emissions, recycling and minimizing its environmental footprint and has implemented several strategies to achieve these goals. The Company is also fully committed to the safety of its employees and the safety of those who use its products. Additionally, the Company actively seeks to support diversity initiatives in its hiring and employment practices. The Board and its committees will continue to assist the Company in its oversight of corporate social responsibilities, significant public policy issues, health and safety and climate-change related trends.

Available Information

Our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports, as well as our proxy statements and other materials which are filed with or furnished to the Securities and Exchange Commission ("SEC") are made available, free of charge, on or through the Helios website under the heading "Investors" and "SEC Filings" as soon as reasonably practicable after they are filed with, or furnished to, the SEC.

The Company's executive offices are located at 7456 16th St E, Sarasota, Florida 34243, and our telephone number is (941) 362-1200. Our website is www.heliostechnologies.com.

ITEM 1A. RISK FACTORS

FACTORS INFLUENCING FUTURE RESULTS – FORWARD-LOOKING STATEMENTS This Annual Report contains "forward-looking statements" (within the meaning of the Private Securities Litigation Reform Act of 1995) that are based on current expectations, estimates, forecasts, projections, our beliefs and assumptions made by us, including (i) our strategies regarding growth, including our intention to develop new products and undertake acquisitions; (ii) the effectiveness of creating the Centers of Excellence; (iii) our financing plans; (iv) trends affecting our financial condition or results of operations; (v) our ability to continue to control costs and to meet our liquidity and other financing needs; (vi) the declaration and payment of dividends; and (vii) our ability to respond to changes in customer demand domestically and internationally, including as a result of standardization. In addition, we may make other written or oral statements, which constitute forward-looking statements, from time to time. Words such as "may," "expects," "projects," "anticipates," "intends," "plans," "believes," "seeks," "estimates," variations of such words and similar expressions are intended to identify such forward-looking statements. Similarly, statements that describe our future plans, objectives or goals also are forward-looking statements. These statements are not guarantees of future performance and are subject to a number of risks and uncertainties, including those discussed below and elsewhere in this report. Our actual results may differ materially from what is expressed or forecasted in such forward-looking statements, and undue reliance should not be placed on such statements. All forward-looking statements are made as of the date hereof, and we undertake no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Factors that could cause actual results to differ materially from what is expressed or forecasted in such forward-looking statements include, but are not limited to: (i) our ability to respond to global economic trends and changes in customer demand domestically and internationally, including as a result of standardization and the cyclical nature of our business, which can adversely affect the demand for capital goods, (ii) supply chain disruption and the potential inability to procure goods; (iii) conditions in the capital markets, including the interest rate environment and the continued availability of capital on terms acceptable to us, or at all; (iv) global and regional economic and political conditions, including inflation (or hyperinflation), exchange rates, changes in the cost or availability of energy, transportation, the availability of other necessary supplies and services and recession; (v) changes in the competitive marketplace that could affect our revenue and/or cost basis, such as increased competition, lack of qualified engineering, marketing, management or other personnel and increased labor and raw materials costs; (vi) risks related to heath epidemics, pandemics and similar outbreaks, which may have material adverse effects on our business, financial position, results of operations and cash flows; (vii) risks related to our international operations, including the potential impact from ongoing geopolitical conflicts in Ukraine and the Middle East; (viii) new product introductions, product sales mix and the geographic mix of sales nationally and internationally; (ix) stakeholders, including regulators, views regarding our environmental, social and governance goals and initiatives, and the impact of factors outside of our control on such goals and initiatives; and (x) the risk factors identified below together with other risks and uncertainties described elsewhere in this Annual Report and described from time to time in our future reports filed with the SEC.

Risks Relating to Our Business: Global Regulatory and Economic Conditions

General global economic trends and industry trends may affect our sales. The capital goods industry in general, and our businesses, are subject to economic cycles that directly affect customer orders, lead times and sales volume. Economic downturns generally have a material adverse effect on our business and results of operations. Cyclical economic expansions provide a context where demand for capital goods is stimulated, creating higher incoming order rates for the products we produce. Higher demand can lead to part shortages, which drive costs up. If demand gets too strong, lead times can be extended, which may cause some customers to cancel orders. In the future, continued weakening or improvement in the economy will directly affect orders and influence results of operations.

Our business could be harmed by adverse global and regional economic and political conditions, including inflation, changes in the cost or availability of energy, transportation and other necessary supplies and services, as well as the impact of tariffs. We are subject to inflationary pressures on our operating costs, including labor, costs for supplies and costs for the transportation of our products. If we are not able to reduce our exposure to, mitigate the impact of or sufficiently increase our pricing to offset an increase in costs, it could materially and adversely affect our business, operating results and profitability.

Our success is dependent, in part, on our continued ability to reduce our exposure to or mitigate the impact of increases in the cost of raw materials, finished goods, energy, transportation and other necessary supplies and services through a variety of programs, including periodic purchases, future delivery purchases, long-term contracts, sales price adjustments and certain derivative instruments, while maintaining and improving margins and market share. Also, we rely on third-party manufacturers as a source for some of our products. These manufacturers are also subject to price volatility and labor cost and other inflationary pressures, which may, in turn, result in an increase in the amount we pay for sourced products. During periods of rising prices of raw materials, there can be no assurance that we will be able to pass any portion of such increases on to customers. Conversely, when raw material prices decline, customer demands for lower prices could result in lower sale prices and, to the extent we have existing inventory, lower margins. As a result, fluctuations in raw material prices could have a material adverse effect on our business, results of operations and financial condition.

Pricing and availability of finished goods, raw materials, energy, transportation and other necessary supplies and services for use in our businesses can be volatile due to numerous factors beyond our control, including general, domestic and international economic conditions, natural disasters, labor costs, production levels, competition, consumer demand, import duties and tariffs, currency exchange rates, international treaties and changes in laws, regulations and related interpretations and global political instability (such as related to the ongoing conflict between Russia and Ukraine, as well as the Israel-Hamas war).

Specifically, our operations and transactions depend upon favorable trade relations between the U.S. and those foreign countries in which our customers and suppliers have operations. A protectionist trade environment in either the U.S. or those foreign countries in which we do business or sell products, such as a change in the current tariff structures, export compliance laws, government subsidies or other trade policies, may adversely affect our ability to economically source materials, sell our products, or do business in foreign markets. Trade restrictions, including withdrawal from or modification of existing trade agreements, negotiation of new trade agreements and imposition of new (and retaliatory) tariffs against certain countries or covering certain products, including developments in U.S.-China trade relations, could limit our ability to capitalize on current and future growth opportunities in international markets and impair our ability to expand the business. These trade restrictions, and changes in, or uncertainty surrounding, global trade policies may affect our competitive position. Our overall success as a global business depends, in part, upon our ability to succeed in differing economic, social and political conditions. We may not succeed in developing and implementing policies and strategies to counter the foregoing factors effectively in each location where we do business and the foregoing factors may cause a reduction in our sales, profitability or cash flows or cause an increase in our liabilities.

Failure to comply with laws, regulations and policies, including the U.S. Foreign Corrupt Practices Act and U.K. Anti-Bribery Act or other applicable anti-corruption legislation, could result in fines, criminal penalties and an adverse effect on our business. We are subject to regulation under a wide variety of U.S. federal and state and non-U.S. laws, regulations and policies, including anti-corruption laws, due to our global operations. In particular, the U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act of 2010 and similar anti-bribery laws in other jurisdictions generally prohibit companies, their agents, consultants and other business partners from making improper payments to government officials or other persons (i.e., commercial bribery) for the purpose of obtaining or retaining business or other improper advantage. The laws also impose recordkeeping and internal control provisions on companies such as ours. We operate and/or conduct business, and any acquisition target may operate and/or conduct business, in some parts of the world, such as China and India, that are recognized as having governmental and commercial corruption. In such countries, strict compliance with anti-bribery laws may conflict with local customs and practices. We cannot provide assurance that our or any acquisition target's internal control policies and procedures have protected us, or will protect us, from unlawful conduct of our employees, agents, consultants and other business partners. In the event that we believe or have reason to believe that violations of anti-corruption laws may have occurred, we may be required to investigate and/or have outside counsel investigate the relevant facts and circumstances, which can be expensive and require significant time and attention from senior management. Violation may result in substantial civil and/or criminal fines, disgorgement of profits, sanctions and penalties, debarment from future work with governments, curtailment of operations in certain jurisdictions and imprisonment of the individuals involved. As a result, any such violations may materially and adversely affect our business, results of operations or financial condition. In addition, actual or alleged violations could damage our reputation and ability to do business. Any of these impacts could have a material, adverse effect on our business, results of operations or financial condition.

Our business is subject to a variety of governmental regulations that may restrict our business and may result in costs and penalties. We are subject to a variety of federal, state and local laws and regulations relating to foreign business practices, labor and employment, construction, land use and taxation, among others. These laws and regulations are complex, change frequently and have tended to become more stringent over time. Failure to comply with these laws and regulations may result in a variety of administrative, civil and criminal enforcement measures, including assessment of monetary penalties and the imposition of corrective requirements. From time to time, as part of the regular overall evaluation of our operations, including newly acquired operations, we may be subject to compliance audits by regulatory authorities. In addition, any failure to comply with regulations related to the government procurement process at the federal, state or local level, or restrictions on political activities and lobbying, may result in administrative or financial penalties. These penalties may include being barred from providing services to governmental entities, which could have a material adverse effect on our results of operations.

Our operations expose us to risks of non-compliance with numerous countries' import and export laws and regulations. Due to our significant foreign sales, we are subject to trade and import and export regulations in multiple jurisdictions, including the U.S. Treasury Department's Office of Foreign Assets Control's regulations. As a result, compliance with multiple trade sanctions and embargoes and import and export laws and regulations pose a constant challenge and risk to us. Furthermore, the laws and regulations concerning import activity, export recordkeeping and reporting, export control and economic sanctions are complex and constantly changing. Any failure to comply with applicable legal and regulatory trading obligations could result in criminal and civil penalties and sanctions, such as fines, imprisonment, debarment from governmental contracts, seizure of shipments, loss of import and export privileges, reputational damage and a reduction in the value of our common stock.

Risks Relating to Our Business: Environmental, Health & Safety

We face various risks related to health epidemics, pandemics and similar outbreaks, which may have material adverse effects on our business, financial position, results of operations and/or cash flows. We face various risks related to health epidemics, pandemics and similar outbreaks, including any ongoing global outbreak of COVID-19. Any continued spread of COVID-19 may lead to disruption and volatility in the global capital markets, which increases the cost of capital and adversely impacts access to capital. If significant portions of our workforce are unable to work effectively, including because of illness, quarantines, government actions, facility closures or other restrictions in connection with the COVID-19 pandemic, our operations will likely be impacted. We may be unable to perform fully on our contracts, and our costs may increase as a result of the COVID-19 outbreak. These cost increases may not be fully recoverable or adequately covered by insurance.

It is possible that any continued spread of COVID-19 could also cause further disruption in our supply chain; cause delay, or limit the ability of customers to perform, including in making timely payments to us; impact investment performance; and cause other unpredictable events. The nature and severity of COVID-19 conditions will be uncertain and continuing adverse impacts and/or the degree of the nature and severity of such conditions may vary dramatically by geography and by business. As a result, the actions we take in response to any such conditions may also vary widely by geography and by business and will likely be made with incomplete information, and may prove to be premature, incorrect or insufficient and could have a material, adverse impact on our business and results of operations.

We cannot at this time predict the impact of any variants and the effect to our workforce and potential material adverse effect on our business, financial position, results of operations and/or cash flows.

Our operations are subject to environmental, health and safety laws and regulations, and we may face significant costs or liabilities associated with environmental, health and safety matters. We are subject to a variety of federal, state, local and foreign environmental, health and safety laws and regulations concerning, among other things: the discharge of pollutants into the soil, air and water; the generation, storage, handling, use, release, disposal and transportation of hazardous materials and wastes; environmental cleanup; and the health and safety of our employees. Environmental, health and safety laws and regulations continue to evolve, and we may become subject to increasingly stringent environmental standards in the future, particularly related to air quality and water quality, which could require us to make changes to our operations or incur significant costs relating to compliance. We are also required to obtain and maintain environmental, health and safety permits and approvals for our facilities and operations. In addition, the potential impacts of climate change on our operations are highly uncertain. Although the financial impact of these potential changes is not reasonably estimable at this time, our operations in certain locations and those of our customers and suppliers could potentially be adversely affected, which could adversely affect our sales, profitability and cash flows. Our failure to comply with such laws, regulations, permits and approvals could subject us to increased employee healthcare and workers' compensation costs, liabilities, fines and other penalties or compliance costs, and could have a material adverse effect on our business, financial condition and results of operations.

Climate change and increased focus by governmental and non-governmental organizations and customers on sustainability issues, including those related to climate change, may adversely affect our business and financial results. Scientists have concluded that increasing concentrations of greenhouse gases in the Earth's atmosphere may produce climate changes that have significant physical effects, such as increased frequency and severity of storms, droughts, floods, wildfires and other climatic events. Increased frequency of extreme weather could cause increased incidence of disruption to the production and distribution of our products at these locations. Increasing natural disasters in connection with climate change could also be a direct threat to our third-party vendors, service providers or other stakeholders, including disruptions on supply chains or information technology or other necessary services for our operations.

Federal, state and local governments, as well as some of our customers, are beginning to respond to climate change issues. This increased focus on sustainability may result in new legislation or regulations and customer requirements that could negatively affect us as we may incur additional costs or be required to make changes to our operations in order to comply with any new regulations or customer requirements. Legislation or regulations that potentially impose restrictions, caps, taxes or other controls on emissions of greenhouse gases such as carbon dioxide, a by-product of burning fossil fuels such as those used in our supply chain, could adversely affect our operations and financial results.

More specifically, legislative, or regulatory actions related to climate change could adversely impact Helios by increasing our fuel costs and reducing fuel efficiency and could result in the creation of substantial additional capital expenditures and operating costs in the form of taxes, emissions allowances, or required equipment upgrades. Any of these factors could impair our operating efficiency and productivity and result in higher operating costs. In addition, revenues could decrease if we are unable to meet regulatory or customer sustainability requirements. These additional costs, changes in operations, or loss of revenues could have a material adverse effect on our business, financial condition and results of operations.

Risks Relating to Our Business: Growth Strategy

We are subject to various risks relating to our growth strategy. In pursuing our growth strategy, we intend to expand our presence in existing markets, enter new markets and pursue acquisitions and joint ventures to complement our business. Many of the expenses arising from expansion efforts may have a negative effect on operating results until such time, if at all, that these expenses are offset by increased revenues. We cannot assure that we will be able to improve our market share or profitability, recover our expenditures or successfully implement our growth strategy.

The expansion strategy also may require substantial capital investment for the construction of new facilities and their effective operation. We can give no assurance that additional financing will be available on terms favorable to us, or at all.

We may fail to successfully acquire or integrate companies that provide complementary products or technologies. A key component of our growth strategy and financial goals depends upon our ability to successfully identify and integrate acquisition targets that complement our existing products and services. Such a strategy involves the potential risks inherent in assessing the value, strengths, weaknesses, contingent or other liabilities and potential profitability of acquisition candidates, as well as integrating the operations of acquired companies. In addition, any acquisitions of businesses with foreign operations or sales may increase our exposure to risks inherent in doing business outside the U.S. From time to time, we may have acquisition discussions with potential target companies both domestically and internationally. Future acquisitions may or may not occur and, if an acquisition does occur, it may not be successful in enhancing our business for one or more of the following reasons:

- Any business acquired may not be integrated successfully and may not prove profitable;

- The price we pay for any business acquired may overstate the value of that business or otherwise be too high;

- Liabilities we take on through the acquisition may prove to be higher than we expected;

- There may be impairment of relationships with employees and customers of the business acquired, as a result of the change in ownership;

- We may fail to achieve acquisition synergies; or

- The focus on the integration of operations of acquired entities may divert management's attention from the day-to-day operation of our businesses.

Inherent in any future acquisition is the risk of transitioning company cultures and facilities. The failure to efficiently and effectively achieve such transitions could increase our costs and decrease our profitability.

We also may incur significant costs such as transaction fees, professional service fees and other costs related to future acquisitions, as well as integration-related costs following the completion of any such acquisitions. Although we expect that the realization of efficiencies related to the integration of any acquired businesses will offset the incremental transaction and acquisition-related costs over time, this net financial benefit may not be achieved in the near term, or at all.

We are subject to intense competition. Our products currently, and will continue to, face significant competition, both from other companies and from incumbent technologies and will continue to do so in the future. We believe that we contend with our competitors based upon quality, reliability, price, value, speed of delivery and technological characteristics. However, we cannot provide assurance that we will continue to be able to compete effectively with these companies.

Currently, certain of our customers purchase parts or products from us to meet a specific need in a system that cannot be filled by a component that they make themselves. However, given their superior technological capabilities and financial resources, our competitors could be engaged in the internal development of products and technologies that are similar to, or may compete with, certain of our products and technologies.

The future prospects for our products are dependent upon our customers' acceptance of our products as an alternative to their internally developed products. They also may decide to develop or acquire products that are similar to, or that may be substituted for, our products.

We also sell products into competitive markets. Within our primary markets, we compete with a range of companies that offer certain individual components of our full system solutions. Particularly within our Electronics segment, the components of our overall systems most commonly include displays, panels, sensors, valves and other end-devices. If our customers fail to accept our full system products or seek to internally develop alternatives to our full system products using component parts sourced from our competitors, or if we are otherwise unable to develop or maintain strong relationships with our customers, our business, financial condition and results of operations would be materially and adversely affected.

Competitive actions, such as price reductions, consolidation in the industry, improved delivery and other actions, could adversely affect our revenue and earnings. We could experience a material adverse effect to the extent that our competitors are successful in reducing our customers' purchases of products and services from us. Competition could also cause us to lower our prices, which could reduce our margins and profitability.

Risks Relating to Our Business: Operations

A disruption in our supply chain or other factors impacting the distribution of our products could adversely affect our business. A disruption within our logistics or supply chain network at any of the freight companies that deliver components for our manufacturing operations or ship our products to our customers could adversely affect our business and result in lost sales or harm to our reputation. Our supply chain is dependent on third-party ocean-going container ships, rail, barge and trucking systems and, therefore, disruption in these logistics services because of weather-related problems, strikes, geopolitical conflicts, bankruptcies or other events could adversely affect our financial performance and financial condition, negatively impacting sales, profitability and cash flows. Additionally, we rely on supplied labor through a third-party provider to support key operations in Mexico. A disruption in the ability of this provider to deliver qualified personnel and to operate our facility in Mexico could have a material adverse effect on our business, financial condition and operating results.

In addition, supply shortages for a particular type of material can delay production or cause increases in the cost of manufacturing our products. If these shortages were to be prolonged or expanded in scope, there could be significant impact on our ability to manufacture and to deliver our products. Accordingly, such impact on our manufacturing operations and delivery limitations could have a material adverse effect on our business, financial condition, results of operations and cash flows.

If we are unable to continue our technological innovation and successful introduction of new commercial products in an efficient, cost-effective manner, our business will be adversely affected. Our business involves a significant level of product development activities. Industry standards, customer expectations or other products may emerge that could render one or more of our products or services less desirable or obsolete. Maintaining our market position requires continued investment in research and development ("R&D"). Our future growth will depend on our ability to gauge the direction of the commercial and technological progress in our markets, as well as our ability to acquire new product technologies or to fund and successfully develop, manufacture and market products in this constantly changing environment. During an economic downturn or a subsequent recovery, we may need to maintain our investment in R&D, which may limit our ability to reduce these expenses in proportion to a sales shortfall. In addition, increased investments in R&D may divert resources from other potential investments in our business, such as acquisitions or investments in our facilities, processes and operations. If these activities are not as successful as currently anticipated, are not completed on a timely basis or are more costly than currently anticipated, or if we are not able to produce newly developed products at a cost that meets the anticipated product cost structure, then our future sales, margins and/or earnings could be lower than expected, which could have a material adverse effect on our business, financial condition, results of operations and cash flows. Further, if we fail to keep pace with evolving technological innovations in the markets we serve, our business will be adversely affected.

We are subject to fluctuations in the prices of parts and raw materials and dependent on our suppliers of these parts. We are dependent upon suppliers for parts and raw materials used in the manufacture of components that we sell, and some of our raw material costs are subject to commodity market price fluctuations. We may experience an increase in costs for parts or raw materials that we source from our suppliers, or we may experience a shortage of parts or raw materials for various reasons, such as the loss of a significant supplier, high overall demand creating shortages in parts and supplies we use, financial distress, work stoppages, natural disasters, fluctuations in commodity prices or production difficulties that may affect one or more of our suppliers. In particular, current or future global economic uncertainty may affect our key suppliers in terms of their operating cash flow and access to financing. This may, in turn, affect their ability to perform their obligations to us. In addition, quality and sourcing issues that our suppliers may experience can also adversely affect the quality and effectiveness of our products and services and may result in liability or reputational harm to us. Our customers rely on us to provide on-time delivery and have certain rights if our delivery standards are not maintained. A significant increase in our supply costs, including for raw materials that are subject to commodity price fluctuations, or a protracted interruption of supplies for any reason, could result in the delay of one or more of our customer contracts or could damage our reputation and relationships with our customers. Any of these events could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Unforeseen or recurring operational problems at any of our facilities, or other catastrophic loss of one of our key manufacturing facilities, may cause significant lost production and adversely affect our results of operations. Our manufacturing process could be affected by operational problems that could impair our production capability. Many of our manufacturing facilities contain high cost and sophisticated machines that are used in our manufacturing processes. Disruptions or shutdowns at any of our facilities could be caused by:

- maintenance outages to conduct maintenance activities that cannot be performed safely during operations;

- prolonged power failures or reductions;

- breakdown, failure or substandard performance of any of our machines or other equipment;

- noncompliance with, and liabilities related to, environmental requirements or permits;

- disruptions in the transportation infrastructure, including railroad tracks, bridges, tunnels or roads;

- fires, floods, earthquakes, tornadoes, hurricanes, microbursts or other catastrophic disasters, national emergencies, political unrest, war or terrorist activities; or

- other operational problems.

If some of our facilities are shut down, they may experience prolonged startup periods, regardless of the reason for the shutdown. Those startup periods could range from several days to several weeks or longer, depending on the reason for the shutdown and other factors. Any prolonged disruption in operations at any of our facilities could cause a significant loss of production and adversely affect our results of operations and negatively impact our customers and dealers.

We currently have operations located in geographies susceptible to severe weather events, such as hurricanes, floods, earthquakes and tornadoes. A catastrophic event, whether resulting from severe weather or otherwise, could result in the loss of the use of all or a portion of one of our manufacturing facilities. Although we carry property and business interruption insurance, our coverage may not be adequate to compensate us for all losses that may occur. Any of these events individually or in the aggregate could have a material adverse effect on our business, financial condition and operating results.

The transformation of our business from a holding company into an integrated operating company to improve productivity and advance product development efforts through our Centers of Excellence may not be successful in growing or enhancing our business on the timelines we suspect, or at all. Over the past few years, we began the process of transforming our operating model from a holding company to an integrated operating company with initiatives to drive growth, including "in the region, for the region" manufacturing to better align supply chain and manufacturing value streams with customers geographically to shorten lead times, reduce inventory, optimize costs, and mitigate global supply risks and establishing and expanding manufacturing centers to provide scale in North America, Asia and Europe to meet growing global demand. While the majority of the restructuring activity necessary to shift manufacturing to regional operational Centers of Excellence has been completed, there still remains additional transfers, integration activities and efficiency efforts. These restructuring activities may not be substantially completed in the expected timeframe or at all, may be more costly to implement than expected, or may not fully achieve the anticipated benefits for the business. Furthermore, such initiatives involve a significant amount of capital expenditures, organizational change and execution risk, which could have a negative impact on employee engagement, divert management's attention from other initiatives, and if not properly managed, impact our ability to retain key employees, cause disruptions in our day-to-day operations and have a negative impact on our financial results.


Risks Relating to Our Business: Financial


We may need additional capital in the future, and it may not be available on acceptable terms, or at all. We may require additional capital in the future to:

- fund our operations;

- finance investments in equipment and infrastructure needed to maintain and expand our manufacturing and distribution capabilities;

- enhance and expand the range of products we offer; and

- respond to potential strategic opportunities, such as investments, acquisitions and international expansion.

We can give no assurance that additional financing will be available on terms favorable to us, or at all. The terms of available financing may place limits on our financial and operating flexibility. If adequate funds are not available on acceptable terms, we may be forced to reduce our operations or to delay, limit or abandon expansion opportunities. Moreover, even if we are able to continue our operations, the failure to obtain additional financing could reduce our competitiveness. Our senior credit facility limits our ability to incur additional debt and therefore we likely would have to issue additional equity to raise additional capital. If we issue additional equity, a shareholder's interest in us will be diluted.

Our existing indebtedness could adversely affect our business and growth prospects. As of December 30, 2023, we had total indebtedness of approximately $525 million. Our indebtedness, or any additional indebtedness we may incur, could require us to divert funds identified for other purposes for debt service and impair our liquidity position. If we cannot generate sufficient cash flow from operations to service our debt, we may need to refinance our debt, dispose of assets or issue equity to obtain necessary funds. We do not know whether we would be able to take any of these actions on a timely basis, on terms satisfactory to us or at all.

Our indebtedness, the cash flow needed to satisfy our debt and the covenants contained in our senior credit facility have important consequences, including:

- limiting funds otherwise available for financing our capital expenditures by requiring us to dedicate a portion of our cash flows from operations to the repayment of debt and the interest on this debt;

- limiting our ability to incur additional indebtedness;

- limiting our ability to capitalize on significant business opportunities;

- placing us at a competitive disadvantage to those of our competitors that are less indebted than we are;

- making us more vulnerable to rising interest rates; and

- making us more vulnerable in the event of a downturn in our business.

More specifically, under the terms of our senior credit facility, we have agreed to certain financial covenants. In addition, our senior credit facility places limitations on our ability to acquire other companies. Any failure by us to comply with the financial or other covenants set forth in our senior credit facility in the future, if not cured or waived, could result in our senior lender accelerating the maturity of our indebtedness or preventing us from accessing availability under our senior credit facility. If the maturity of our indebtedness is accelerated, we may not have sufficient cash resources to satisfy our debt obligations and we may not be able to continue our operations as planned.

If our long-lived assets, goodwill or other intangible assets become impaired, we may be required to record significant non-cash charges to our earnings. We recognize impairments of goodwill when the fair value of any of our reporting units becomes less than its carrying value. Our estimates of fair value are based on assumptions about future cash flows of each reporting unit, discount rates applied to these cash flows and current market estimates of value. Based on the uncertainty of future revenue growth rates and other assumptions used to estimate our reporting units' fair value, future reductions in our expected cash flows could cause material non-cash impairment charges, which could have a material adverse effect on our results of operations and financial condition. We also have certain long-lived assets and other intangible assets which could be at risk of impairment or may require reserves based upon anticipated future benefits to be derived from such assets. Any change in the valuation of such assets could have a material effect on our profitability. Reference the Critical Accounting Policies and Estimates section for additional considerations.

Fluctuations in exchange rates may affect our operating results and impact our financial condition. Fluctuations in the value of the U.S. dollar may increase or decrease our sales or earnings. Because our consolidated financial results are reported in U.S. dollars, when we generate sales or earnings in other currencies, or we pay expenses in other currencies, the translation of those results into U.S. dollars can result in a significant increase or decrease in the reported amount of those sales or earnings. If the U.S. dollar strengthens relative to the value of the local currency, we may be less competitive. In addition, our debt service requirements are predominantly in U.S. dollars and a portion of our cash flow is generated in Chinese yuan, Australian dollar, British pounds, euros and other foreign currencies. Significant changes in the value of the foreign currencies relative to the U.S. dollar could impair our cash flow, results of operations and financial condition.

In addition, fluctuations in currencies relative to the U.S. dollar may make it more difficult to perform period-to-period comparisons of our reported results of operations. For purposes of accounting, the assets and liabilities of our foreign operations, where the local currency is the functional currency, are translated using period-end exchange rates, and the revenues and expenses of our foreign operations are translated using average exchange rates during each period.

In addition to currency translation risks, we incur currency transaction risk whenever we enter into either a purchase or a sales transaction using a currency other than U.S. dollars. Given the volatility of exchange rates, we may not be able to effectively manage our currency or translation risks. Volatility in currency exchange rates may decrease our sales and profitability and impair our financial condition. We periodically evaluate our need to hedge our exposures to foreign currencies and enter into forward foreign exchange contracts as we deem necessary, which contracts may not adequately hedge our exposure to foreign currencies.

Changes in tax rates, laws or regulations and the resolution of tax disputes could adversely impact our financial results. As a global company, we are subject to taxation in the U.S. and numerous non-U.S. jurisdictions. Significant judgment is required to determine our consolidated income tax provision and related liabilities. The Company's effective tax rate, cash flows and operating results could be affected by changes in the mix of earnings in countries with different statutory tax rates, as well as by changes in the local tax laws and regulations, or the interpretations thereof. In addition, the Company's tax returns are subject to regular review and audit by U.S. and non-U.S. tax authorities. While we believe our tax provisions are appropriate, the final outcome of tax audits or disputes could result in adjustments to the Company's tax liabilities, which could adversely affect our financial results.

Risks Relating to Our Business: Intellectual Property

The inability to protect our intellectual property could reduce or eliminate any competitive advantage and reduce our sales and profitability, and the cost of protecting our intellectual property may be significant. We have obtained and applied for some U.S. and foreign trademark and patent registrations and will continue to evaluate the registration of additional trademarks and patents, as appropriate. We cannot guarantee that any of our pending patent and trademark applications will be approved. Moreover, even if the applications are approved, third parties may seek to oppose or otherwise challenge them. An inability to obtain registrations in the U.S. or elsewhere could limit our ability to protect our trademarks and technologies and could impede our business. Further, the protection of our intellectual property rights may require expensive investment in protracted litigation and substantial management time, and there is no assurance we ultimately would prevail or that a successful outcome would lead to an economic benefit that is greater than the investment in the litigation. In the Electronics segment, the patents in our portfolio are scheduled to expire at various dates through 2041. In the Hydraulics segment, the patents in our portfolio are schedule to expire at various dates through 2053.

We may also face difficulties protecting our intellectual property rights in foreign countries. The laws of foreign countries in which our products are sold or manufactured may not protect our intellectual property rights to the same extent as the laws of the U.S. For example, we are increasing our technical capabilities and sales in China, where laws may not afford the same intellectual property protections.

If we are alleged to have infringed upon the intellectual property rights owned by others, our business and results of operations could be materially adversely affected. Competitors or other third parties may allege that we, or consultants or other third parties retained or indemnified by us, infringe on their intellectual property rights. We also may face allegations that our employees have misappropriated intellectual property rights of their former employers or other third parties. From time to time, we receive notices from other companies that allege we may be infringing certain of their patents or other rights. If we are unable to resolve these matters satisfactorily, or to obtain licenses on acceptable terms, we may face litigation. Given the potential risks and uncertainties of intellectual property-related litigation, the assertion of an infringement claim against us may cause us to spend significant amounts to defend the claim (even if we ultimately prevail), pay significant money damages, lose significant revenues, be prohibited from using the relevant technologies or other intellectual property rights, cease offering certain products or services, or incur significant license royalty, or technology development expenses. Even in instances where we believe that claims and allegations of intellectual property infringement against us are without merit, defending against such claims is time consuming and expensive and could result in the diversion of time and attention of our management and employees. In addition, although in some cases a third party may have agreed to indemnify us for such costs, such indemnifying party may refuse or be unable to uphold its contractual obligations.

If we are unable to protect the confidentiality of our trade secrets, our business and competitive position would be harmed. We maintain trade secrets, confidential and proprietary information in the course and scope of our business. In the Electronics segment particularly, we rely significantly on trade secrets such as unpatented software algorithms, know-how, technology and other proprietary information to maintain our competitive position. We seek to protect software algorithms through encryption mechanisms in the distribution of our binary files used in programming our engine control products. However, we cannot guarantee that these encryption techniques can protect all or any portion of these binary files. In practice, we seek to protect our trade secrets by entering into non-disclosure and confidentiality agreements with parties who have access to them, such as our employees, corporate collaborators, outside scientific collaborators, contract manufacturers, consultants, advisors and other third parties. The agreements obligate them to assign to us any inventions developed in the course of their work for us. However, we cannot guarantee that we have executed these agreements with each party that may have or has had access to our trade secrets or that the agreements we have executed will provide adequate protection. Despite these efforts, any of these parties may breach the agreements and disclose our proprietary information, including our trade secrets, and we may not be able to obtain adequate remedies for such breaches. As a result, we may be forced to bring claims against third parties, or defend claims that they bring against us, to determine ownership of what we regard as our intellectual property. Monitoring unauthorized disclosure is difficult and we do not know whether the procedures we have followed to prevent such disclosure are, or will be, adequate. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret is difficult, expensive and time-consuming, and the outcome is unpredictable. In addition, some courts inside and outside the U.S. may be less willing or unwilling to protect trade secrets. If any of our trade secrets were to be disclosed to, or independently developed by, a competitor, our competitive position would be harmed, which could have an adverse effect on our business and financial condition.

Our use of open source software may expose us to additional risks. We use open source software in our business, including in some of our products. While we try to monitor all use of open source software in our business to ensure that no open source software is used in such a way as to require us to disclose the source code to critical or fundamental elements of our software or technology, we cannot be certain that such use may not have inadvertently occurred in deploying our solutions. Furthermore, the terms of many open source licenses have not been interpreted by U.S. courts. As a result, there is a risk that these licenses could be construed in a way that could impose unanticipated conditions or restrictions on our ability to commercialize our products. The risks associated with usage of open source software cannot be eliminated and could potentially have a material adverse effect on our business, financial condition and results of operations.


Risks Relating to Our Business: Other


We are dependent upon key individuals and skilled personnel. Our success depends, to some extent, upon several key individuals. The loss of the services of one or more of these individuals could have a material adverse effect on our business. Future operating results depend to a significant degree upon the continued contribution of key management, technical personnel and the skilled labor force. As the Company continues to expand internationally, additional management and other key personnel will be needed. Competition for management and engineering personnel is intense, and other employers may have greater financial and other resources to attract and retain these employees. We conduct our global operations in North America, Europe and Asia Pacific and through a third-party supplier in Mexico. Our continued success is dependent on our ability to attract and retain a skilled labor force at these locations. There are no assurances that we will continue to be successful in attracting and retaining the personnel required to develop, manufacture and market our products and expand our operations.

We are subject to risks relating to international sales. International sales represent a significant proportion of our consolidated sales. Approximately 54% of our net sales were outside of the U.S. in both 2023 and 2022. We will continue to expand the scope of operations outside the U.S., both through direct investment and distribution, and we believe that international sales will continue to account for a substantial portion of net sales in future periods.

Our future results could be harmed by a variety of factors already stated in this Risk Section as well as those below:

- expropriation of property without fair compensation;

- governmental actions that result in the deprivation of contract or proprietary rights;

- difficulty in staffing and managing geographically widespread operations;

- the unionization of, or increased union activity, such as strikes or work stoppages, with respect to, our workforce outside the U.S.;

- differing labor regulations;

- requirements relating to withholding taxes on remittances and other payments by subsidiaries;

- difficulty in enforcement of contractual obligations under non-U.S. law;

- refusal or inability of foreign banks to make payment on letters of credit in connection with foreign sales, and our inability to collect from our foreign customers in such circumstances;

- restrictions on our ability to own or operate subsidiaries, repatriate dividends or earnings from our foreign subsidiaries, or to make investments or acquire new businesses in these jurisdictions; and/or

- the burden of complying with multiple and potentially conflicting laws.

Our international operations and sales also expose us to different local political, regulatory and business risks and challenges. For example, we are faced with potential difficulties in staffing and managing local operations, and we have to design local solutions to manage credit and legal risks of local customers and channel partners, which may not be effective. In addition, because some of our international sales are to suppliers that perform work for foreign governments, we are subject to the political and legal risks associated with foreign government projects. For example, certain foreign governments may require suppliers for a project to obtain products solely from local manufacturers or may prohibit the use of products manufactured in certain countries.

International growth and expansion into markets such as Europe, Asia and Latin America may cause us difficulty due to greater regulatory barriers than in the U.S., the necessity of adapting to new regulatory systems, problems related to entering new markets with different economic, social and political systems and conditions and significant competition from the primary participants in these markets, some of which may have substantially greater resources and political influence than we do. For example, unstable political conditions or civil unrest could negatively impact our order levels and sales in a region or our ability to collect receivables from customers or operate or execute projects in a region.

Increased IT security threats and more sophisticated and targeted computer crime could pose a risk to our systems, networks, products, solutions and services. We are dependent on various information technologies throughout our Company to administer, store and support multiple business activities. Increased global IT security threats and more sophisticated and targeted computer crime pose a risk to the security of our systems and networks and the confidentiality, availability and integrity of our data. While we attempt to mitigate these risks by employing a number of measures, including employee training, comprehensive monitoring of our networks and systems and maintenance of backup and protective systems, our systems, networks, products, solutions and services remain potentially vulnerable to advanced persistent threats. Depending on their nature and scope, such threats could potentially lead to the compromising of confidential information, improper use of our systems and networks, manipulation and destruction of data, defective products, production downtimes and operational disruptions, which in turn could adversely affect our reputation, competitiveness and results of operations.

Due to the nature of our business and products, we may be liable for damages based on product liability and other tort and warranty claims. We face an inherent risk of exposure to claims in the event that the failure, use or misuse of our products results, or is alleged to result, in death, bodily injury, property damage or economic loss. In the past, we have been subject to product liability claims relating to our products, and we may be subject to additional product liability claims in the future for both past and current products.

Although we currently maintain product liability coverage, which we believe to be adequate for the continued operation of our business, such insurance may become difficult or impossible to obtain in the future on terms acceptable to us. Moreover, our insurance coverage includes customary exclusions and conditions, may not cover certain specialized applications and generally does not cover warranty. A successful product liability claim or series of claims against us, including one or more consumer claims purporting to constitute class actions or claims resulting from extraordinary loss events, in excess of or outside our insurance coverage, or a significant warranty claim or series of claims against us, could materially decrease our liquidity, impair our financial condition and adversely affect our results of operations. Furthermore, regardless of the outcome, product liability claims can be expensive to defend, divert the attention of management and other personnel for significant periods of time and cause reputational damage.

We are subject to a variety of claims, investigations and litigation that could adversely affect our results of operations and harm our reputation. In the normal course of our business, we are subject to claims and lawsuits, including from time to time claims for damages related to product liability and warranties, investigations by governmental agencies, litigation alleging the infringement of intellectual property rights and litigation related to employee matters and commercial disputes. Defending these lawsuits and becoming involved in these investigations may divert our management's attention, and may cause us to incur significant expenses, even if there is no evidence that our systems or components were the cause of the claim. In addition, we may be required to pay damage awards, penalties or settlements, or become subject to injunctions or other equitable remedies, that could have a material adverse effect on our business, financial condition, results of operations and cash flows. Moreover, any insurance or indemnification rights that we have may be insufficient or unavailable to protect us against potential loss exposures.

Expectations relating to environmental, social and governance considerations expose the Company to potential liabilities, increased costs, reputational harm and other adverse effects on the Company's business. Many governments, regulators, investors, employees, customers and other stakeholders are increasingly focused on environmental, social and governance considerations relating to businesses, including climate change and greenhouse gas emissions, human capital and diversity, equity and inclusion. Responding to these environmental, social and governance considerations and implementation of these goals and initiatives involves risks and uncertainties, requires investments and are impacted by factors that may be outside the Company's control. In addition, some stakeholders may disagree with the Company's goals and initiatives and the focus of stakeholders may change and evolve over time. Stakeholders also may have very different views on where environmental, social and governance focus should be placed, including differing views of regulators in various jurisdictions in which we operate. Any failure, or perceived failure, by the Company to achieve its goals, further its initiatives, adhere to its public statements, comply with federal, state or international environmental, social and governance laws and regulations, or meet evolving and varied stakeholder expectations and standards could result in legal and regulatory proceedings against the Company and materially adversely affect the Company's business, reputation, results of operations, financial condition and stock price.

Risks Relating to Our Common Stock

Future sales of our common stock in the public market or the issuance of securities senior to our common stock could adversely affect the trading price of our common stock and our ability to raise funds in new stock offerings. Sales by us or our shareholders of a substantial number of shares of our common stock in the public markets, or the perception that these sales might occur, could cause the market price of our common stock to decline or could impair our ability to raise capital through a future sale of, or pay for acquisitions using, our equity securities.

We may issue common stock or equity securities senior to our common stock in the future for a number of reasons, including to finance our operations and business strategy, as consideration in acquisitions or for other reasons. We cannot predict the effect, if any, that future sales or issuances of shares of our common stock or other equity securities, or the availability of shares of our common stock or any other equity securities for future sale or issuance, will have on the trading price of our common stock.

Additional issuances of equity securities would dilute the ownership of existing shareholders and could reduce our earnings per share. We may issue equity securities in the future in connection with capital raising activities, acquisitions, strategic transactions or for other purposes. To the extent we issue additional equity securities, the ownership of our existing shareholders would be diluted and our earnings per share could be reduced.

We may not pay dividends on our common stock. Holders of our common stock are only entitled to receive such dividends as our board of directors may declare out of funds legally available for such payments and as permitted by our debt agreements. Although historically we have paid a continuous quarterly dividend and a periodic special dividend, we are not required to declare cash dividends on our common stock, and the payment of future quarterly and special dividends is subject to the discretion of our board of directors. In determining the amount of any future quarterly or special dividends, our board of directors will consider economic and market conditions, our financial condition and operating results. Any change in our historical dividend practice could adversely affect the market price of our common stock. If our board of directors decides not to pay dividends in the future, then a return on investment in our common stock will only occur if our stock price appreciates.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 1C. CYBERSECURITY

Risk Management and Strategy

We assess, identify and manage material risks from cybersecurity threats through various protective policies, procedures and processes. These are embedded into our overall risk management system and extend to risks related to systems hosted by third parties.

We utilize external standards, such as the Center for Internet Security framework as a starting point for the design and development of our systems that assess risk and mitigation measures. An annual risk assessment is completed and presented to the executive leadership team and the Company's Board of Directors. We discuss changes to our policies, procedures and processes needed to address gaps identified through the assessment.

We maintain organizational safeguards that include employee training, business continuity planning and cybersecurity insurance. These safeguards are reviewed on an annual basis or more frequently as the business environment warrants and are adjusted as needed to account for changes in the Company and overall risk environment. Cybersecurity training is provided to employees through both online and classroom instructor led trainings.

We incorporate technical safeguards such as Multi-Factor Authentication ("MFA"), principles of Zero Trust and password complexity policies for all accounts to help prevent unauthorized access to our systems and data. We also operate a Security Operations Center ("SOC") to manage our real-time end point protection monitoring.

We engage in annual corporate-wide internal and external facing penetration tests, employing a battery of hacking tools to map out our assets and to assess vulnerabilities that could be exploited. In addition, we also extend such testing to newly acquired companies and assets as part of the integration process. This penetration testing is performed by a third party and is used to evaluate our current posture towards IT security threats and to make adjustments, as needed, to protect our systems. The results are reviewed with the executive leadership team and the Company's Board of Directors.

We have an Incident Response Policy and related processes that outline steps to be taken in the event of a cybersecurity incident across Helios, our partners and third-party hosted systems. All incidents are reported to the Global Head of Information Technology who then reviews significant incidents with a cross-functional working group, inclusive of the Company CFO and General Counsel, to assess the materiality or potential materiality. An Incident Response Team that will determine response actions to be taken and coordinate all necessary communications is formed when an incident is deemed material or potentially material.

No risks from IT security threats nor any previous IT security incidents have materially affected or are reasonably likely to materially affect us, including our business strategy, results of operations or financial condition, but we cannot provide any assurance that they will not be materially affected in the future by such risks or incidents. For a discussion of whether and how any risks from cybersecurity threats have materially affected or are reasonably likely to materially affect the Company, including its business strategy, results of operations or financial condition, see "Risks Relating to Our Business: Other—Increased IT security threats and more sophisticated and targeted computer crime could pose a risk to our systems, networks, products, solutions and services" in Item 1A, Risk Factors.

Corporate Governance

Role of Management

Helios Technologies, Information Systems organization is led by the Global Head of Information Technology and is responsible for administration of the cybersecurity and information security framework and risk management, including that of the Corporation, with oversight by the ESG Committee.

Helios' Global Head of Information technology is an active member of InfraGard and has formal education in information technology with over 25-years' experience in roles involving management of cybersecurity functions, cyber strategy, and leading and collaborating on information systems and related technologies. The Global Head of Information Technology receives regular updates on cybersecurity developments, results of mitigation efforts and cybersecurity incident response and remediation.

Helios IT management is responsible for developing and implementing its cybersecurity policies and is comprised of individuals with either formal education in information technology or cybersecurity or have relevant experience working in information technology and cybersecurity. Additionally, leaders in Helios' information technology function receive periodic training and education on cybersecurity related topics including certifications.

Role of the Helios Board

The ESG Committee addresses risks related to the global enterprise, including material risks facing the businesses, risks the Company may face in the future, measures that management has employed to address those risks and other information relating to how risk analysis is incorporated into the Company's corporate strategy and day-to-day business operations. As part of this oversight function, the ESG Committee is responsible for overseeing cybersecurity-related risks. The ESG Committee includes cybersecurity topics in its quarterly updates to the full Board, which provides further oversight over our cybersecurity-related risks and the Company's strategies to address such risks.

ITEM 2. PROPERTIES

Corporate Office

We lease office space in Sarasota, FL that is used as our corporate headquarters and customer experience center.

Segments

The table below presents information on the primary operating facilities in our Hydraulics and Electronics segments. These locations are generally used for manufacturing and distribution activities as well as sales, engineering and administrative functions.

We believe that our properties have been adequately maintained, are generally in good condition and are suitable and adequate for our business as presently conducted. The extent of utilization of our properties varies from time to time and among our facilities.

Hydraulics Segment

Region	Square Footage (in thousands)		
	Owned	Leased	Total
Americas	1,953	4	1,957
Europe	54	825	879
Asia/Pacific	73	184	257
Total	2,080	1,013	3,093

Electronics Segment

Region	Square Footage (in thousands)		
	Owned	Leased	Total
Americas	533	377	910
Europe	18	7	25
Asia/Pacific	—	63	63
Total	551	447	998

ITEM 3. LEGAL PROCEEDINGS

From time to time we are involved in routine litigation incidental to the conduct of our business. We do not believe that any pending litigation will have a material adverse effect on our consolidated financial position or results of operations.

ITEM 4. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information

Our Common Stock has been trading publicly under the symbol HLIO on the New York Stock Exchange since November 1, 2021. We previously traded on the Nasdaq Global Select Market under the symbol HLIO since June 17, 2019 and prior to that under the symbol SNHY since our initial public offering on January 9, 1997.

Holders

There were 120 shareholders of record of Common Stock on February 16, 2024. The number of record holders was determined from the records of our transfer agent and does not include beneficial owners of Common Stock whose shares are held in the names of securities brokers, dealers and registered clearing agencies.

Dividends

We have historically paid regular quarterly dividends of $0.09 per share. Our board of directors currently intends to continue to pay a quarterly dividend of $0.09 per share during 2024. However, the declaration and payment of future dividends is subject to the sole discretion of the board of directors, and any determination as to the payment of future dividends will depend upon our profitability, financial condition, capital needs, acquisition opportunities, future prospects and other factors deemed pertinent by the board of directors.

Equity Compensation Plans

Information called for by Item 5 is provided in Note 13 of the Notes to the Consolidated Financial Statements included in this Annual Report (Item 8 of this report).

Issuer Purchases of Equity Securities

We did not repurchase any of our stock during the year ended December 30, 2023.

Five-Year Stock Performance Graph

The following graph compares cumulative total return among Helios, the Russell 2000 Index and the Dow Jones US Diversified Industries Index, from December 28, 2018, through December 30, 2023, assuming $100 invested in each on December 29, 2018. Total return assumes reinvestment of any dividends for all companies considered within the comparison. The stock price performance shown in the graph is not necessarily indicative of future price performance.

Comparison of 5 Year Cumulative Total Return
Among Helios Technologies, the Russell 2000 Index and Dow Jones US Diversified
Industries Index



	12/29/2018	12/28/2019	1/2/2021	1/1/2022	12/31/2022	12/30/2023
Helios Technologies	$ 100.00	$ 137.62	$ 162.72	$ 322.80	$ 167.95	$ 140.77
Russell 2000 Index	100.00	126.50	151.79	174.28	138.66	162.14
Dow Jones US Diversified Industries Index	100.00	128.20	143.86	158.23	145.36	188.70

ITEM 6. [RESERVED]

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The operating results of the Hydraulics and Electronics segments included in Management's Discussion and Analysis of Financial Condition and Results of Operations are presented on a basis consistent with our internal management reporting. Segment information included in Note 16 of the Notes to the Consolidated Financial Statements included in this Annual Report is also presented on this basis. All differences between our internal management reporting basis and accounting principles generally accepted in the U.S. ("U.S. GAAP"), specifically the allocation of certain corporate and acquisition-related costs, are included in Corporate and Other.

Overview

We are a global leader in highly engineered motion control and electronic controls technology for diverse end markets, including construction, material handling, agriculture, industrial, mobile, energy, recreational vehicles, marine and health and wellness.

We operate under two business segments: Hydraulics and Electronics. The Hydraulics segment designs and manufactures hydraulic motion control and fluid conveyance technology products, including cartridge valves, manifolds, quick release couplings as well as engineers hydraulic solutions and in some cases complete systems. The Electronics segment designs and manufactures customized electronic controls systems, displays, wire harnesses, and software solutions for a variety of end markets.

During 2021, we augmented our strategy to transform our business from a holding company to a global integrated operating company. At that same time, we introduced the framework of the Helios Business System, "HBS" (pictured in Item 1 of Part 1), which is at the heart of all we do. We are accomplishing this transformation into a global integrated operating company by leveraging sales, marketing, innovation, customer relationships and operational excellence across all our businesses. Our progress to date, through a very complex macro operating environment, is a direct reflection of the commitment of our talented workforce executing our augmented strategy.

Acquisitions

Our acquisition activity, driven by our strategic vision, has enabled us to diversify our product offerings and the markets we serve and expand our geographic presence. Prior to 2016, we operated primarily in the hydraulics market with a small presence in electronics.

In January 2021, we acquired the assets of BJN Technologies, LLC, an innovative engineering solutions provider that was founded in 2014. With the acquisition, we formed the Helios Center of Engineering Excellence to centralize our innovation and technology advancements to better leverage existing talents across the electronics segment initially, and then throughout all of Helios.

In July 2021, we completed another flywheel acquisition of NEM S.r.l., an innovative hydraulic solutions company providing customized material handling, construction, industrial vehicle and agricultural applications to its global customer base, predominantly in Europe and Asia. NEM enhances the Helios electro-hydraulic product offering, provides geographic expansion and adds scale to address new markets.

In October 2021, we completed the acquisition of Joyonway, a developer of control panels, software, systems and accessories for the health and wellness industry. Joyonway operates from two locations in China, Shenzhen and Dongguan, both of which are in the hub of electronics and software development in China and give us a foothold for electronics manufacturing in Asia.

In July 2022, we completed the acquisition of the assets of Taimi R&D, Inc., a Canadian manufacturer of innovative hydraulic components that offers ball-less design swivel products, which improve hydraulic reliability of equipment, increase the service life of components and help protect the environment by reduced leakage. Taimi brings a differentiated, yet complementary product line to our hydraulics platform as well as strong engineering breadth.

In September 2022, we completed another flywheel acquisition of Daman Products Company, headquartered in Mishawaka, Indiana. Daman is a leading designer and manufacturer of standard and custom precision hydraulic manifolds and other fluid conveyance products for its customer base, predominantly in North America. The acquisition of Daman expands the Company's technologies and markets and provides an opportunity to produce integrated package offerings with multiple Helios brands.

In January 2023, we completed the acquisition of Schultes Precision Manufacturing, Inc. Schultes is a highly trusted specialist in manufacturing precision machined components and assemblies for customers requiring very tight tolerances, superior quality, and exceptional value-added manufacturing processes. Currently serving the hydraulic, aerospace, communication, food services, medical device, and dental industries, Schultes brings the manufacturing quality, reliability, and responsiveness critical to its customers' success. Schultes provides additional manufacturing know-how and expands our business into new end markets with attractive secular tailwinds.

In May 2023, we completed the acquisition of i3 Product Development. i3 is a custom engineering services firm, with over 55 engineers specializing in electronics, mechanical, industrial, embedded and software engineering. i3 specializes in working to transform customer's ideas into industrial design solutions through rapid prototyping and creating 3D models in-house. Their solutions are used across many sectors, including medical, off-highway, recreational and commercial marine, power sports, health and wellness, agriculture, consumer goods, industrial, sports and fitness.

Global Economic Conditions

Geo-Political Conflict

We continue to monitor the ongoing conflicts between Russia and Ukraine and the Israel-Hamas war and evaluate the broader economic impact those conflicts could have on our operations, supply channels and the operations of our partners and customers. We do not have operations in these regions at this time and those conflicts have not and are not expected to have a material impact on our financial condition or results. Refer to Item 1A Risk Factors of this Annual Report for additional discussion about geo-political risks.

COVID-19 Pandemic

In the first half of 2022, we experienced mild impacts from the pandemic. At the beginning of the second quarter our locations in China began to shut down periodically due to regulatory lockdown measures associated with a COVID-19 outbreak. The shutdown of our locations and our customers' locations impacted operations and sales through May with recovery occurring in June as the lockdowns were lifted. We also faced disruption to our workforce from the pandemic. While the impact was not significant, the absenteeism caused labor inefficiencies in production. Additionally, in certain locations we faced pressure from competitive labor markets. Since the first half of 2022, there have been no COVID-related shutdowns or other significant new disruption to our business from the pandemic.

Throughout 2022, and continuing into 2023, we faced constraints related to sourcing certain electronic and other components, which originated from the high demand for these products caused by the pandemic. We were able to mitigate some of the impact with our procurement efforts, production schedule adjustments and product redesigns. The availability of components improved as 2023 progressed.

Demand in the health and wellness market was favorably impacted by the pandemic in 2020 and 2021, as consumers invested in leisure products and activities. However, during 2022, we experienced a sharp decline in sales in this end market as demand declined and inventory levels in the channel increased. By the second half of 2023, inventory levels in the market began to normalize, and we saw an uptick in demand as we exited the year.

Refer to Item 1A Risk Factors of this Annual Report for additional COVID-19 related discussion.

Industry Conditions

The capital goods industries in general, and the Hydraulics and Electronics segments specifically, are subject to economic cycles. We utilize industry trend reports from various sources, as well as feedback from customers and distributors, to evaluate economic trends. We also rely on global government statistics such as Gross Domestic Product and Purchasing Managers Index to understand higher level economic conditions.

Hydraulics

According to the National Fluid Power Association (the fluid power industry's trade association in the U.S.), the U.S. index of shipments of hydraulic products decreased 4% in 2023, after increasing 20% in 2022 and increasing 21% in 2021. In Europe, the CEMA Business Barometer reported in January 2024 that the general business climate index for the European agricultural machinery industry has continued its downward slide in the area of deep recession territory. CEMA further reported that the direct customers of the manufacturers, the dealers, are not able to pass on their numerous orders to the end customers. The CECE (Committee for European Construction Equipment) business climate index bounced back slightly in November after seven consecutive months of decline. They reported the favorability was driven by both current business evaluation and future expectations.

Electronics

The Federal Reserve's Industrial Production Index, which measures the real output of all relevant establishments located in the U.S., reports production of semiconductors and other electronics components met the lowest level in the first quarter of 2023 when compared to the prior two years; however, this improved notably and consistently throughout 2023, to reach the record high in the fourth quarter of 2023 when compared to the prior two years. The Institute of Printed Circuits Association ("IPC") reported that North American printed circuit board ("PCB") shipments and bookings decreased in December 2023 by 18.3% and 28.7%, respectively, compared with the same month last year. PCB shipments increased and bookings decreased in December 2023 by 1.0% and 14.1%, respectively, compared with November 2023. The IPC also reported that North American electronics manufacturing services ("EMS") shipments increased and bookings decreased in December 2023 by 1.3% and 7.0%, respectively when compared with the same month last year. EMS shipments and bookings in December 2023 were up 6.2% and 2.3%, respectively when compared with November 2023.

2023 Results and Comparison of Years Ended December 30, 2023 and December 31, 2022
(In millions, except per share data)

The following is a discussion of our results of operations and liquidity and capital resources for the year ended December 30, 2023; comparisons are with the corresponding reporting period of 2022, unless otherwise noted.

The following table presents our consolidated results of operations:

	For the year ended		$ Change	% Change
	December 30, 2023	December 31, 2022		
Net sales	$ 835.6	$ 885.4	$ (49.8)	(5.6)%
Gross profit	$ 261.7	$ 298.5	$ (36.8)	(12.3)%
Gross profit %	31.3%	33.7%		
Operating income	$ 79.9	$ 137.3	$ (57.4)	(41.8)%
Operating income %	9.6%	15.5%		
Net income	$ 37.5	$ 98.4	$ (60.9)	(61.9)%
Diluted net income per share	$ 1.14	$ 3.02	$ (1.88)	(62.3)%

Consolidated net sales for the 2023 year declined $49.8, 5.6%. We experienced organic net sales decline of $102.6, which was offset partially by sales from acquisitions totaling $52.8. Sales were impacted most by reduced demand for products in our health and wellness end market, which continued to be below the prior year. Sales in this end market were previously strengthened by the pandemic as consumers invested in health and leisure products. Other declines included sales into the industrial, marine and mobile end markets, offset partially by increases in the off-road vehicles end market. Consolidated net sales were down in all regions in the year-to-date period. Year-to-date organic sales were positively impacted by pricing changes of $18.6, 2.1%. Also, there were minimal effects on consolidated net sales from changes in foreign currency exchange rates during the year.

Gross profit declined $36.8, 12.3%, in 2023 driven by lower volume, different margin profiles of acquired businesses, higher restructuring costs of $4.7, higher wage and benefit costs of $2.4 and unfavorable foreign currency of $0.4, partially offset by pricing adjustments. Material costs as a percentage of sales, excluding pricing changes and acquisition-related sales, was the same year-over-year on a consolidated basis. Gross margin declined by 240 basis points, impacted by lower fixed costs leverage on lower volume and cost impacts noted above. Changes in foreign currency exchange rates compared to 2022 reduced gross profit by $0.4.

During 2023, we incurred $12.1 of costs related to our restructuring activities. In the Hydraulics segment, we executed an operational restructure that involved the creation of our two new regional operational Centers of Excellence. In our Electronics segment, we executed an organizational restructure to shift several product lines to the expanded facility in Tijuana and to adjust our labor base in line with current demand levels. The restructuring costs are comprised of non-recurring severance and termination benefits of $7.8 and $4.3 of travel and other expenses. The restructuring plans are expected to improve the global cost structure of the business.

Operating income as a percentage of sales decreased 5.9 percentage points to 9.6% in 2023 compared with the prior year period. Operating margin was unfavorably impacted during 2023 by different margin profiles of acquired businesses and a $4.8 increase in acquisition-related amortization, primarily from the new intangibles added during the first half of the 2023 for the Schultes and i3 acquisitions. These negative impacts were compounded by higher restructuring costs included in Selling, engineering and administrative ("SEA") expenses of $2.2 and the gross margin level changes. However, these unfavorable impacts were partially offset by lower M&A and integration related costs of $5.3.

Net income and earnings per share ("EPS") were unfavorably impacted by foreign currency transaction losses of $0.6 in 2023 compared to gains of $0.9 in 2022. The prior year benefited from gains on sale of property, plant and equipment primarily related to restructuring activities totaling $1.8, and the current year benefited from a decrease in tax expense of $11.7 compared to 2022.

<center>Segment Results</center>

Hydraulics

The following table presents the results of operations for the Hydraulics segment:

| | For the year ended | | | | | | |
	December 30, 2023		December 31, 2022		$ Change		% Change
Net sales	$	565.8	$	551.3	$	14.5	2.6%
Gross profit	$	181.8	$	195.5	$	(13.7)	(7.0)%
Gross profit %		32.1%		35.5%			
Operating income	$	93.3	$	122.7	$	(29.4)	(24.0)%
Operating income %		16.5%		22.3%			

Net sales for the Hydraulics segment grew by $14.5, 2.6%. We experienced organic net sales decline of $32.5, 5.9%, and acquisition sales totaled $47.0. Organic sales declined in 2023 due to decreased demand in all regions, as well as in several of our end markets including the mobile and industrial equipment markets. Discrete impacts to our organic sales included pricing changes that were favorable by $13.4, 2.4%, and favorable changes in foreign currency exchange rates of $0.3, 0.1%.

The following table presents net sales based on the geographic region of the sale for the Hydraulics segment:

| | For the year ended | | | | | | |
	December 30, 2023		December 31, 2022		$ Change		% Change
Americas	$	234.4	$	199.5	$	34.9	17.5%
EMEA		177.6		186.5		(8.9)	(4.8)%
APAC		153.8		165.3		(11.5)	(7.0)%
Total	$	565.8	$	551.3			

Regional sales performance in 2023 compared to the prior year was driven by:

Americas - pricing and our recent acquisitions contributed to a 17.5% increase in sales

EMEA - excluding favorable changes in foreign currency rates of $3.3, sales declined $12.2, 6.5%, from softer demand in the region

APAC - excluding unfavorable changes in foreign currency rates of $3.0, sales declined $8.5, 5.1%, from softer demand in the region

In 2023, we continued our restructuring activities within our Hydraulics segment related to the creation of our two new regional operational Centers of Excellence. We incurred $10.2 of restructuring costs including labor, travel and other expenses associated with the manufacturing relocation; $6.0 of the costs are included in cost of goods sold and $4.2 are reflected in SEA expenses.

During 2023, gross profit declined $13.7, 7.0%, from volume while gross margin declined by 340 basis points, primarily from different margin profiles of acquired businesses, $4.9 of increased restructuring costs comprised of labor, travel and other expenses associated with the manufacturing relocation, $0.6 of unfavorable change in foreign currency exchange rates, which were partially offset by pricing amounts noted above. Material costs as a percentage of sales increased by 110 basis points, excluding pricing changes and acquisition-related sales.

Operating income as a percentage of sales decreased 580 basis points to 16.5%. SEA expenses increased $15.7, 21.6%, mainly due to acquisitions and corporate activities. Other increases to SEA were for restructuring costs of $1.3, professional fees of $0.7, R&D costs of $0.7 and travel and marketing costs of $0.6. SEA as a percent of sales increased 240 basis points to 15.6% in 2023, negatively impacted from lost leverage of our fixed costs on the lower sales.

In the third quarter of 2023, the Company experienced aggregate losses related to a fire and a weather-related incident at one of its manufacturing locations in Italy resulting in the shut-down of operations for a period of time and disruption in production as recovery efforts ensued. Impacted operations have been restored. There are insurance claims open related to these incidents and the Company is working closely with the insurance carrier to assess the claims and evaluate potential recoveries. Losses from damage to the building, equipment and supplies have been fully offset by probable insurance recoveries, which represents anticipated insurance proceeds not in excess of the associated losses, for which receipt has been deemed probable. Any recoveries in excess of losses incurred will be recognized when all contingencies related to the claim have been resolved.

Electronics

The following table presents the results of operations for the Electronics segment:

	For the year ended				$ Change		% Change
	December 30, 2023		December 31, 2022				
Net sales	$	269.8	$	334.1	$	(64.3)	(19.2)%
Gross profit	$	79.9	$	103.0	$	(23.1)	(22.4)%
Gross profit %		29.6%		30.8%			
Operating income	$	24.7	$	52.5	$	(27.8)	(53.0)%
Operating income %		9.2%		15.7%			

Net sales for the Electronics segment declined by $64.3, 19.2%. We experienced organic net sales decline of $70.1, 21.0%, which was partially offset by acquisition sales of $5.8. Organic sales declined in 2023 from decreased demand in all regions, as well as in several of our end markets including the health and wellness end market. The marine market also experienced a notable decline; however, this was partially offset by improvement in the mobile and off-road vehicles end markets. Discrete impacts to our organic sales included pricing changes that were favorable by $5.2, 1.6%, partially offset by unfavorable changes in foreign currency exchange rates of $0.2, 0.1%.

The following table presents net sales based on the geographic region of the sale for the Electronics segment:

	For the year ended			
	December 30, 2023	December 31, 2022	$ Change	% Change
Americas	$ 226.5	$ 270.9	$ (44.4)	(16.4)%
EMEA	25.2	37.1	(11.9)	(32.1)%
APAC	18.1	26.1	(8.0)	(30.7)%
Total	$ 269.8	$ 334.1		

In 2023, we executed restructuring activities within our Electronics segment to shift product lines to the expanded facility in Tijuana and to adjust our labor base in line with current demand levels. We incurred $1.9 of restructuring costs including labor, travel and other expenses associated with the manufacturing relocation; $0.4 of the costs are included in cost of goods sold and $1.5 are reflected in SEA expenses.

During 2023, gross profit declined $23.1, 22.4%, primarily due to lower sales volume and material cost increases. Gross margin for 2023 declined by 120 basis points primarily from the higher material costs, unfavorable margin profile of acquired businesses, $0.7 of increased restructuring costs comprised of labor, travel and other expenses associated with the manufacturing relocation, partially offset by favorable impacts from changes in foreign currency exchange rates compared to the prior year of $0.1 and the pricing amounts noted above. Material costs as a percentage of sales decreased by 80 basis points, excluding pricing changes and acquisition-related sales.

SEA expenses increased $4.7, 9.3%, in 2023 primarily from acquisitions and wages and benefits of $2.4 for the rolling impact of previous merit increases, market adjustments and new hires for investments in engineering, sales and corporate activities. SEA as a percent of sales increased 5.4 percentage points to 20.5% in 2023 from 15.1% in 2022, negatively impacted by reduced leverage of our fixed costs on the lower sales.

Corporate and Other

Certain costs are excluded from business segment results as they are not used in evaluating the results of, or allocating resources to, our operating segments. For the year ended December 30, 2023, these costs totaled $38.1 for: amortization of acquisition-related intangible assets of $32.9, $4.0 related to other acquisition and integration activities and $1.2 officer transition costs.

For the year ended December 31, 2022, these costs totaled $37.9 for: amortization of acquisition-related intangible assets of $28.1, $9.5 related to other acquisition and integration activities and $0.3 officer transition costs.

Interest Expense, net

Net interest expense increased $14.5 during 2023 to $31.2 compared with $16.7 in 2022. The change is attributable to higher average debt levels during 2023, as borrowings used to fund acquisitions exceeded repayments in addition to higher interest rates when compared to 2022. Average net debt increased by $37.9 during 2023 to $447.4 compared with $409.5 in 2022.

Income Taxes

The provision for income taxes for the year ended December 30, 2023, was 23.8% of pretax income compared with 19.2% for the year ended December 31, 2022. The difference relates principally to a shift in the mix of the Company's worldwide income and increase in valuation allowance established. The effective rate typically fluctuates relative to the levels of income and different tax rates in effect from year to year among the countries in which we sell our products.

On August 16, 2022, the Inflation Reduction Act was enacted into law, and includes, among other things, a new 15% corporate alternative minimum tax and 1% excise tax on stock repurchases after December 31, 2022. The corporate alternative minimum tax is not expected to have a material impact on current and future financial results due to the Company's ability to qualify for a safe-harbor exclusion, however we will continue to evaluate its impact in future periods.

The Organization for Economic Cooperation and Development ("OECD"), under its Pillar Two initiative, recently has proposed a set of Global Anti-Base Erosion ("GloBE") rules to impose a minimum tax on income earned by multinational enterprises ("MNE"). Specifically, the GloBE rules impose a minimum tax of 15 percent on MNE income that arises in each participating jurisdiction. Several countries, including the UK and EU member states, have agreed to adopt the OECD's minimum tax rules and several countries, including the UK, have already implemented these rules.

On December 20, 2022, the OECD published Pillar Two guidance on safe harbors and penalty relief (the "Safe Harbor Guidance"). The Safe Harbor Guidance includes a Transitional Country-by-Country Report ("CbCR") Safe Harbor, which would deem a MNE's top-up tax for a jurisdiction to be zero and would allow the MNE to avoid undertaking detailed GloBE calculations in respect of that jurisdiction during the Transition Period if it can demonstrate one of the three transitional tests.

The Helios Technologies, Inc. Group is a MNE group that is within the scope and subject to the GloBE rules. The United States has not currently made any public announcement regarding implementation of Pillar Two initiative.

The Company continues to evaluate the impact of Pillar Two and application of safe harbors. The Company does not expect it to have a material impact in 2024 to their effective tax rate.

As of December 30, 2023, the Company had approximately $29.3 million of undistributed earnings of its non-U.S. subsidiaries for which it has not provided for non-U.S. withholding taxes and state taxes because such earnings are intended to be reinvested indefinitely in international operations.

2022 Results and Comparison of Years Ended December 31, 2022 and January 1, 2022

For the discussion and analysis of our 2022 results compared with our 2021 results, refer to our Annual Report on Form 10-K for the fiscal year ended December 31, 2022, filed with the SEC on February 28, 2023. The discussion is incorporated herein by reference.

Liquidity and Capital Resources

Historically, our primary source of capital has been cash generated from operations. We also use borrowings on our credit facilities to fund acquisitions. During 2023, net cash provided by operating activities totaled $83.9 and as of December 30, 2023, we had $32.4 of cash on hand and $200.1 of available credit on our revolving credit facilities. At year end 2023, more than half of the cash on hand was held in institutions in APAC, approximately a quarter held in institutions in EMEA, and the remainder held in institutions in the Americas. We also have a $300.0 accordion feature available on our credit facility, which is subject to certain pro forma compliance requirements and is intended to support potential future acquisitions.

Our principal uses of cash have been paying operating expenses, making capital expenditures, servicing debt, making acquisition-related payments and paying dividends to shareholders.

We believe that cash generated from operations and our borrowing availability under our credit facilities will be sufficient to satisfy our operating expenses and capital expenditures for the foreseeable future. In the event that economic conditions were to severely worsen for a protracted period of time, we would have several options available to ensure liquidity in addition to increased borrowing. Capital expenditures could be postponed since they primarily pertain to long-term improvements in operations, operating expense reductions could be made and the dividend to shareholders could be reduced or suspended.

Cash flows

The following table summarizes our cash flows for the periods:

	For the year ended		
	December 30, 2023	December 31, 2022	$ Change
Net cash provided by operating activities	$ 83.9	$ 109.9	$ (26.0)
Net cash used in investing activities	(153.9)	(90.8)	(63.1)
Net cash provided by (used in) financing activities	57.9	(6.9)	64.8
Effect of exchange rate changes on cash and cash equivalents	0.8	3.0	(2.2)
Net (decrease) increase in cash and cash equivalents	$ (11.3)	$ 15.2	$ (26.5)

Cash on hand decreased $11.3 to $32.4 at the end of 2023. Cash and cash equivalents were favorably impacted by changes in exchange rates by $0.8 and $3.0 during the years ended December 30, 2023, and December 31, 2022, respectively. Cash balances on hand are a result of our cash management strategy, which focuses on maintaining sufficient cash to fund operations while reinvesting cash in the Company and also paying down borrowings on our credit facilities.

Operating activities

Net cash from operations totaled $83.9 in 2023, a decrease of $26.0, 23.7%, compared with the prior year. Cash earnings (calculated as net income plus adjustments to reconcile net income to net cash provided by operating activities, excluding changes in net operating assets and liabilities) decreased by $47.4 compared to the prior year. However, changes in net operating assets and liabilities increased cash by $21.4 compared to 2022, primarily from favorable cash flows from AR, inventories and AP. Investments in inventory, net of acquisitions, reduced cash by $17.9 and $27.0 in 2023 and 2022, respectively. Inventory on hand as of December 30, 2023, increased by $23.5, 12.3%, compared to the 2022 year end. The increase is driven primarily by lower volume of sales, temporary build-up due to constrained supply chain environment, and buildup of inventory to support the creation of the Centers of Excellence. Days of inventory on hand increased to 130 days for the 2023 year, compared with 111 days during the 2022 year. Changes in accounts receivable, net of acquisitions, increased cash by $16.3 in 2023 compared with a decrease in cash of $9.1 in 2022, a result of higher sales in the last few months of the 2023 year compared to 2022. Days sales outstanding for the 2023 year decreased slightly to 50 days, from 52 days during 2022, as our collection patterns remain consistent with the prior year.

Investing activities

Cash used in investing activities totaled $153.9 in 2023, an increase of $63.1, 69.5%, compared with the prior year. The increase in acquisition-related payments accounted for $46.9 of the fluctuation. Capital expenditures were $34.3 during 2023, $2.4, or 7.5%, higher than the prior year primarily from investments in machinery and equipment. These increases in cash used were partially offset by $0.3 in proceeds from dispositions of property, plant and equipment, a decrease of $6.9 compared with the prior year, which was inflated by the sale of a building related to our restructuring projects. Capital expenditures for 2024 are forecasted to be approximately 3%-4% of sales, for investments in machinery and equipment for capacity expansion projects, improvements to manufacturing technology and maintaining/replacing existing machine capabilities.

Financing activities

Net cash provided by financing activities totaled $57.9 in 2023, compared with net cash used in financing activities of $6.9 in 2022. Cash paid for acquisitions in 2023 was primarily financed with borrowings on our credit facility; borrowings, net of repayments, during 2023 totaled $75.7. In 2022, borrowings, net of repayments, totaled $8.0.

Borrowings on our term loans and revolving credit facilities as of December 30, 2023, totaled $322.1 and $203.3, respectively. See Note 10 of the Notes to the Consolidated Financial Statements included in this Annual Report for additional information regarding our credit facilities.

In May 2023, we entered into an incremental facility amendment to our credit agreement with PNC Bank, National Association, as administrative agent, and various lenders party thereto. With the amendment we incurred a new term loan with an aggregate principal amount of $150.0 for which the proceeds were used to repay outstanding balances on our revolving credit facility. The new term loan is payable in full in October 2025 and is not subject to any required repayments prior to that date. As part of the amendment, we continue to have the ability to increase our revolving credit facility or incur a new term loan up to an additional borrowing limit of $300.0.

We have historically declared regular quarterly dividends to shareholders of $0.09 per share. We paid dividends totaling $11.8 and $11.7 for the years ended December 30, 2023 and December 31, 2022, respectively. The declaration and payment of future dividends is subject to the sole discretion of the board of directors, and any determination as to the payment of future dividends will depend upon our profitability, financial condition, capital needs, acquisition opportunities, future prospects and other factors deemed pertinent by the board of directors.

Contractual obligations

<u>Credit facilities</u>

Information on our credit facilities, including future maturities, is presented in Note 10 of the Notes to the Consolidated Financial Statements included in this Annual Report. Our revolving credit facility with PNC Bank matures and is payable in full in October 2025; however, we may make earlier payments. Our term loan with PNC Bank is payable in quarterly installments of $5.0 through the maturity date of October 2025, at which time the remaining balance will be due in full. Our new term loan with PNC Bank is payable in full in October 2025 and is not subject to any required repayments prior to that date.

Interest rates on our credit facilities range from 5.4% to 7.7% as of December 30, 2023. Future interest payments are estimated to total $68.5, with annual payments ranging from $38.1 to $30.2 payable through the last maturity date of June 2026. Future payments assume the current interest rate environment, current currency exchange rates, future required payments on term loans and revolver borrowings consistent with December 30, 2023 debt levels. Future payments do not include an estimate of impacts from our derivative instruments.

<u>Contingent consideration payments</u>

Our contingent consideration liabilities total $0.5 as of December 30, 2023. The balance represents the fair value estimate of contractual contingent payment related to our acquisition of Balboa, which is payable in the last quarter of 2024.

<u>Supplier purchases</u>

We regularly place purchase orders with our suppliers for inventory and capital expenditures to be used in the ordinary course of business. Open purchase orders as of December 30, 2023 total $83.3 for purchases expected in 2024 and $3.3 for purchases expected in 2025.

<u>Building purchase commitment</u>

The Company is negotiating a lease-to-buy agreement for the purchase of a building with the option to purchase the building at any time during the lease period. Under the draft agreement, the company would commit to purchasing the building at the end of the 6-year lease term. The expected purchase price is €26.7; however, the actual purchase price will be reduced by 60% of the payments made during the lease term.

Leases

We regularly enter into operating lease agreements for the use of machinery, equipment, vehicles, buildings and office space. Future maturities of our operating lease liabilities are presented in Note 7 of the Notes to the Consolidated Financial Statements included in this Annual Report.

Critical Accounting Policies and Estimates

We prepare our Consolidated Financial Statements in conformity with U.S. GAAP, which requires management to make certain estimates and assumptions that affect reported amounts and related disclosures. Actual results could differ from those estimates. Management bases its estimates on historical experience and on various other assumptions it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. The following policies are considered by management to be the most critical in understanding the judgments, estimates and assumptions that are involved in the preparation of our Consolidated Financial Statements.

Business Combinations

Business combinations are accounted for under the acquisition method of accounting, which requires recognition separately from goodwill, the assets acquired and the liabilities assumed at their acquisition date fair values. Assigning fair market values to the assets acquired and liabilities assumed at the date of an acquisition requires knowledge of current market values, and the values of assets in use, and often requires the application of judgment regarding estimates and assumptions. While the ultimate responsibility resides with management, for certain acquisitions we retain the services of certified valuation specialists to assist with assigning estimated values to certain acquired assets and assumed liabilities, including intangible assets and tangible long-lived assets. Acquired intangible assets, excluding goodwill, are valued using various methodologies such as the discounted cash flow method, which is based on future cash flows specific to the type of intangible asset purchased and the relief from royalty method, which is based on the present value of savings resulting from the right to manufacture or sell products that incorporate the intangible asset without having to pay a license for its use. These methodologies incorporate various estimates and assumptions, the most significant being estimated royalty rates, projected revenue growth rates, profit margins and forecasted cash flows based on the discount rate.

Intangible assets consist primarily of customer relationships, technology, trade names and brands and supply agreements. Amortization is on a straight-line basis over their estimated useful lives and the amortization is reflected in the Consolidated Statements of Operations. The useful lives used are as follows: Customer Relationships - 8 to 26 years; Trade Names and Brands - 10 to 20 years; Technology - 5 to 13 years; and Supply Agreements - 10 years. Intangible assets are tested for impairment if certain circumstances arise that would indicate the carrying amount of the assets may not be recoverable. Such circumstances can include, but are not limited to, a decrease in market price, economic decline, changes in the market, change in business operations or plans for disposition. The assessment of fair value for impairment purposes requires significant judgment by management, which could be negatively impacted by economic decline, market deterioration and changes in other market conditions. Additional information about intangible assets, including the gross and net carrying values for the reported periods and historical and future estimated amortization expense is presented in Note 8 of the Notes to the Consolidated Financial Statements included in this Annual Report. Additional information about our acquisitions, including acquired intangible assets deemed material to the Company's financial results, is presented in Note 3 of the Notes to the Consolidated Financial Statements included in this Annual Report.

Goodwill

Goodwill represents the excess of the purchase price of an acquisition over the fair value of the net assets acquired. The factors we consider for testing goodwill impairment consist of multiple steps. The first step is identification of our operating segments, followed by the identification of the reporting units, such that the reporting unit has discrete financial information, its operating results are reviewed regularly by management, and its economic characteristics are different form the economic characteristics of the other components of the operating segment.

The Company performed its assessment of segments for financial reporting and deemed there to be no change from the prior year, as the Company continues to review results and manage the business with a focus on the reporting segment level. As part of the annual test of goodwill impairment the Company considers economic factors and current business operations when assessing the reporting unit structures for the purposes of goodwill impairment testing.

We test goodwill for impairment at the reporting unit level, as of the third quarter period end date, on an annual basis and between annual tests whenever events or circumstances indicate the carrying value of a reporting unit may exceed its fair value. Examples of such circumstances could include, but are not limited to, a significant loss of market share, significant decline in operating results, change in management strategy or operations, economic decline, and other such significant disruptions to the business. The carrying value of assets is calculated at the reporting unit level. An impairment loss is recorded to the extent that the fair value of the goodwill within the reporting unit is less than its carrying value.

In certain circumstances the Company may elect to test goodwill using a qualitative assessment, assessing whether it is more likely than not that the fair value of the reporting unit is less than the carrying value. More often the Company will skip the qualitative step and test goodwill using the following valuation methods. The assessment of fair value for impairment purposes requires significant judgment by management. As quoted market prices are not available for our reporting units, determining whether an impairment occurred requires the valuation of the respective reporting unit, which is estimated using both income-based and market-based valuation methods. We generally use a combination of market and income approach methodologies to estimate the fair value of our reporting units. Management's assumptions include projected future performance, expected future costs, and expected future economic and market conditions (i.e. inflation, tax rates, end-market or market share deterioration). If these assumptions and estimates are not met or operations are impacted by other factors the reporting units could be subject to goodwill impairment.

The income approach is generally based on a discounted cash flow analysis, which estimates the present value of the projected free cash flows to be generated by the reporting unit. Assumptions used in the analysis include estimated future revenues and expenses, working capital, capital expenditures and other variables. Assumptions made for future cash flows are developed based on consideration of current and future economic conditions, recent sales trends, planned timing of product launches or other relevant variables. Each reporting unit regularly prepares discrete operating forecasts and uses these forecasts as the basis for the assumptions in the discounted cash flow analysis. Within the discounted cash flow models, the Company uses a discount rate, commensurate with its cost of capital but adjusted for inherent business risks, and an appropriate terminal growth factor.

The market approach estimates the value of reporting units by comparing to guideline public companies or guideline transactions. Various valuation multiples of companies that are economically and operationally similar are used as data points for selecting multiples for the reporting units, which are deemed to be market-adjusted multiples based on key data points for guideline public companies. Changes in assumptions or estimates could materially affect the estimated fair value of our reporting units and the potential for impairment. We also reconcile the estimated aggregate fair value of our reporting units resulting from these procedures to our overall market capitalization.

The Company completed its annual goodwill impairment testing for 2023, 2022, and 2021 and determined that the carrying amount of goodwill was not impaired. In 2023, a third party was used to assist in the valuation and testing of three reporting units. The third party provides estimates (such as risk premiums, select multiples, discount rates, etc.) used in conjunction with Management's estimates and assumptions to calculate the fair value of the reporting unit. These reporting units could be subject to impairment if there is economic decline, expectations for growth are not met, a change to management's operating outlook, or any significant change to the assumptions, estimates or other risks previously mentioned. Such impairment could negatively impact our operating results.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. To the extent the Company determines that it is more likely than not a deferred income tax asset will not be realized, a valuation allowance is established. The recoverability analysis of the deferred income tax assets and the related valuation allowances requires significant judgment and relies on estimates. At December 30, 2023, valuation allowances against deferred tax assets were $3.0. Refer to Note 12 of the Notes to the Consolidated Financial Statements included in this Annual Report for additional information on the composition of these valuation allowances and information on the $1.3 income tax expense resulting from new valuation allowances established against deferred tax assets.

Our annual tax rate fluctuates based on our income, statutory tax rates and tax planning opportunities available to us in the various jurisdictions in which we operate. Tax laws are complex and subject to different interpretations by the taxpayer and respective government taxing authorities. Significant judgment is required in determining our tax expense and in evaluating our tax positions, including evaluating uncertainties. We review our tax positions quarterly and adjust the balances as new information becomes available. Indefinite reinvestment is determined by management's judgment about, and intentions concerning, our future operations.

We recognize and measure uncertain tax positions in accordance with ASC 740. The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. We adjust these reserves, as well as the related interest and penalties, where appropriate in light of changing facts and circumstances. Settlement of any particular position could require the use of cash. We recognize interest and penalties, if any, related to unrecognized tax benefits in income tax expense.

See Note 12 of the Notes to the Consolidated Financial Statements included in this Annual Report for income tax amounts, including reserves.

Off Balance Sheet Arrangements

We do not engage in any off balance sheet financing arrangements. In particular, we do not have any material interest in variable interest entities, which include special purpose entities and structured finance entities.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risk primarily from changes in foreign currency exchange rates and interest rates. To reduce such risks, we selectively use financial instruments and other proactive management techniques. All hedging transactions strictly prohibit the use of financial instruments for trading or speculative purposes. A discussion of our accounting policies for derivative financial instruments is included within Notes 2 and 9, of the Notes to the Consolidated Financial Statements included in this Annual Report.

Interest Rate Risk

Our exposure to interest rate risk results from variable debt outstanding under our term loans and revolving credit facility with PNC Bank. We pay interest on outstanding borrowings at interest rates that fluctuate based upon changes in various base rates. As of December 30, 2023, we had $199.8 million in borrowings outstanding under the revolving credit facility, $310.0 million in borrowings outstanding under the term loans and an aggregate notional amount of $220.0 million on our interest rate swap contracts. Based on our level of variable rate debt outstanding during the year ended December 30, 2023, a one percentage point increase in the reference average interest rate, which generally equaled 5.5%, would have resulted in an approximate $3.1 million increase in financing costs for the year ended December 30, 2023. As of December 31, 2022, we had $261.3 million in borrowings outstanding under the revolving credit facility, $175.0 million in borrowings outstanding under the term loan and an aggregate notional amount of $245.0 million on our interest rate swap contracts. Based on our level of variable rate debt outstanding during the year ended December 31, 2022, a one percentage point increase in the reference average interest rate, which generally equaled 3.5%, would have resulted in an approximate $1.7 million increase in financing costs for the year ended December 31, 2022. This sensitivity analysis incorporates the effects of our interest rate swap contracts.

Foreign Currency Risk

Our exposure to foreign currency exchange fluctuations relate primarily to our locations in Italy, Australia, Germany, South Korea, the United Kingdom, China and India. Our operations in these countries are exposed to fluctuations in foreign currency rates primarily from payments received from customers, payments made to suppliers and loans denominated in foreign currencies. During the year ended December 30, 2023, we economically hedged certain foreign currency risks by entering into forward foreign exchange contracts. These contracts were not designated as hedging instruments for accounting purposes. A discussion of our accounting policies for derivative financial instruments is included within Notes 2 and 9 of the Notes to the Consolidated Financial Statements included in this Annual Report.

The strengthening of the U.S. dollar can have an unfavorable impact on our results of operations and financial position as foreign denominated operating results are translated into U.S. dollars. The result of a 10% decrease in the 2023 average exchange rates of the currencies in which our transactions are denominated would have resulted in a decrease in annual sales of $31.5 million for the year ended December 30, 2023. The result of a 10% decrease in the 2022 average exchange rates of the currencies in which our transactions are denominated would have resulted in a decrease in annual sales of $32.6 million for the year ended December 31, 2022. This sensitivity analysis assumes that each exchange rate changed in the same direction relative to the U.S. dollar and incorporates the effects of our forward contracts. This analysis excludes the potential effects that changes in foreign currency exchange rates may have on actual sales or price levels. Similarly, a 10% decline in foreign currency exchange rates relative to the U.S. dollar on our December 30, 2023 and December 31, 2022 financial position would have resulted in a $57.5 million and $54.4 million reduction to equity (accumulated other comprehensive loss), respectively, as a result of non-U.S. dollar denominated assets and liabilities being translated into U.S. dollars, our reporting currency.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders
Helios Technologies, Inc.

Opinion on the financial statements

We have audited the accompanying consolidated balance sheets of Helios Technologies, Inc. (a Florida corporation) and subsidiaries (the "Company") as of December 30, 2023 and December 31, 2022, the related consolidated statements of operations, comprehensive income, shareholders' equity, and cash flows for each of the years ended December 30, 2023, December 31, 2022, and January 1, 2022 and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 30, 2023 and December 31, 2022, and the results of its operations and its cash flows for each of the years ended December 30, 2023, December 31, 2022, and January 1, 2022 in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the Company's internal control over financial reporting as of December 30, 2023, based on criteria established in the 2013 Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"), and our report dated February 27, 2024 expressed an unqualified opinion.

Basis for opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical audit matters

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Evaluation of the Recovery of Goodwill for Certain Reporting Units

As described further in Note 2 to the financial statements, the Company performs a test for goodwill impairment at the reporting unit level annually or more frequently, if events or changes in circumstances indicate a reduction in the fair value of goodwill below its carrying value has occurred. There were no impairment charges resulting from the impairment tests for the year ended December 30, 2023. In estimating fair value, management utilizes a combination of an income and market approach. The income approach determines fair value based on discounted cash flow models derived from the reporting units' long-term forecasts. The market approach determines fair value based on earnings multiples derived from prices investors paid for the stock of comparable, publicly traded companies. We identified the evaluation of the recovery of goodwill for certain reporting units to be a critical audit matter.

The principal considerations for our determination that the evaluation of the recovery of goodwill for certain reporting units is a critical audit matter are the significant judgments by management when developing the fair value measurement and the related auditor judgement that was required to evaluate certain of management's assumptions used in the Company's estimate of the fair value of certain reporting units. Specifically, the growth rate used in financial projections, the related discount rate, the market multiple, control premium, and weighting applied are all assumptions requiring judgment

Our audit procedures related to the evaluation of the recovery of goodwill for certain reporting units included the following, among others.

- We tested the design and operating effectiveness of the key controls relating to management's goodwill impairment process, including controls over the valuation of the Company's reporting units.

- We involved valuation specialist professionals with specialized skills and knowledge to assist in evaluating the Company's methodology for the income approach and market approach to conclude on the fair value of one reporting unit. With the assistance of our valuation specialists, we assessed the discount rates by developing a range of independent estimates and comparing those to the rates selected by management. We also involved our valuation specialists to evaluate the assumptions used in applying the market approach, including evaluating the reasonableness of estimated market multiples, control premium and weighting applied.

- We recomputed the arithmetic accuracy of the prospective financial information and evaluated the reasonableness of specific key assumptions such as revenue growth, gross margin changes, and other expenditure changes year over year. We compared these key assumptions to historical information, budgeted information, industry data and subsequent unaudited information to determine the reasonableness of the prospective financial information

/s/ GRANT THORNTON LLP

We have served as the Company's auditor since 2016.

Tampa, Florida
February 27, 2024

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders
Helios Technologies, Inc.

Opinion on internal control over financial reporting

We have audited the internal control over financial reporting of Helios Technologies, Inc. (a Florida corporation) and subsidiaries (the "Company") as of December 30, 2023, based on criteria established in the 2013 Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 30, 2023, based on criteria established in the 2013 Internal Control—Integrated Framework issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the consolidated financial statements of the Company as of and for the year ended December 30, 2023, and our report dated February 27, 2024 expressed an unqualified opinion on those financial statements.

Basis for opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting ("Management's Report"). Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and limitations of internal control over financial reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ GRANT THORNTON LLP

Tampa, Florida
February 27, 2024

Helios Technologies, Inc.
Consolidated Balance Sheets
(in millions, except per share data)

		December 30, 2023		December 31, 2022
Assets				
Current assets:				
Cash and cash equivalents	$	32.4	$	43.7
Accounts receivable, net of allowance for credit losses of $2.1 and $1.5		114.8		125.1
Inventories, net		215.1		191.6
Income taxes receivable		11.3		10.2
Other current assets		23.1		17.9
Total current assets		396.7		388.5
Property, plant and equipment, net		227.9		175.7
Deferred income taxes		1.7		1.6
Goodwill		514.0		468.5
Other intangible assets, net		426.4		405.6
Other assets		23.7		23.8
Total assets	$	1,590.4	$	1,463.7
Liabilities and shareholders' equity				
Current liabilities:				
Accounts payable	$	70.3	$	73.7
Accrued compensation and benefits		19.4		21.1
Other accrued expenses and current liabilities		27.0		32.0
Current portion of long-term non-revolving debt, net		23.2		19.0
Dividends payable		3.0		2.9
Income taxes payable		2.0		3.6
Total current liabilities		144.9		152.3
Revolving lines of credit		199.8		261.3
Long-term non-revolving debt, net		298.3		164.2
Deferred income taxes		57.1		61.0
Other noncurrent liabilities		35.7		30.0
Total liabilities		735.8		668.8
Commitments and contingencies (Note 18)				
Shareholders' equity:				
Preferred stock, par value $0.001, 2.0 shares authorized, no shares issued or outstanding		—		—
Common stock, par value $0.001, 100.0 shares authorized, 33.1 and 32.6 shares issued and outstanding		—		—
Capital in excess of par value		434.4		404.3
Retained earnings		475.6		450.0
Accumulated other comprehensive loss		(55.4)		(59.4)
Total shareholders' equity		854.6		794.9
Total liabilities and shareholders' equity	$	1,590.4	$	1,463.7

The accompanying Notes to the Consolidated Financial Statements are an integral part of these financial statements.

Helios Technologies, Inc.
Consolidated Statements of Operations
(in millions, except per share data)

	For the year ended		
	December 30, 2023	December 31, 2022	January 1, 2022
Net sales	$ 835.6	$ 885.4	$ 869.2
Cost of sales	573.9	586.9	556.4
Gross profit	261.7	298.5	312.8
Selling, engineering and administrative expenses	148.9	133.1	130.7
Amortization of intangible assets	32.9	28.1	32.8
Operating income	79.9	137.3	149.3
Interest expense, net	31.2	16.7	16.9
Foreign currency transaction loss (gain), net	0.6	(0.9)	1.0
Other non-operating (income) expense, net	(1.1)	(0.3)	0.2
Income before income taxes	49.2	121.8	131.2
Income tax provision	11.7	23.4	26.6
Net income	$ 37.5	$ 98.4	$ 104.6
Net income per share:			
Basic	$ 1.14	$ 3.03	$ 3.24
Diluted	$ 1.14	$ 3.02	$ 3.22
Weighted average shares outstanding:			
Basic	32.9	32.5	32.3
Diluted	33.0	32.6	32.5
Dividends declared per share	$ 0.36	$ 0.36	$ 0.36

The accompanying Notes to the Consolidated Financial Statements are an integral part of these financial statements.

Helios Technologies, Inc.
Consolidated Statements of Comprehensive Income
(in millions)

	For the year ended		
	December 30, 2023	December 31, 2022	January 1, 2022
Net income	$ 37.5	$ 98.4	$ 104.6
Other comprehensive income (loss)			
Foreign currency translation adjustments, net of tax	7.6	(20.3)	(19.2)
Unrealized (loss) gain on interest rate swaps, net of tax	(3.6)	9.9	4.5
Total other comprehensive income (loss)	4.0	(10.4)	(14.7)
Comprehensive income	$ 41.5	$ 88.0	$ 89.9

The accompanying Notes to the Consolidated Financial Statements are an integral part of these financial statements.

Helios Technologies, Inc.
Consolidated Statements of Shareholders' Equity
(in millions)

	Preferred shares	Preferred stock	Common shares	Common stock	Capital in excess of par value	Retained earnings	Accumulated other comprehensive loss	Total
Balance at January 2, 2021	—	$ —	32.1	$ —	$ 371.8	$ 270.3	$ (34.3)	$ 607.8
Shares issued, ESPP					1.8			1.8
Shares issued, acquisitions			0.2		14.2			14.2
Stock-based compensation					8.9			8.9
Cancellation of shares for payment of employee tax withholding					(1.4)			(1.4)
Shares repurchased					(0.6)			(0.6)
Dividends declared						(11.6)		(11.6)
Net income						104.6		104.6
Other comprehensive loss							(14.7)	(14.7)
Balance at January 1, 2022	—	$ —	32.4	$ —	$ 394.6	$ 363.3	$ (49.0)	$ 709.0
Shares issued, restricted stock			0.2		0.1			0.1
Shares issued, ESPP					2.0			2.0
Shares issued, acquisitions					1.6			1.6
Stock-based compensation					8.6			8.6
Cancellation of shares for payment of employee tax withholding					(2.6)			(2.6)
Dividends declared						(11.7)		(11.7)
Net income						98.4		98.4
Other comprehensive loss							(10.4)	(10.4)
Balance at December 31, 2022	—	$ —	32.6	$ —	$ 404.3	$ 450.0	$ (59.4)	$ 794.9
Shares issued, restricted stock			0.1	—				—
Shares issued, ESPP					2.0			2.0
Shares issued, acquisitions			0.4		18.7			18.7
Stock-based compensation					11.6			11.6
Cancellation of shares for payment of employee tax withholding					(2.2)			(2.2)
Dividends declared						(11.9)		(11.9)
Net income						37.5		37.5
Other comprehensive income							4.0	4.0
Balance at December 30, 2023	—	$ —	33.1	$ —	$ 434.4	$ 475.6	$ (55.4)	$ 854.6

The accompanying Notes to the Consolidated Financial Statements are an integral part of these financial statements.

Helios Technologies, Inc.
Consolidated Statements of Cash Flows
(in millions)

	For the year ended		
	December 30, 2023	December 31, 2022	January 1, 2022
Cash flows from operating activities:			
Net income	$ 37.5	$ 98.4	$ 104.6
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	63.8	51.6	54.4
Stock-based compensation expense	11.6	8.6	8.9
Amortization of debt issuance costs	0.6	0.5	0.5
Benefit for deferred income taxes	(7.9)	(4.5)	(1.4)
Amortization of acquisition-related inventory step-up	—	—	0.6
Forward contract losses (gains), net	0.3	(4.0)	(4.7)
Other, net	—	—	0.1
(Increase) decrease in, net of acquisitions:			
Accounts receivable	16.3	9.1	(32.4)
Inventories	(17.9)	(27.0)	(52.5)
Income taxes receivable	0.3	(5.0)	(0.7)
Other current assets	(5.5)	1.6	0.7
Other assets	(3.8)	8.0	5.1
Increase (decrease) in, net of acquisitions:			
Accounts payable	(5.2)	(11.5)	23.8
Accrued expenses and other liabilities	(5.8)	(6.2)	8.1
Income taxes payable	(1.6)	(2.3)	5.7
Other noncurrent liabilities	3.9	(7.4)	(7.7)
Contingent consideration payments in excess of acquisition date fair value	(2.7)	—	—
Net cash provided by operating activities	**83.9**	**109.9**	**113.1**
Cash flows from investing activities:			
Business acquisitions, net of cash acquired	(114.2)	(67.3)	(61.1)
Capital expenditures	(34.3)	(31.9)	(26.8)
Proceeds from dispositions of property, plant and equipment	0.3	7.2	0.2
Cash settlement of forward contracts	0.4	4.3	2.4
Software development costs	(6.1)	(3.1)	(2.6)
Amounts paid for net assets acquired	—	—	(2.4)
Net cash used in investing activities	**(153.9)**	**(90.8)**	**(90.3)**
Cash flows from financing activities:			
Borrowings on revolving credit facilities	189.2	118.7	81.2
Repayment of borrowings on revolving credit facilities	(252.0)	(92.7)	(86.8)
Borrowings on long-term non-revolving debt	160.0	—	12.0
Repayment of borrowings on long-term non-revolving debt	(21.5)	(18.0)	(16.2)
Proceeds from stock issued	2.0	2.1	1.8
Dividends to shareholders	(11.8)	(11.7)	(11.6)
Payment of employee tax withholding on equity award vestings	(2.2)	(2.6)	(1.4)
Payment of contingent consideration liability	(3.4)	(1.0)	(0.3)
Other financing activities	(2.4)	(1.7)	(1.3)
Net cash provided by (used in) financing activities	**57.9**	**(6.9)**	**(22.6)**
Effect of exchange rate changes on cash and cash equivalents	0.8	3.0	3.0
Net (decrease) increase in cash and cash equivalents	**(11.3)**	**15.2**	**3.2**
Cash and cash equivalents, beginning of period	43.7	28.5	25.3
Cash and cash equivalents, end of period	**$ 32.4**	**$ 43.7**	**$ 28.5**

	For the year ended		
	December 30, 2023	December 31, 2022	January 1, 2022
Supplemental disclosure of cash flow information:			
Cash paid:			
Income taxes	$ 26.4	$ 31.7	$ 23.6
Interest	$ 29.5	$ 15.5	$ 15.9
Supplemental disclosure of noncash transactions:			
Unrealized loss (gain) on interest rate swaps	$ 4.4	$ (12.8)	$ (6.0)
Contingent consideration incurred in connection with acquisition	$ —	$ —	$ 3.3
Stock issued for acquisition	$ 18.7	$ 1.6	$ 14.2
Foreign currency remeasurement impact on euro denominated debt	$ (2.4)	$ 4.6	$ 5.9
Measurement period adjustments to goodwill	$ —	$ —	$ 0.8

The accompanying Notes to the Consolidated Financial Statements are an integral part of these financial statements.

(Currencies in millions, except per share data)

1. COMPANY BACKGROUND

Helios Technologies, Inc. together with its wholly-owned subsidiaries, is a global leader in highly engineered motion control and electronic controls technology for diverse end markets, including construction, material handling, agriculture, energy, recreational vehicles, marine, health and wellness. Helios sells its products to customers in over 90 countries around the world. The Company's strategy for growth is to be the leading provider in niche markets, with premier products and solutions through innovative product development and acquisitions.

The Company operates in two business segments: Hydraulics and Electronics. There are two key technologies within the Hydraulics segment: motion control technology (MCT) and fluid conveyance technology (FCT). Our MCT products provide simultaneous control of acceleration, velocity and position. MCT includes our cartridge valve technology (CVT) where we pioneered a fundamentally different design platform employing a floating nose construction that results in a self-alignment characteristic. This design provides better performance and reliability advantages compared with most competitors' product offerings. Our cartridge valves are offered in several size ranges and include both electrically actuated and hydro-mechanical products. They are designed to be able to operate reliably at higher pressures than most competitors, making them equally suitable for both industrial and mobile applications. Our FCT products transfer hydraulic fluid from one point to another. FCT includes our quick release couplings (QRC) products, which allow users to connect and disconnect quickly from any hydraulic circuit without leakage and ensure high-performance under high temperature and pressure using one or multiple couplers. The Electronics segment provides complete, fully-tailored display and control solutions for engines, engine-driven equipment, specialty vehicles, therapy baths and traditional and swim spas. This broad range of products is complemented by extensive application expertise and unparalleled depth of software, embedded programming, hardware and sustaining engineering teams.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company reports on a fiscal year that ends on the Saturday closest to December 31st. Each quarter generally consists of thirteen weeks, with a fourteen-week quarter occurring periodically. The 2023, 2022 and 2021 fiscal years contained 52 weeks and ended December 30, 2023, December 31, 2022 and January 1, 2022, respectively.

The Consolidated Financial Statements include the accounts and operations of Helios Technologies and its subsidiaries. All significant intercompany accounts and transactions are eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Foreign Currency Translation and Transactions

The financial statements of foreign subsidiaries are translated into U.S. dollars using period-end exchange rates for assets and liabilities and average exchange rates for operating results. Unrealized translation gains and losses are included in accumulated other comprehensive income (loss) ("AOCI") in shareholders' equity. When a transaction is denominated in a currency other than the subsidiary's functional currency, the Company recognizes a transaction gain or loss in foreign currency transaction (gain) loss, net.

Business Combinations

Business combinations are accounted for under the acquisition method of accounting, which requires recognition separately from goodwill, the assets acquired and the liabilities assumed at their acquisition date fair values. While best estimates and assumptions are used to accurately value assets acquired and liabilities assumed at the acquisition date as well as contingent consideration, when applicable, the estimates are inherently uncertain and subject to refinement. As a result, during the measurement period, which may be up to one year from the acquisition date, adjustments that are based on new information obtained about facts and circumstances that existed as of the acquisition date are recorded to the assets acquired and liabilities assumed with the corresponding offset to goodwill. Upon the conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recognized in the Consolidated Statements of Operations.

Fair Value Measurements

The Company applies fair value accounting guidelines for all financial assets and liabilities and non-financial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). Under these guidelines, fair value is defined as the price that would be received for the sale of an asset or paid to transfer a liability (i.e., an exit price) in an orderly transaction between market participants at the measurement date. The guidance establishes a three-tier fair value hierarchy that prioritizes the inputs used in measuring fair value as follows:

Level 1 - Quoted prices in active markets for identical assets or liabilities.

Level 2 - Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets or liabilities in active markets or quoted prices for identical assets or liabilities in inactive markets.

Level 3 - Unobservable inputs that are supported by little, infrequent, or no market activity and reflect the Company's own assumptions about inputs used in pricing the asset or liability.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

The fair value of the Company's cash and cash equivalents, accounts receivable, other current assets, accounts payable, accrued expenses and other liabilities approximate their carrying value, due to their short-term nature. Contingent consideration and newly acquired intangible assets are measured at fair value using level 3 inputs. The Company utilizes risk-adjusted probability analysis to estimate the fair value of contingent consideration arrangements. Forward foreign exchange contracts are measured at fair value based on quoted foreign exchange forward rates at the reporting dates. The fair value of interest rate swap contracts is based on the expected cash flows over the life of the trade. Expected cash flows are determined by evaluating transactions with a pricing model using a specific market environment. The values are estimated using the closing and mid-market market rate/price environment as of the end of the period. See Note 4 for detail on the level of inputs used in determining the fair value of assets and liabilities.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Cash and cash equivalents are maintained at financial institutions and, at times, balances may exceed federally insured limits. The Company has never experienced any losses related to these balances. Any cash equivalents held by the Company are not significant. At year end 2023, more than half of the cash on hand was held in institutions in APAC, approximately a quarter held in institutions in EMEA, and the remainder held in institutions in the Americas.

Accounts Receivable, net

Accounts receivable are stated at amounts owed by customers, net of an allowance for estimated credit losses. The allowance for estimated credit losses is based on management's assessment of amounts which may become uncollectible in the future and is estimated from a review of historical experience and specific identification of those accounts that are significantly in arrears. Account balances are charged against the allowance when it is probable the receivable will not be recovered. See the Consolidated Balance Sheets for the allowance amounts.

Inventories, net

Inventories are valued at the lower of cost and net realizable value, on a first-in, first-out basis. On an ongoing basis, component parts found to be obsolete through design or process changes are disposed of and charged to material cost. The Company reviews on-hand balances of products and component parts against specific criteria. Products and component parts without usage or that have excess quantities on hand are evaluated. An inventory reserve is then established for the appropriate inventory value of those products and component parts deemed to be obsolete or slow moving. See Note 5 for inventory reserve amounts.

Property, Plant and Equipment, net

Property, plant and equipment is stated at cost less accumulated depreciation. Expenditures for repairs and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Repairs and maintenance are expensed as incurred. Depreciation is computed using the straight-line method generally over the following useful lives:

	Years
Machinery and equipment	3 - 12
Office furniture and equipment	2 - 10
Buildings	10 - 40
Building and land improvements	5 - 20
Leasehold improvements	2 - 10

Gains or losses on the retirement, sale, or disposal of property, plant and equipment are reflected in the Consolidated Statement of Operations in the period in which the assets are taken out of service.

Leases

The Company determines whether an arrangement is a lease at its inception. Operating lease right-of-use ("ROU") assets represent the Company's right to use an underlying asset for the lease term and are presented in Property, plant and equipment in the Consolidated Balance Sheets. Operating lease liabilities represent the Company's obligation to make lease payments arising from the leases and are presented in Other accrued expenses and current liabilities and Other noncurrent liabilities in the Consolidated Balance Sheets. ROU assets and lease liabilities are recognized at the lease commencement date based on the estimated present value of lease payments over the lease term.

The Company utilizes an estimated incremental borrowing rate, which is derived from information available at the lease commencement date, in determining the present value of lease payments. The Company considers its existing credit facilities when calculating the incremental borrowing rate.

Lease terms include options to extend the lease when it is reasonably certain that the Company will exercise the option. Leases with an initial term of 12 months or less are not recorded on the balance sheet. See Note 7 for additional disclosures related to leases.

Goodwill and Other Intangible Assets

Goodwill represents the excess of the purchase price of an acquisition over the fair value of the net assets acquired. We test goodwill for impairment at the reporting unit level, as of the third quarter period end date, on an annual basis and between annual tests whenever events or circumstances indicate the carrying value of a reporting unit may exceed its fair value. Examples of such circumstances could include, but are not limited to, a significant loss of market share, significant decline in operating results, change in management strategy or operations, economic decline, and other such significant disruptions to the business. As part of the impairment test, the Company has the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If after this optional qualitative assessment, the Company determines that impairment is more likely than not, then the Company performs the quantitative impairment test. The carrying value of assets is calculated at the reporting unit level. An impairment loss is recorded to the extent that the fair value of the goodwill within the reporting unit is less than its carrying value, not exceeding the carrying amount of goodwill. We generally use a combination of market and income approach methodologies to estimate the fair value of our reporting units.

Intangible assets consist primarily of customer relationships, technology, trade names and brands and supply agreements. Amortization is on a straight-line basis over their estimated useful lives and the amortization is reflected in the Consolidated Statements of Operations. The useful lives used are as follows: Customer Relationships - 8 to 26 years; Trade Names and Brands - 10 to 20 years; Technology - 5 to 13 years; and Supply Agreements - 10 years. Intangible assets are tested for impairment if certain circumstances that would indicate the carrying amount of the assets may not be recoverable. Such circumstances can include, but are not limited to decrease in market price, economic decline, changes in the market, change in business operations, or plans for disposition. Additional information about intangible assets, including the gross and net carrying values for the reported periods and historical and future estimated amortization expense is presented in Note 8 of the Notes to the Consolidated Financial Statements included in this Annual Report. Additional information about our acquisitions, including acquired intangible assets deemed material to the Company's financial results, is presented in Note 3 of the Notes to the Consolidated Financial Statements included in this Annual Report.

Impairment of Long-Lived Assets

Long-lived assets, such as property and equipment, and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of the asset is measured by comparison of its carrying amount to future net cash flows the asset is expected to generate. If such assets are considered impaired, the impairment to be recognized is measured as the amount by which the carrying amount of the asset exceeds its fair value. For the years ended December 30, 2023, December 31, 2022 and January 1, 2022, there were no impairments recorded based on our analysis.

Revenue Recognition

Revenue recognition is evaluated through the following five steps: 1) identification of the contracts with customers; 2) identification of the performance obligations in the contracts; 3) determination of the transaction price; 4) allocation of the transaction price to the performance obligations in the contract; and 5) recognition of revenue as or when performance obligations are satisfied.

The Company disaggregates revenue by reporting segment as well as by geographic destination of the sale. See disaggregated revenue balances in Note 16, Segment Reporting.

Revenue from Product Sales

The significant majority of the Company's contracts with its customers are for standard product sales under standard ship and bill arrangements. The contracts are generally accounted for as having a single performance obligation for the manufacture of product, which is considered the only distinct promise in the contract, and are short term in nature, typically completed within one quarter and not exceeding one year in duration. The transaction price is agreed upon in the contract. Revenue is recognized upon satisfaction of the performance obligation, which is typically at a point in time when control is transferred to the customer. Typically, control is transferred upon shipment to the customer but can also occur upon delivery to the customer, depending on contract terms. Revenue recognition can also occur over time for these contracts when the following criteria are met: the Company has no alternative use for the product; and the Company has an enforceable right to payment (including a reasonable margin) for performance completed to date.

Revenue is recognized in an amount that reflects the consideration the Company expects to be entitled to in exchange for the goods. Consideration for product sales is primarily fixed in nature. The Company's estimates for sales discounts, rebates and product returns reduce revenue recognized at the time of the sale.

Contract Assets & Liabilities

Contract assets are recognized when the Company has a conditional right to consideration for performance completed on contracts. Contract asset balances totaled $3.8 and $3.8 at December 30, 2023 and December 31, 2022, respectively and are presented in Other current assets in the Consolidated Balance Sheets. Accounts receivable balances represent unconditional rights to consideration from customers and are presented separate from contract assets in the Consolidated Balance Sheets.

Contract liabilities are recognized when payment is received from customers prior to satisfying the underlying performance obligation. Contract liabilities totaled $2.1 and $3.3 at December 30, 2023 and December 31, 2022, respectively, and are presented in Other accrued expenses and current liabilities on the Consolidated Balance Sheets. The Company has no individual components of Other accrued expenses and current liabilities in excess of five percent of Total current liabilities on the Consolidated Balance Sheets at December 30, 2023 and December 31, 2022.

Other Revenue Recognition Considerations

Contracts do not have significant financing components and payment terms do not exceed one year from the date of the sale. The Company does not incur significant credit losses from contracts with customers.

The Company applies the practical expedient as permitted by the Financial Accounting Standards Board, which allows the omission of certain disclosures related to remaining performance obligations, as contract duration does not exceed one year.

The Company's warranties provide assurance that products will function as intended. Estimated costs of product warranties are recognized at the time of the sale. The estimates are based upon current and historical warranty trends and other related information known to the Company.

The Company treats shipping and handling activities that occur after control of the product transfers as fulfillment activities, and therefore, does not account for shipping and handling costs as a separate performance obligation. Shipping and handling costs billed to customers are recorded in revenue. Shipping costs incurred by the Company are recorded in cost of goods sold.

Derivative Instruments and Hedging Activities

All derivative instruments are recorded gross on the Consolidated Balance Sheets at their respective fair values. The accounting for changes in the fair value of a derivative instrument depends on the intended use of the derivative, whether the Company has elected to designate a derivative in a hedging relationship and apply hedge accounting and whether the hedging relationship has satisfied the criteria necessary to apply hedge accounting. Derivatives designated and qualifying as a hedge of the exposure to variability in expected future cash flows, or other types of forecasted transactions, are considered cash flow hedges. For derivative instruments that are designated and qualify as a cash flow hedge, the effective portion of the gain or loss on the derivative instrument is initially reported as a component of AOCI and is subsequently reclassified into the line item within the Consolidated Statements of Operations in which the hedged items are recorded in the same period in which the hedged item affects earnings.

The Company enters into foreign exchange currency contracts that are not designated as hedging instruments for accounting purposes. Changes in the fair value of foreign exchange currency contracts not designated as hedging instruments are recognized in earnings. Derivative financial instruments are utilized as risk management tools and are not used for trading or speculative purposes.

The Company utilizes foreign currency denominated debt to hedge currency exposure in foreign operations. The Company designates certain foreign currency denominated debt as hedges of net investments in foreign operations, which reduces the Company's exposure to changes in currency exchange rates on investments in non-U.S. subsidiaries. Gains and losses on net investments in non-U.S. operations are economically offset by losses and gains on foreign currency borrowings. The change in the U.S. dollar value of foreign currency denominated debt is recorded in Foreign currency translation adjustments, a component of AOCI.

Research and Development

The Company conducts R&D to create new products and to make improvements to products currently in use. R&D costs are charged to expense as incurred and totaled $19.2, $17.4 and $16.8 for the 2023, 2022 and 2021 fiscal years, respectively.

Stock-Based Compensation

All share-based compensation cost is measured at the grant date, based on the fair value of the award, and is recognized as an expense in earnings over the requisite service period. For performance-based share awards, the Company recognizes expense when it is determined the performance criteria are probable of being met. The probability of vesting is reassessed at each reporting date and compensation cost is adjusted using a cumulative catch up adjustment. Forfeitures are recognized in compensation cost when they occur. Benefits or deficiencies of tax deductions in excess of recognized compensation costs are reported within operating cash flows.

Income Taxes

The Company's income tax policy provides for a balance sheet approach under which deferred income taxes are provided for based upon enacted tax laws and rates applicable to the periods in which the taxes become payable. These differences result from items reported differently for financial reporting and income tax purposes, primarily depreciation, accrued expenses and reserves. If necessary, the measurement of deferred tax assets is reduced by the amount of any tax benefits that are not expected to be realized based on available evidence.

The Company reports a liability for unrecognized tax benefits resulting from uncertain tax positions taken or expected to be taken in a tax return. The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Company recognizes potential interest and penalties related to its unrecognized tax benefits in income tax expense.

The Company accounts for Global Intangible Low-Taxed Income as a current-period expense when incurred.

The deferral method of accounting is used for investments that generate investment tax credits. Under this method, the investment tax credits are recognized as a reduction of the related asset.

Capitalized Software Development Costs

The Company sells certain products that contain embedded software that is integral to the functionality of the products. Internal and external costs incurred for developing this software are charged to expense until technological feasibility has been established, at which point the development costs are capitalized. Capitalized software development costs primarily include payroll, benefits and other headcount related expenses. Once the products are available for general release to customers, no additional costs are capitalized. Capitalized software development costs, net of accumulated amortization, were $9.0 and $5.6 at December 30, 2023, and December 31, 2022, respectively, and are included in Other assets in the Consolidated Balance Sheets.

Earnings Per Share

The following table presents the computation of basic and diluted earnings per common share (in millions except per share data):

	December 30, 2023	December 31, 2022	January 1, 2022
Net income	$ 37.5	$ 98.4	$ 104.6
Weighted average shares outstanding - Basic	32.9	32.5	32.3
Net effect of dilutive securities - Stock based compensation	0.1	0.1	0.2
Weighted average shares outstanding - Diluted	33.0	32.6	32.5
Net income per share:			
Basic	$ 1.14	$ 3.03	$ 3.24
Diluted	$ 1.14	$ 3.02	$ 3.22

Diluted EPS was computed using the treasury stock method for options. As of December 30, 2023, there were 45,334 unvested stock options at $50.60 per share that were excluded from the computation of diluted EPS because the stock prices did not meet the required achievements. There were no vested stock options that were not exercisable included in the diluted EPS calculation. These options were granted in 2022 and have a 10-year expiration.

Recently Adopted Accounting Standards

In March 2020, and clarified through December 2022, the FASB issued ASU 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting. This update provides optional expedients and exceptions for applying U.S. GAAP to contracts, hedging relationships and other transactions affected by reference rate reform. The guidance was effective immediately upon issuance in March 2020 and cannot be applied subsequent to December 31, 2024, except for certain optional expedients. The Company adopted the standard for the fiscal year beginning January 1, 2023. In March 2023, the Company executed an amendment to the term loan and revolving credit facility to modify and replace reference to the London Interbank Offered Rate ("LIBOR"). Additionally in March 2023, the Company executed an amendment to the interest rate swap agreements to modify and replace reference to LIBOR. The Company applied the accounting relief in accordance with ASC 848 as the relevant contract and hedge accounting relationship modifications were executed. The adoption of this standard did not have a material impact on our accounting policies or consolidated financial statements.

Recently Issued Accounting Standards

The Financial Accounting Standards Board (FASB) issued Accounting Standards Update 2023-07 Segment Reporting (Topic 280) - Improvements to Reportable Segment Disclosures in November 2023. The amendments in this update improve financial reporting by requiring disclosure of incremental segment information on an annual and interim basis, primarily related to significant segment expenses. The amendments in this update are effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. The Company does not expect the additional segment disclosures to have a material impact on the consolidated financial statements and does not plan to early adopt the standard.

The Financial Accounting Standards Board (FASB) issued Accounting Standards Update 2023-09 Income Taxes (Topic 740) - Improvements to Income Tax Disclosures. The amendments in this update focus on improving the transparency, effectiveness and comparability of income tax disclosures primarily related to the pretax income (or loss), income tax expense (or benefit), rate reconciliation and income taxes paid for public business entities. The amendments in this update are effective for annual periods beginning after December 15, 2024. Early adoption is permitted for annual financial statements that have not yet been issued or made available for issuance. The amendments in this update should be applied on a prospective basis. Retrospective application is permitted. The Company does not expect the additional income tax disclosures to have a material impact on the consolidated financial statements and does not plan to early adopt the standard.

3. BUSINESS ACQUISITIONS

2023 Acquisitions

On January 27, 2023, the Company completed the acquisition of Schultes Precision Manufacturing, Inc. ("Schultes"), an Illinois corporation. Schultes is a highly trusted specialist in manufacturing precision machined components and assemblies for customers requiring very tight tolerances, superior quality and exceptional value-added manufacturing processes. Currently serving the hydraulic, aerospace, communication, food services, medical device and dental industries, Schultes brings the manufacturing quality, reliability and responsiveness critical to its customers' success. The results of Schultes' operations are reported in the Company's Hydraulics segment and have been included in the Consolidated Financial Statements since the date of acquisition.

Initial cash consideration paid at closing for Schultes, net of cash acquired, totaled $84.7. Total consideration for the acquisition is subject to a post-closing adjustment in accordance with the terms of the purchase agreement. Cash consideration paid at closing was funded with additional borrowings on the Company's credit facility.

On May 26, 2023, the Company completed the acquisition of i3 Product Development, Inc. ("i3"), a Wisconsin corporation. i3 is a custom engineering services firm, with over 55 engineers with expertise in electronics, mechanical, industrial, embedded and software engineering. i3's solutions are used across many sectors, including medical, off-highway, recreational and commercial marine, power sports, health and wellness, agriculture, consumer goods, industrial, sports and fitness. We anticipate that i3 will equip Helios with significant value-added professional services capabilities to provide customization to Helios platforms and to develop greenfield solutions. The results of i3's operations are reported in the Company's Electronics segment and have been included in the Consolidated Financial Statements since the date of acquisition.

Initial consideration paid at closing for i3, net of cash acquired, totaled $44.0, consisting of 370,276 shares of the Company's common stock, issued in a private placement to the previous owners of i3, and cash of $25.4. Total consideration for the acquisition is subject to a post-closing adjustment in accordance with the terms of the purchase agreement. The cash consideration paid at closing was funded with additional borrowings on the Company's credit facility.

In connection with these acquisitions, the Company recorded $37.7 of goodwill, $48.0 of other identifiable intangible assets, $34.2 of property, plant and equipment and $8.8 of other net assets. The intangible assets include customer relationships of $36.4 (15.7 year weighted average useful life), trade names and brands of $7.6 (14.0 year weighted average useful life), technology of $3.3 (5.0 year weighted average useful life) and sales order backlog of $0.7 (less than one year weighted average useful life).

The purchase price was allocated to tangible and intangible assets acquired and liabilities assumed based on their estimated fair values. The fair value of identified intangible assets acquired was based on estimates and assumptions made by management at the time of the acquisitions. As additional information becomes available, management will finalize its analysis of the estimated fair value. The purchase price allocation for i3 is preliminary, pending post-closing adjustments, final intangibles valuation and tax-related adjustments, and may be revised during the remainder of the measurement period (which will not exceed 12 months from the acquisition dates). Any such revisions or changes to the fair values of the tangible and intangible assets acquired and liabilities assumed could be material.

Pro forma results of operations and the revenue and net income subsequent to the acquisition dates for the acquisitions completed during fiscal 2023 have not been presented because the effects of the acquisitions, individually and in the aggregate, were not material to the Company's financial results.

2022 Acquisition of Daman

On September 16, 2022, the Company completed the acquisition of Daman Products Company, Inc. ("Daman"), an Indiana corporation. The acquisition was completed pursuant to a Membership Interest Purchase Agreement among the Company and the owners of Daman.

Daman is a leading designer and manufacturer of standard and custom precision hydraulic manifolds and other fluid conveyance products for its customer base, predominantly in North America. The acquisition of Daman expands the Company's technologies and markets and provides an opportunity to produce integrated package offerings with multiple Helios brands. The results of Daman's operations are reported in the Company's Hydraulics segment and have been included in the Consolidated Financial Statements since the date of acquisition.

Cash consideration paid, net of cash acquired, totaled $68.6, of which $4.2M was paid in 2023 related to a building purchase. The consideration was funded with borrowings on the Company's credit facility.

The Company recorded $24.7 of goodwill and $29.7 of other identifiable intangible assets in connection with the acquisition. The purchase price was allocated to tangible and intangible assets acquired and liabilities assumed based on their estimated fair values. The fair value of identified intangibles assets acquired was based on estimates and assumptions made by management at the time of acquisition. The purchase price allocation is preliminary, pending finalization of the real estate purchase and tax related adjustments, and may be revised during the remainder of the measurement period (which will not exceed 12 months from the acquisition date). Any such revisions or changes to the fair values of the assets acquired and liabilities assumed could be material.

Certain disclosures have not been presented as the effect of the acquisition was not material to the Company's financial results.

2021 Acquisition of NEM

On July 9, 2021, the Company completed the acquisition of HE-DI S.r.l., an Italian limited liability company and the owner of 100% of the share capital of NEM S.r.l., an Italian limited liability company. The acquisition was completed pursuant to a Sale and Purchase Agreement ("SPA") among the Company and the shareholders of NEM.

NEM is an innovative hydraulic solutions company providing customized material handling, construction, industrial vehicle and agricultural applications to its global customer base, predominantly in Europe and Asia. The acquisition of NEM expands the Company's global reach, particularly in electro-hydraulics, by growing OEM business throughout the world and provides additional CVT manufacturing capability in Europe. The results of NEM's operations are reported in the Company's Hydraulics segment and have been included in the Consolidated Financial Statements since the date of acquisition.

Consideration paid, net of cash acquired, totaled $56.5 and included 134,621 shares of the Company's common stock and cash of $46.0. In accordance with the terms of the SPA, the sellers are eligible for an additional cash earnout potential of €5.4, or $6.4, based on defined revenue and EBITDA targets. The acquisition date fair value of the earnout was estimated at $3.3. The cash consideration was funded with borrowings on the Company's credit facility.

The Company recorded $31.6 in goodwill and $28.2 in other identifiable intangible assets in connection with the acquisition. The purchase price was allocated to tangible and intangible assets acquired and liabilities assumed based on their estimated fair values. The fair value of identified intangibles assets acquired was based on estimates and assumptions made by management at the time of acquisition.

Certain disclosures have not been presented as the effect of the acquisition was not material to the Company's financial results.

Other Acquisitions

During the fiscal years ended December 31, 2022 and January 1, 2022, the Company completed three additional business acquisitions. The results of operations of the acquired businesses are included in the Company's Consolidated Financial Statements since the date of each acquisition. Certain disclosures have not been presented as the effects of the acquisitions, individually and in the aggregate, were not material to the Company's financial results.

In January 2021, the Company acquired all of the assets of BJN Technologies, LLC, an innovative engineering solutions provider, and formed the Helios Center of Engineering Excellence, LLC to centralize innovation and technology advancements to better leverage Helios' product portfolio and global talent.

In October 2021, the Company completed the acquisition of assets related to the electronic control systems business of Shenzhen Joyonway Electronics & Technology Co., Ltd and its related entities. Joyonway is a developer of control panels, software, systems and accessories for the health and wellness industry. The results of Joyonway's operations are reported in the Company's Electronics segment.

In July 2022, we completed the acquisition of the assets of Taimi R&D, Inc., a Canadian manufacturer of innovative hydraulic components that offer ball-less design swivel products, which improve hydraulic reliability of equipment, increase the service life of components and help protect the environment by reduced leakage. The results of Taimi's operations are reported in the Company's Hydraulics segment.

4. FAIR VALUE OF FINANCIAL INSTRUMENTS

The following tables provide information regarding the Company's assets and liabilities measured at fair value on a recurring basis at December 30, 2023 and December 31, 2022.

| | | | December 30, 2023 | | | | |
	Total		Quoted Market Prices (Level 1)		Significant Other Observable Inputs (Level 2)		Significant Unobservable Inputs (Level 3)
Assets							
Interest rate swap contracts	$	6.7	$	—	$	6.7	$	—
Total	$	6.7	$	—	$	6.7	$	—
Liabilities							
Contingent consideration	$	0.5	$	—	$	—	$	0.5
Total	$	0.5	$	—	$	—	$	0.5

					December 31, 2022				
		Total		Quoted Market Prices (Level 1)		Significant Other Observable Inputs (Level 2)		Significant Unobservable Inputs (Level 3)	
Assets									
Interest rate swap contract	$	11.1	$	—	$	11.1	$	—	
Forward foreign exchange contracts		1.0		—		1.0		—	
Total	$	12.1	$	—	$	12.1	$	—	
Liabilities									
Forward foreign exchange contracts	$	0.3	$	—	$	0.3	$	—	
Contingent consideration		6.7		—		—		6.7	
Total	$	7.0	$	—	$	0.3	$	6.7	

A summary of changes in the estimated fair value of contingent consideration at December 30, 2023 and December 31, 2022 is as follows:

Balance at January 1, 2022	$	6.4
Change in estimated fair value		1.3
Payment on liability		(1.1)
Accretion in value		0.5
Currency remeasurement		(0.4)
Balance at December 31, 2022	$	6.7
Change in estimated fair value		(0.7)
Payment on liability		(6.1)
Accretion in value		0.6
Balance at December 30, 2023	$	0.5

5. INVENTORIES, NET

At December 30, 2023 and December 31, 2022, inventory consisted of the following:

		December 30, 2023		December 31, 2022
Raw materials	$	126.8	$	119.2
Work in process		55.4		41.6
Finished goods		43.0		40.8
Provision for obsolete and slow moving inventory		(10.1)		(10.0)
Total	$	215.1	$	191.6

6. PROPERTY, PLANT AND EQUIPMENT, NET

At December 30, 2023 and December 31, 2022, property, plant and equipment, net consisted of the following:

	December 30, 2023	December 31, 2022
Machinery and equipment	$ 246.2	$ 207.2
Office furniture and equipment	56.4	25.2
Buildings	73.7	53.2
Building and land improvements	20.0	19.3
Leasehold improvements	5.6	4.3
Land	16.3	13.1
	$ 418.2	$ 322.3
Less: Accumulated depreciation	(242.0)	(185.1)
Construction in progress	25.9	19.3
	$ 202.1	$ 156.5
Operating lease ROU assets	25.8	19.2
Total	$ 227.9	$ 175.7

Depreciation expense for the years ended December 30, 2023, December 31, 2022 and January 1, 2022 totaled $30.2, $22.9 and $21.4, respectively.

7. OPERATING LEASES

The Company leases machinery, equipment, vehicles, buildings and office space throughout its locations that are classified as operating leases. Remaining terms on these leases range from less than one year to nine years. For the years ended December 30, 2023, December 31, 2022 and January 1, 2022, operating lease costs totaled $7.0, $6.8 and $6.0, respectively.

Supplemental balance sheet information related to operating leases is as follows:

	December 30, 2023	December 31, 2022
Right-of-use assets	$ 25.8	$ 19.2
Lease liabilities:		
Current lease liabilities	$ 4.0	$ 5.8
Non-current lease liabilities	23.2	14.5
Total lease liabilities	$ 27.2	$ 20.3

Weighted average remaining lease term (in years):	4.9
Weighted average discount rate:	4.6%

Supplemental cash flow information related to leases is as follows:

	For the Year Ended	
	December 30, 2023	December 31, 2022
Cash paid for amounts included in the measurement of lease liabilities:		
Operating cash flows from operating leases	$ 7.4	$ 6.9
Non-cash impact of new leases and lease modifications	$ 1.1	$ 3.3

Maturities of lease liabilities are as follows:

2024		$	5.6
2025			5.4
2026			4.9
2027			3.9
2028			3.4
Thereafter			11.0
Total lease payments			34.2
Less: Imputed interest			(7.0)
Total lease obligations			27.2
Less: Current lease liabilities			(4.0)
Non-current lease liabilities		$	23.2

8. GOODWILL AND INTANGIBLE ASSETS

Goodwill

A summary of changes in goodwill by segment for the years ended December 30, 2023 and December 31, 2022 is as follows:

	Hydraulics	Electronics	Total
Balance at January 1, 2022	$ 273.7	$ 186.2	$ 459.9
Acquisition of Daman	24.7	—	24.7
Acquisition of Taimi	0.3	—	0.3
Measurement period adjustment, Joyonway acquisition	—	0.1	0.1
Currency translation	(16.2)	(0.3)	(16.5)
Balance at December 31, 2022	$ 282.5	$ 186.0	$ 468.5
Acquisition of Schultes	11.8	—	11.8
Acquisition of i3	—	25.9	25.9
Currency translation	7.8	—	7.8
Balance at December 30, 2023	$ 302.1	$ 211.9	$ 514.0

Acquired Intangibles Assets

At December 30, 2023 and December 31, 2022, intangible assets consisted of the following:

	December 30, 2023			December 31, 2022		
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Definite-lived intangibles:						
Trade names and brands	$ 95.8	$ (23.9)	$ 71.9	$ 87.5	$ (18.5)	$ 69.0
Non-compete agreements	2.0	(1.1)	0.9	2.1	(0.7)	1.4
Technology	54.7	(26.9)	27.8	50.8	(21.3)	29.5
Supply agreement	21.0	(14.9)	6.1	21.0	(12.8)	8.2
Customer relationships	391.8	(74.8)	317.0	349.4	(56.1)	293.3
Sales order backlog	1.4	(1.4)	—	0.7	(0.4)	0.3
Workforce	6.1	(3.4)	2.7	6.1	(2.2)	3.9
	$ 572.8	$ (146.4)	$ 426.4	$ 517.6	$ (112.0)	$ 405.6

Amortization expense on acquired intangibles assets for the 2023, 2022 and 2021 fiscal years was approximately $32.9, $28.1 and $32.8, respectively. Future estimated amortization expense is presented below.

Year:		
2024	$	32.4
2025		32.2
2026		30.5
2027		27.2
2028		26.8
Thereafter		277.3
Total	$	426.4

9. DERIVATIVE INSTRUMENTS & HEDGING ACTIVITIES

The Company addresses certain financial exposures through a controlled program of risk management that includes the use of derivative financial instruments. The Company enters into foreign currency forward contracts to reduce the effects of fluctuating foreign currency exchange rates. In addition, the Company enters into interest rate derivatives to manage the effects of interest rate movements on the Company's credit facilities.

For each derivative contract entered into where the Company looks to obtain hedge accounting treatment, the Company formally and contemporaneously documents all relationships between hedging instruments and hedged items, as well as its risk-management objective and strategy for undertaking the hedge transaction, the nature of the risk being hedged, how the hedging instruments' effectiveness in offsetting the hedged risk will be assessed prospectively and retrospectively. This process includes linking all derivatives to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. The Company also formally assesses, both at the inception of the hedges and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items. If it is determined that a derivative is not highly effective, or that it has ceased to be a highly effective hedge, the Company will discontinue hedge accounting with respect to that derivative prospectively.

The fair value of the Company's derivative financial instruments included in the Consolidated Balance Sheets is presented as follows:

	Asset Derivatives			Liability Derivatives		
	Balance Sheet Location	Fair Value [1] December 30, 2023	Fair Value [1] December 31, 2022	Balance Sheet Location	Fair Value [1] December 30, 2023	Fair Value [1] December 31, 2022
Derivatives designated as hedging instruments:						
Interest rate swap contracts	Other assets	$ 6.7	$ 11.1	Other non-current liabilities	$ —	$ —
Derivatives not designated as hedging instruments:						
Forward foreign exchange contracts	Other current assets	—	1.0	Other current liabilities	—	—
Forward foreign exchange contracts	Other assets	—	—	Other non-current liabilities	—	0.3
Total derivatives		$ 6.7	$ 12.1		$ —	$ 0.3

[1] See Note 4 for information regarding the inputs used in determining the fair value of derivative assets and liabilities.

Gains and losses related to the Company's derivative financial instruments for the 2023, 2022 and 2021 years are presented as follows:

| | Amount of Gain or (Loss) Recognized in Other Comprehensive Income on Derivative (Effective Portion) | | | Location of Gain or (Loss) Reclassified from Accumulated Other Comprehensive Income into Earnings (Effective Portion) | Amount of Gain or (Loss) Reclassified from Accumulated Other Comprehensive Income into Earnings (Effective Portion) | | |
	December 30, 2023	December 31, 2022	January 1, 2022		December 30, 2023	December 31, 2022	January 1, 2022
Derivatives in cash flow hedging relationships:							
Interest rate swap contracts	$ (4.4)	$ 12.8	$ 6.0	Interest expense, net	$ 7.0	$ (0.2)	$ (4.2)

Interest expense presented in the Consolidated Statements of Operations, in which the effects of cash flow hedges are recorded, totaled $31.2, $16.7 and $16.9 for the years ended December 30, 2023, December 31, 2022 and January 1, 2022, respectively.

| | Amount of Gain or (Loss) Recognized in Earnings on Derivatives | | | Location of Gain or (Loss) Recognized in Earnings on Derivatives |
	December 30, 2023	December 31, 2022	January 1, 2022	
Derivatives not designated as hedging instruments:				
Forward foreign exchange contracts	$ (0.3)	$ 4.0	$ 4.7	Foreign currency transaction gain / loss, net

Interest Rate Swap Contracts

The Company primarily utilizes variable-rate debt, which exposes the Company to variability in interest payments. The Company enters into various types of derivative instruments to manage fluctuations in cash flows resulting from interest rate risk attributable to changes in the benchmark interest rates.

The Company assesses interest rate cash flow risk by continually identifying and monitoring changes in interest rate exposures that may adversely impact expected future cash flows and by evaluating hedging opportunities.

The Company maintains risk management control systems to monitor interest rate cash flow risk attributable to both the Company's outstanding and forecasted debt obligations as well as the Company's offsetting hedge positions. The risk management control systems involve the use of analytical techniques to estimate the expected impact of changes in interest rates on the Company's future cash flows.

The Company has entered into interest rate swap transactions to hedge the variable interest rate payments on its credit facilities. In connection with the transactions, the Company pays interest based upon a fixed rate as agreed upon with the respective counterparties and receives variable rate interest payments based on the one-month SOFR. The interest rate swaps have an aggregate notional amount of $220.0, with periodic decreases, have been designated as hedging instruments and are accounted for as cash flow hedges. The interest rate swaps are scheduled to expire in October 2025 and April 2028. The contracts are settled with the respective counterparties on a net basis at each settlement date. Assuming SOFR rates consistent with year-end, the estimated gains included in AOCI at December 30, 2023, that are expected to be reclassified into earnings during the 2024 fiscal year total $7.8.

Forward Foreign Exchange Contracts

The Company enters, from time-to-time, into forward contracts to economically hedge translational and transactional exposure associated with various business units whose local currency differs from the Company's reporting currency. The Company's forward contracts are not designated as hedging instruments for accounting purposes.

At December 30, 2023, the Company had zero forward foreign exchange contracts.

Net Investment Hedge

The Company utilizes foreign currency denominated debt to hedge currency exposure in foreign operations. The Company has designated €90.0 of borrowings on the revolving credit facility as a net investment hedge of a portion of the Company's European operations. The carrying value of the euro denominated debt totaled $99.3 as of December 30, 2023 and is included in the Revolving line of credit line item in the Consolidated Balance Sheets. The loss on the net investment hedge recorded in AOCI as part of the currency translation adjustment was $2.4, net of tax, for the year ended December 30, 2023.

10. CREDIT FACILITIES

Total non-revolving debt consists of the following:

	Maturity Date	December 30, 2023	December 31, 2022
Long-term non-revolving debt:			
Term loans with PNC Bank	Oct 2025	$ 310.0	$ 175.0
Term loans with Citibank	Various	12.1	8.6
Total non-revolving debt		322.1	183.6
Less: current portion of long-term non-revolving debt		23.2	19.0
Less: unamortized debt issuance costs		0.6	0.4
Total long-term non-revolving debt, net		$ 298.3	$ 164.2

Information on the Company's revolving credit facilities is as follows:

		Balance		Available credit	
	Maturity Date	December 30, 2023	December 31, 2022	December 30, 2023	December 31, 2022
Revolving line of credit with PNC Bank	Oct 2025	$ 199.8	$ 261.3	$ 199.5	$ 138.1
Revolving line of credit with Citibank	Jun 2026	$ 3.5	$ 1.6	$ 0.6	$ 0.7

Future maturities of total debt are as follows:

Year:	
2024	$ 27.0
2025	491.2
2026	7.2
Total	$ 525.4

Term Loans and Line of Credit with PNC Bank

The Company has a credit agreement that includes a revolving line of credit and term loan credit facility with PNC Bank, National Association, as administrative agent, and the lenders party thereto.

In May 2023, the Company entered into an Incremental Facility Amendment with PNC Bank, National Association, as administrative agent, and various lenders party thereto that amended the Second Amended and Restated Credit Agreement, dated October 28, 2020 (the "Credit Agreement" and, together with the Incremental Facility Amendment, the "Amended Credit Agreement").

Pursuant to the Incremental Facility Amendment, the Company incurred a new senior secured term loan A-2 (the "Term Loan A-2") in an aggregate principal amount of $150.0. The issue price of the Term Loan A-2 was equal to 100% of the aggregate principal amount thereof. The Term Loan A-2 bears interest at a rate based on either (i) the secured overnight financing rate ("SOFR") (subject to a 0% floor) for the applicable interest period plus a 0.10% SOFR adjustment plus an applicable margin ranging between 1.50% and 2.75%, depending on the Company's leverage ratio or (ii) a variable rate equal to the highest of (x) the overnight bank funding rate plus 0.50%, (y) the prime rate and (z) daily simple SOFR, plus a 0.10% SOFR adjustment plus 1.00%, plus an applicable margin ranging between 0.50% and 1.75%, depending on the Company's leverage ratio. The Term Loan A-2 is guaranteed by each of the Company's domestic subsidiaries and is secured by substantially all of the assets of the Company and the guarantors, on a pari passu basis with the other facilities under the Amended Credit Agreement. The Term Loan A-2 matures on October 28, 2025, and is not subject to any mandatory repayments prior to such maturity date.

The net proceeds from the Term Loan A-2, together with cash on hand, were used to repay outstanding amounts under the Company's revolving credit facility. Under the Amended Credit Agreement, the Company continues to have access to an accordion feature with the ability to increase the revolver or incur additional term loans under the incremental facility of $300.0 after giving effect to borrowings under the Term Loan A-2.

The revolving line of credit allows for borrowings up to an aggregate maximum principal amount of $400.0. To hedge currency exposure in foreign operations, €90.0 of the borrowings on the line of credit are denominated in euros. The borrowings have been designated as a net investment hedge, see additional information in Note 9. Borrowings under the line of credit bear interest at defined rates plus an applicable margin based on the Company's leverage ratio.

The credit agreement requires the Company to comply with a number of restrictive covenants, including limitations on the Company's ability to incur indebtedness; create or maintain liens on its property or assets; make investments, loans and advances; repurchase shares of its common stock; engage in acquisitions, mergers, joint ventures, consolidation and asset sales; and pay dividends and distributions. The Company (together with its subsidiaries) is also required to comply with certain financial tests, including a minimum interest coverage ratio (as defined therein) of 3.0 to 1.0 and a maximum leverage ratio of 3.75 to 1.0 (4.25 to 1.0 in an acquisition period). As of December 30, 2023, the Company was in compliance with all covenants related to the credit agreement.

The credit facility is guaranteed by the Company's U.S. domestic subsidiaries and requires any future U.S. domestic subsidiaries to join as guarantors. In addition, the credit facility is required to be secured by substantially all of the assets of the Company and its current and future U.S. domestic subsidiaries of the Company.

The effective interest rate on the credit agreement at December 30, 2023 was 7.4%. Interest expense recognized on the credit agreement during the years ended December 30, 2023, December 31, 2022 and January 1, 2022 was $37.6, $15.9 and $12.3, respectively. As of December 30, 2023, the Company was in compliance with all debt covenants related to the Amended Credit Agreement.

Term Loan with Intesa Sanpaolo S.p.A.

The Company had an agreement with Intesa Sanpaolo S.p.A. that provided an unsecured term loan of €5.0. The loan matured in December 2021, at which time the remaining balance was paid in full.

Term Loans and Line of Credit with Citibank

The Company has an uncommitted fixed asset facility agreement (the "Fixed Asset Facility"), short-term revolving facility agreement (the "Working Capital Facility") and term loan facility agreement (the "Shanghai Branch Term Loan Facility") with Citibank (China) Co., Ltd. Shanghai Branch, as lender.

Under the Fixed Asset Facility, the Company borrowed on a secured basis RMB 2.6. The proceeds of the loan were used for purchases of equipment. Outstanding borrowings under the Fixed Asset Facility accrue interest at a rate equal to the National Interbank Funding Center 1-year loan prime rate plus 1.5%. The loan matured in May 2023, at which time the remaining balance was paid in full.

Under the Working Capital Facility, the Company may from time to time borrow amounts on an unsecured revolving facility of up to a total of RMB 16.0. Proceeds may only be used for expenditures related to production at the Company's facility located in Kunshan City, China. Outstanding borrowings under the Working Capital Facility accrue interest at a rate equal to the National Interbank Funding Center 1-year loan prime rate plus 0.5%. The loan matured in May 2023, at which time the remaining balance was paid in full.

Under the Shanghai Branch Term Loan Facility, the Company borrowed on a secured basis RMB 42.7. The proceeds were used to fund the acquisition of Joyonway. Outstanding borrowings under the Shanghai Branch Term Loan Facility accrue interest at a rate equal to the National Interbank Funding Center 1-year loan prime rate plus 1.5%, to be repaid on a specified schedule with the final payment due in October 2024.

The Company has a term loan facility agreement (the "Sydney Branch Term Loan Facility") with Citibank, N.A., Sydney Branch, as lender. Under the Sydney Branch Term Loan Facility, the Company borrowed on a secured basis AUD 7.5. The proceeds were used to repay other existing debt. Outstanding borrowings under the Sydney Branch Term Loan Facility accrue interest at a rate equal to the Australian Bank Bill Swap (ABBS) Reference Rate plus 2.0%, to be repaid throughout the term of the loan with a final payment due date of December 2024.

In June 2023, the Sydney Branch Term Loan Facility was amended. The Company borrowed on a secured basis AUD 15.0 and used a portion of the proceeds to repay the remaining balance of the original term loan. Outstanding borrowings under the amended Sydney Branch Term Loan Facility accrue interest at a rate equal to the ABBS reference rate plus 2.8%, to be repaid throughout the term of the loan with a final payment due date in June 2026.

Concurrent with the amendment to the Sydney Branch Term Loan Facility, the Company entered into a revolving line of credit agreement with Citibank, N.A., Sydney Branch, as lender (the "Sydney Branch RC Facility"). The Sydney Branch RC Facility allows for borrowings up to an aggregate maximum principal amount of AUD 6.0 and matures in June 2026, with no mandatory repayments prior to such maturity date. The facility accrues interest at a rate equal to the ABBS reference rate plus 2.3%.

As of the date of this filing, the Company was in compliance with all debt covenants related to the term loans and line of credit with Citibank. Additionally, the secured loans with Citibank are secured by a parent guarantee.

11. DIVIDENDS TO SHAREHOLDERS

The Company declared dividends of $11.9, $11.7 and $11.6 to shareholders in 2023, 2022 and 2021, respectively.

The Company declared the following regular quarterly dividends to shareholders during 2023, 2022 and 2021. The dividends were declared to shareholders of record on the 5th day following the respective quarter end and paid on the 20th day of each month following the date of declaration.

	2023	2022	2021
First quarter	$ 0.09	$ 0.09	$ 0.09
Second quarter	0.09	0.09	0.09
Third quarter	0.09	0.09	0.09
Fourth quarter	0.09	0.09	0.09

12. INCOME TAXES

For financial reporting purposes, income before income taxes includes the following components:

	For the year ended		
	December 30, 2023	December 31, 2022	January 1, 2022
United States	$ 12.8	$ 71.3	$ 87.1
Foreign	36.4	50.5	44.1
Total	$ 49.2	$ 121.8	$ 131.2

The Company derives its pretax income based on the consolidated results of its legal entities. The U.S. legal entities had third-party export sales of $131.8, $146.5 and $166.9 for the 2023, 2022 and 2021 years, respectively. Foreign pretax income is impacted by the level of foreign manufacturing, sales at varying market levels as well as direct sales to large OEM customers.

The components of the income tax provision (benefit) are as follows:

| | For the year ended | | |
	December 30, 2023	December 31, 2022	January 1, 2022
Current tax expense (benefit):			
United States	$ 6.7	$ 12.3	$ 10.7
State and local	1.5	0.4	3.1
Foreign	11.4	15.9	17.3
Total current	19.6	28.6	31.1
Deferred tax expense (benefit):			
United States	(3.6)	(0.4)	(1.1)
State and local	(1.4)	(2.6)	0.2
Foreign	(2.9)	(2.2)	(3.6)
Total deferred	(7.9)	(5.2)	(4.5)
Total income tax provision	$ 11.7	$ 23.4	$ 26.6

The reconciliation between the effective income tax rate and the U.S. federal statutory rate is as follows:

| | For the year ended | | |
	December 30, 2023	December 31, 2022	January 1, 2022
U.S. federal taxes at statutory rate	$ 10.3	$ 25.6	$ 27.5
Increase (decrease)			
Capitalized transaction costs	0.2	0.3	—
Foreign income taxed at different rate	1.4	1.7	3.6
FDII deduction	(1.2)	(2.8)	(3.2)
Changes in estimates related to prior years including foreign	0.1	0.2	(0.2)
State and local taxes, net	0.4	(1.0)	2.7
Current year tax credits	(1.0)	(0.9)	(0.5)
Foreign deferred other true up	(1.8)	(1.0)	(1.6)
Change in reserve	0.2	0.2	(1.9)
Excess officer compensation	1.3	1.4	—
Change in valuation allowance	1.3	—	—
Other	0.5	(0.3)	0.1
Income tax provision	$ 11.7	$ 23.4	$ 26.6

The effective tax rate for the year ended December 30, 2023 was higher than the rate for 2022 primarily due to an increase in the state and local tax expense and the increased impacts for foreign income taxed at different rates. The relative impact of excess officer compensation compared to pre-tax book income increased in 2023, as well as an increase in the change in valuation allowance. The rate for all years benefited from tax deductions for FDII deduction.

Deferred income tax assets and liabilities are provided to reflect the future tax consequences of differences between the tax basis of assets and liabilities and their reported amounts in the financial statements. The temporary differences that give rise to significant portions of the deferred tax assets and liabilities as of December 30, 2023 and December 31, 2022, are presented below:

	December 30, 2023	December 31, 2022
Deferred tax assets:		
Foreign tax benefit of U.S. reserves	$ 1.4	$ 1.9
Net operating losses	6.2	6.2
Inventory	3.7	3.2
Intangible assets and goodwill	0.7	0.7
Lease liability	4.5	2.0
Capitalized research expenditures	8.0	3.8
Interest expense limitation carryforward	3.6	—
Accrued expenses and other	6.4	5.2
Other comprehensive income	3.0	5.6
Total deferred tax assets	37.5	28.6
Less: Valuation allowance	(3.0)	(1.7)
Net deferred tax assets	34.5	26.9
Deferred tax liabilities:		
Depreciation	(7.4)	(8.6)
Right of use asset	(4.4)	(1.9)
Intangible assets and goodwill	(78.1)	(75.5)
Other deferred tax liabilities	—	(0.3)
Total deferred tax liabilities	(89.9)	(86.3)
Net deferred tax liabilities	$ (55.4)	$ (59.4)

As of December 30, 2023, the Company has federal net operating loss ("NOL") carryforwards of approximately $7.2 that will expire between 2029 and 2032 state net operating loss carryforwards of $35.2 that will expire between 2024 and 2039 and foreign net operating loss carryforwards of $10.6, of which $6.6 are indefinite-lived and the remaining will expire between 2024 and 2043. The federal and California NOLs were generated by Balboa during pre-acquisition tax years 2011-2019 and are subject to a 20-year carryforward period. As a result of the acquisition, both the federal and the California NOLs are subject to various limitations under Internal Revenue Code ("IRC") Section 382. IRC Section 382 limits the use of NOLs to the extent there has been an ownership change of more than 50 percent. Despite these limitations, the Company expects to fully utilize the federal and California NOLs by 2027. The Company has foreign NOL carryforwards of $7.1 that it does not anticipate utilizing. Consequently, it has fully reserved against the deferred tax asset related to these NOLs.

A valuation allowance to reduce the deferred tax assets reported is required if, based on the weight of the evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. The valuation allowance for deferred tax assets as of December 30, 2023 and December 31, 2022 was $3.0 and $1.7, respectively. The portion of valuation allowance related to capital losses was $1.0, interest expense limitation carryforward was $0.7, and foreign loss carryforward was $1.3 as of December 30, 2023. The net change in total valuation was an increase of $1.3 in 2023 and was primarily related to interest expense limitation carryforward and capital losses that, in the judgment of management, are not more likely than not to be realized.

The Company accounts for investment tax credits utilizing the deferral method. Investment tax credits generated in 2023 totaled $0.9.

The Company prescribes a recognition threshold and measurement attribute for an uncertain tax position taken or expected to be taken in a tax return.

The following is a roll-forward of the Company's unrecognized tax benefits:

Unrecognized tax benefits - January 2, 2021	$	11.4
Decreases from positions taken during prior periods		(0.2)
Increases from positions taken during current period		0.6
Lapse of statute of limitations		(2.8)
Unrecognized tax benefits - January 1, 2022	$	9.0
Increases from positions taken during prior periods		0.9
Increases from positions taken during current period		0.2
Settled positions		(0.2)
Lapse of statute of limitations		(2.0)
Unrecognized tax benefits - December 31, 2022	$	7.9
Increases from positions taken during prior periods		1.1
Increases from positions taken during current period		0.2
Settled positions		(2.7)
Lapse of statute of limitations		(0.4)
Unrecognized tax benefits - December 30, 2023	$	6.1

At December 30, 2023, the Company had unrecognized tax benefits of $6.1 including accrued interest. If recognized, $0.2 of unrecognized tax benefits would reduce the effective tax rate in future periods. The Company recognizes interest and penalties related to income tax matters in income tax expense. Interest related to the unrecognized tax benefit has been recognized and included in income tax expense. Interest accrued as of December 30, 2023, is not considered material to the Company's Consolidated Financial Statements.

The Company remains subject to income tax examinations in the U.S. and various state and foreign jurisdictions for tax years 2018-2023. The Company believes it has adequately reserved for income taxes that could result from any audit adjustments. Although the timing of the resolution and/or closure of audits is highly uncertain, it is reasonably possible that the balance of gross unrecognized tax benefits could significantly change in the next 12 months.

13. STOCK-BASED COMPENSATION

Equity Incentive Plan

The Company's 2023 Equity Incentive Plan ("2023 Plan") provides for the grant of up to an aggregate of 1,000,000 shares of restricted stock, restricted stock units, stock options, stock appreciation rights, dividend or dividend equivalent rights, stock awards and other awards valued in whole or in part by reference to or otherwise based on the Company's common stock, to officers, employees and directors of the Company. The 2023 Plan replaced the prior 2019 Equity Incentive Plan and was approved by the Company's shareholders at the 2023 Annual Meeting. As of December 30, 2023, 978,469 shares remained available to be issued through the 2023 Plan.

Restricted Stock Units

The Company grants restricted stock units ("RSUs") to employees in connection with a long-term incentive plan and from time to time for special recognition. Awards with time-based vesting requirements primarily vest ratably over a three-year period. Awards with performance-based vesting requirements cliff vest after a three-year performance cycle and only after the achievement of certain performance criteria over that cycle. The number of shares ultimately issued for the performance-based units may vary from 0% to 200% of their target amount based on the achievement of defined performance targets. Compensation expense recognized for RSUs granted to employees totaled $8.4, $7.0 and $6.0 for the years ended December 30, 2023, December 31, 2022 and January 1, 2022, respectively.

In March 2012, the board of directors adopted the Sun Hydraulics Corporation 2012 Non-Employee Director Fees Plan (the "2012 Directors Plan"), which was approved by the shareholders of the Company at its 2012 annual meeting. Under the 2012 Directors Plan, Non-Employee Directors were compensated for their board service solely in shares of common stock. In February 2015, the board adopted amendments to the 2012 Directors Plan, which revised the compensation for Non-Employee Directors. Each Non-Employee Director received an annual retainer of 2,000 shares of Common Stock. The Chairman's retainer was twice that of a regular director, and the retainer for the chairs of each Board Committee was 150% that of a regular director. In addition, each Non-Employee Director received 250 shares of Common Stock for attendance at each Board meeting and each meeting of each committee of the board on which he or she serves when the committee meeting is not held within one day of a meeting of the board.

Effective January 1, 2022, the board terminated the 2012 Non-Employee Director Fees Plan and approved a new Helios Technologies, Inc. Non-Employee Director Compensation Policy (the "Director Compensation Policy"), which revised the compensation for Non-Employee Directors. The Director Compensation Policy compensates Non-Employee Directors for their board service with cash awards and equity-based compensation through grants of RSUs, issued pursuant to the 2019 Plan, which vest over a one-year period. Directors were granted 20,564 and 18,260 RSUs during the years ended December 30, 2023 and December 31, 2022, respectively. The Company recognized director stock compensation expense on the RSUs of $1.3 and $0.5 for the years ended December 30, 2023 and December 31, 2022, respectively. Directors were granted 26,500 shares of stock and the Company recognized director stock compensation expense of $2.2 for the year ended January 1, 2022, under the 2012 Directors Plan.

The following table summarizes RSU activity for the 2023 fiscal year:

	Number of Units (in thousands)	Weighted Average Grant-Date Fair Value per Share
Nonvested balance at December 31, 2022	217	$ 66.98
Granted	237	56.23
Vested	(99)	53.45
Forfeited	(52)	65.30
Nonvested balance at December 30, 2023	303	$ 63.29

Included in the nonvested balance at December 30, 2023, is 128,814 nonvested performance-based RSUs.

The grant date fair value of restricted stock and RSUs granted during the 2023, 2022 and 2021 fiscal years totaled $13.3, $9.7 and $6.2, respectively.

The Company had $8.8 of total unrecognized compensation cost related to the RSU awards as of December 30, 2023. That cost is expected to be recognized over a weighted average period of 1.7 years.

Stock Options

In 2022, the Company granted stock options with market-based vesting conditions to its officers. As of December 30, 2023, there were 68,000 unvested options and no vested unexercised options. The exercise price per share is $50.60, which is equal to the market price of Helios stock on the grant date. The options vest upon, the later of, the achievement of defined stock prices or two years from the grant date. The options include required service periods, which range from one to two years from the grant date. These options have a 10-year expiration. The grant date fair value of the options totaled $2.3 and was estimated using a Monte Carlo simulation.

The Company has also granted stock options with only time-based vesting conditions to its officers. As of December 30, 2023, there were 4,999 unvested options and 19,234 vested unexercised options. The exercise prices per share, which range from $35.04 to $55.03, are equal to the market price of Helios stock on the respective grant dates. The options vest ratably over a three-year period and have a 10-year expiration. The grant date fair value of the options was estimated using a Black Scholes valuation model.

At December 30, 2023, the Company had $0.1 of unrecognized compensation cost related to the options, which is expected to be recognized over a weighted average period of 0.7 years.

Employee Stock Purchase Plans

The Company maintains an Employee Stock Purchase Plan ("ESPP") in which U.S. employees are eligible to participate. Employees who choose to participate are granted an opportunity to purchase common stock at 85 percent of market value on the first or last day of the quarterly purchase period, whichever is lower. Employees in the United Kingdom ("U.K."), under a separate plan, are granted an opportunity to purchase the Company's common stock at market value, on the first or last day of the quarterly purchase period, whichever is lower, with the Company issuing one additional free share of common stock for each six shares purchased by the employee under the plan.

Employees purchased 43,585 shares at a weighted average price of $46.52, 38,392 shares at a weighted average price of $51.54 and 29,420 shares at a weighted average price of $60.71, under the ESPP and U.K. plan during the years ended December 30, 2023, December 31, 2022 and January 1, 2022, respectively. The Company recognized $0.5, $0.4 and $0.7 of compensation expense during the years ended December 30, 2023, December 31, 2022 and January 1, 2022, respectively. At December 30, 2023, 300,233 shares remained available to be issued through the ESPP and the U.K. plan.

14. EMPLOYEE BENEFITS

The Company has a defined contribution retirement plan, under the provisions of Section 401(k) of the Internal Revenue Code, covering substantially all of its eligible U.S. employees. Employer contribution costs recognized under the retirement plan amounted to approximately $3.6, $3.1 and $3.0 during 2023, 2022 and 2021, respectively.

The Company provides supplemental pension benefits to its employees of foreign operations in addition to mandatory benefits included in local country payroll statutes. These benefits amounted to approximately $3.0, $3.3 and $3.4 during 2023, 2022 and 2021, respectively.

15. ACCUMULATED OTHER COMPREHENSIVE LOSS

The following table presents changes in accumulated other comprehensive loss by component:

	Unrealized Gains and (Losses) on Derivative Instruments	Foreign Currency Items	Total
Balance at January 2, 2021	$ (5.9)	$ (28.4)	$ (34.3)
Other comprehensive income (loss) before reclassifications	9.2	(24.5)	(15.3)
Amounts reclassified from accumulated other comprehensive loss, net of tax	(3.3)	—	(3.3)
Tax effect	(1.4)	5.3	3.9
Net current period other comprehensive income (loss)	4.5	(19.2)	(14.7)
Balance at January 1, 2022	$ (1.4)	$ (47.6)	$ (49.0)
Other comprehensive income (loss) before reclassifications	13.0	(25.4)	(12.4)
Amounts reclassified from accumulated other comprehensive loss, net of tax	(0.2)	—	(0.2)
Tax effect	(2.9)	5.1	2.2
Net current period other comprehensive income (loss)	9.9	(20.3)	(10.4)
Balance at December 31, 2022	$ 8.5	$ (67.9)	$ (59.4)
Other comprehensive (loss) income before reclassifications	(9.8)	11.1	1.3
Amounts reclassified from accumulated other comprehensive loss, net of tax	5.4	—	5.4
Tax effect	0.8	(3.5)	(2.7)
Net current period other comprehensive (loss) income	(3.6)	7.6	4.0
Balance at December 30, 2023	$ 4.9	$ (60.3)	$ (55.4)

The following table presents reclassifications out of accumulated other comprehensive loss:

Details about Accumulated Other Comprehensive Income Components	Affected Line Item in the Consolidated Statements of Operations	For the year Ended		
		December 30, 2023	December 31, 2022	January 1, 2022
Derivative financial instruments				
Interest rate swaps	Interest expense, net	$ 7.0	$ (0.2)	$ (4.2)
	Tax benefit	(1.6)	—	0.9
	Net of tax	$ 5.4	$ (0.2)	$ (3.3)
Total reclassifications for the period		$ 5.4	$ (0.2)	$ (3.3)

16. SEGMENT REPORTING

The Company has two reportable segments: Hydraulics and Electronics. These segments are organized primarily based on the similar nature of products offered for sale, the types of customers served and the methods of distribution and are consistent with how the segments are managed, how resources are allocated and how information is used by the chief operating decision maker.

The Hydraulics segment provides the global capital goods industries with hydraulic components and systems used to transmit power and control force, speed and motion. There are two categories based on Hydraulic system architecture: motion control technology ("MCT") and fluid conveyance technology ("FCT"). MCT includes components used to control the flow and pressure of fluids in a system including. FCT includes components used to convey fluids and fluid power through a system and are designed to grant maximum flexibility of design and reliability. MCT includes cartridge valve technology ("CVT") and FCT includes quick release coupling solutions ("QRC") products. CVT products provide functions important to a hydraulic system: to control rates and direction of fluid flow and to regulate and control pressures. QRC products allow users to connect and disconnect quickly from any hydraulic circuit without leakage and ensure high-performance under high temperature and pressure using one or multiple couplers. Engineered solutions that incorporate manifold solutions with CVT and QRC technologies are also provided to machine users, manufacturers or designers to fulfill complete system design requirements including electro-hydraulic, remote control, electronic control and programmable logic controller systems, as well as automation of existing equipment.

The Electronics segment provides complete, fully-tailored display and control solutions for engines, engine-driven equipment, specialty vehicles, therapy baths and traditional and swim spas. This broad range of products is complemented by extensive application expertise and unparalleled depth of software, embedded programming, hardware and sustaining engineering teams. Product categories include traditional mechanical and electronic gauge instrumentation, plug and go CAN-based instruments, robust environmentally sealed controllers, pumps and jets, hydraulic controllers, engineered panels and application specialists, process monitoring instrumentation, proprietary hardware and software development, printed circuit board assembly and wiring harness design and manufacturing and after-market support through global distribution.

The Company evaluates performance and allocates resources based primarily on segment operating income. Certain costs were not allocated to the business segments as they are not used in evaluating the results of, or in allocating resources to the Company's segments. These costs are presented in the Corporate and other line item. For the year ended December 30, 2023, these unallocated costs totaled $38.1 and include certain corporate costs not deemed to be allocable to either business segment of $1.2, amortization of acquisition-related intangible assets of $32.9 and other acquisition and integration related costs of $4.0. The accounting policies of the Company's operating segments are the same as those used to prepare the accompanying Consolidated Financial Statements.

The following table presents financial information by reportable segment for the last three fiscal years:

		2023		2022		2021
Net sales:						
Hydraulics	$	565.8	$	551.3	$	516.4
Electronics		269.8		334.1		352.7
Total	$	835.6	$	885.4	$	869.2
Operating income:						
Hydraulics	$	93.3	$	122.7	$	119.8
Electronics		24.7		52.5		71.7
Corporate and other		(38.1)		(37.9)		(42.2)
Total	$	79.9	$	137.3	$	149.3
Capital expenditures:						
Hydraulics	$	25.7	$	21.5	$	17.5
Electronics		8.6		10.4		9.3
Total	$	34.3	$	31.9	$	26.8
Total assets:						
Hydraulics	$	976.6	$	874.8	$	821.8
Electronics		600.0		567.1		585.7
Corporate		13.8		21.8		7.8
Total	$	1,590.4	$	1,463.7	$	1,415.3

Geographic Region Information:

Net sales are measured based on the geographic destination of sales. Tangible long-lived assets are shown based on the physical location of the assets and primarily include net property, plant and equipment and exclude ROU assets. The following table presents financial information by region for the last three fiscal years:

		2023		2022		2021
Net sales						
Americas	$	460.9	$	470.4	$	425.5
EMEA		202.8		223.6		222.0
APAC		171.9		191.4		221.7
Total	$	835.6	$	885.4	$	869.2
Tangible long-lived assets						
Americas	$	145.6	$	105.7	$	97.6
EMEA		37.1		33.1		35.8
APAC		19.4		17.7		18.0
Total	$	202.1	$	156.5	$	151.4

17. RELATED PARTY TRANSACTIONS

The Company purchases from, and sells inventory to, entities partially owned or managed by directors of Helios. For the years ended December 30, 2023, December 31, 2022 and January 1, 2022, inventory sales to the entities totaled $3.0, $3.1 and $3.4, respectively, and inventory purchases from the entities totaled $0.0, $0.0 and $3.2, respectively.

 At December 30, 2023 and December 31, 2022, total amounts due from the entities totaled $0.4 for both periods.

In March 2022, the Company completed a sale of real estate to one of its executive officers for $1.9, which sale price was based on the valuation from an independent third-party appraisal. Concurrent with the sale, the Company also purchased real estate from the executive officer for $1.0, which purchase price reflected a below market valuation based on the original cost of the property to the executive officer, plus the cost of improvements funded by the executive officer.

18. COMMITMENTS AND CONTINGENCIES

Building Purchase Commitment

The Company is negotiating a lease to buy agreement for the purchase of a building for an expected purchase price of €26.7. The agreement includes an option to purchase during the lease period with a commitment to purchase at the end of the 6-year lease period. The purchase price will be reduced by 60% of the lease payments made prior to purchase.

Legal Proceedings

The Company is not a party to any legal proceedings other than routine litigation incidental to its business. In the opinion of management, the amount of ultimate liability with respect to these actions will not materially affect the results of operations, financial position or cash flows of the Company.

Insurance

The Company accrues for certain health care benefit costs under a self-funded plan and records a liability for all unresolved claims at the anticipated cost to the Company at the end of the period based on management's assessment. The Company believes it has adequate reserves for all self-insured claims.

Letters of Credit

In the ordinary course of business, the Company is at times required to post letters of credit. The letters of credit are issued by financial institutions to guarantee our obligations to various parties. The Company was contingently liable for $1.0 of standby letters of credit with financial institutions as of December 30, 2023.

19. SUBSEQUENT EVENTS

The company evaluated subsequent events through the date the consolidated financial statements were issued. The Company did not identify any subsequent events that would require adjustment or disclosure.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

The Company's management, with the participation of the President and Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of the Company's "disclosure controls and procedures" (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended, the "Exchange Act") as of the end of the period covered by this report, have concluded that our disclosure controls and procedures are effective and are designed to ensure that the information we are required to disclose is recorded, processed, summarized and reported within the necessary time periods. Our disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in reports that we file or submit pursuant to the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

Management's Report on Internal Control over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). The Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP. Internal control over financial reporting includes those policies and procedures that:

- pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

- provide reasonable assurance that transactions are recorded, as necessary, to permit preparation of financial statements in accordance with U.S. GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Management, with the participation of the President and Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of the Company's internal control over financial reporting based on the criteria set forth in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation under the Internal Control - Integrated Framework, management, with the participation of the Chief Executive Officer and Chief Financial Officer, concluded that the internal control over financial reporting was effective as of December 30, 2023.

Changes in Internal Control Over Financial Reporting

There were no changes in the Company's internal control over financial reporting during the year ended December 30, 2023, that materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Attestation Report of Independent Registered Public Accounting Firm

Grant Thornton LLP, our independent registered public accounting firm, has issued an attestation report on our internal control over financial reporting. This report appears on page 52.

ITEM 9B. OTHER INFORMATION

During the quarter ended December 30, 2023, none of the Company's directors or executive officers adopted, modified or terminated any contract, instruction or written plan for the purchase or sale of Company securities that was intended to satisfy the affirmative defense conditions of Rule 10b5-1(c) or any non-rule 10b5-1 trading arrangement.

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICITIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Executive Officers

The information required by this item with respect to our executive officers is set forth in our 2024 Proxy Statement under the caption "Governance of the Company" and is incorporated herein by reference.

Directors

The information required by this item with respect to our board of directors and committees thereof is set forth in our 2024 Proxy Statement under the caption "Governance of the Company" and is incorporated herein by reference.

Delinquent Section 16(a) Reports

The information required by this item with respect to Section 16(a) beneficial ownership reporting compliance is set forth in our 2024 Proxy Statement under the caption "Section 16(a) Beneficial Ownership Reporting Compliance" and is incorporated herein by reference.

Code of Business Conduct and Ethics

The information required by this item with respect to our Code of Business Conduct and Ethics is set forth in our 2024 Proxy Statement under the caption "Governance of the Company" and is incorporated herein by reference.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this item is set forth under the caption "Executive Compensation" in our 2024 Proxy Statement and is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this item with respect to equity compensation plans is set forth under the caption "Equity Compensation Plan Information" in our 2024 Proxy Statement and with respect to security ownership of certain beneficial owners, directors and executive officers is set forth under the caption "Security Ownership of Certain Beneficial Owners and Management and Related Shareholder Matters" in our 2024 Proxy Statement and is incorporated herein by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this item is set forth under the captions "Compensation Committee Interlocks and Insider Participation," "Certain Relationships and Related Transactions" and "Independence and Committees of the Board of Directors" in our 2024 Proxy Statement and is incorporated herein by reference.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this item is set forth under the caption "Ratification of the Appointment of Independent Registered Public Accounting Firm" in our 2024 Proxy Statement and is incorporated herein by reference.

PART IV

ITEM 15. EXHIBIT AND FINANCIAL STATEMENT SCHEDULES

1. The following financial statements are included in Part II, Item 8:

All other schedules are omitted as the required information is inapplicable or the information is presented in the Consolidated Financial Statements and notes thereto in Item 8 above.

2. Exhibits:

Exhibit Number	Exhibit Description
3.1	Amended and Restated Articles of Incorporation of the Company (previously filed as Exhibit 3.1 in the Pre-Effective Amendment No. 4 to the Company's Registration Statement on Form S-1 filed on December 19, 1996 (File No. 333-14183), and incorporated herein by reference).
3.2	Articles of Amendment to Articles of Incorporation effective June 8, 2011 (previously filed as Exhibit 3.1 to the Company's Form 8-K filed on June 9, 2011, and incorporated herein by reference).
3.3	Articles of Amendment to Amended and Restated Articles of Incorporation as filed with the Secretary of State of Florida on June 4, 2014 (previously filed as Exhibit 3.1 to the Company's Report on Form 8-K filed on June 4, 2014, and incorporated herein by reference).
3.4	Articles of Amendment to Amended and Restated Articles of Incorporation as filed with the Secretary of State of Florida on June 13, 2019 (previously filed as Exhibit 3.1 to the Company's Form 8-K filed on June 18, 2019, and incorporated herein by reference).
3.5	Fourth Amended and Restated Bylaws dated June 4, 2021 (previously filed as Exhibit 3.1 to the Company's Form 8-K filed on June 7, 2021 and incorporated herein by reference).
4.1	Description of Registrant's Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934 (previously filed as Exhibit 4.1 to the Company's Annual Report on Form 10-K filed on February 25, 2020, and incorporated herein by reference).
10.1+	Form of Indemnification Agreement (previously filed as Exhibit 10.1 to the Company's Form 8-K filed on April 23, 2020, and incorporated herein by reference).
10.2+	Sun Hydraulics Corporation Employee Stock Purchase Plan (previously filed as Exhibit 10.14+ to the Company's Annual Report on Form 10-K filed on March 9, 2011, and incorporated herein by reference).
10.3+	Amendment No. 1 to Sun Hydraulics Corporation Employee Stock Purchase Plan dated July 1, 2017 (previously filed as Exhibit 10.7+ to the Company's Annual Report on Form 10-K filed on February 27, 2018, and incorporated herein by reference).
10.4+	Amendment No. 2 to Helios Technologies, Inc. Employee Stock Purchase Plan dated September 20, 2019 (previously filed as Exhibit 10.4+ to the Company's Annual Report on Form 10-K filed on February 25, 2020, and incorporated herein by reference).
10.5+	Helios Technologies 2019 Equity Incentive Plan (previously filed as Appendix A to the Company's Definitive Proxy Statement on Schedule 14A for the 2019 Annual Meeting of Shareholders filed on April 26, 2019, and incorporated herein by reference).
10.7+	Helios Technologies, Inc. 2022 Non-Employee Director Compensation Policy (previously filed as Exhibit 10.12+ to the Company's Report on Form 10-K filed on March 1, 2022, and incorporated herein by reference).

10.8+   Sun Hydraulics Limited Share Incentive Plan (previously filed as Exhibit 4 to the Company's Registration Statement on Form S-8 filed on March 27, 2009 (File Number 333158245), and incorporated herein by reference).

10.9+   Form of Executive Officer Continuity Agreement (previously filed as Exhibit 10.3+ to the Company's Form 8-K filed on June 18, 2019, and incorporated herein by reference).

10.10+   Form of Executive Officer Severance Agreement (previously filed as Exhibit 10.2+ to the Company's Form 8-K filed on June 18, 2019, and incorporated herein by reference).

10.11+   Amended and Restated Executive Officer Severance Agreement between Josef Matosevic and Helios Technologies, Inc., dated as of June 4, 2021 (previously filed as Exhibit 10.4+ to the Company's Form 8-K filed on June 7, 2021 and incorporated herein by reference).

10.12   Revolving Credit Facility Credit Agreement, dated July 29, 2016, between Sun Hydraulics Corporation and PNC Capital Markets LLC, SunTrust Robinson Humphrey, Inc. and JPMorgan Chase Bank, N.A. (previously filed as Exhibit 99.1 to the Company's Report on Form 8-K filed on August 3, 2016, and incorporated herein by reference).

10.13   Pledge Agreement dated July 29, 2016 (previously filed as Exhibit 99.2 to the Company's Report on Form 8-K filed on August 3, 2016, and incorporated herein by reference).

10.14   Revolving Credit Note dated July 29, 2016 (previously filed as Exhibit 99.3 to the Company's Report on Form 8-K filed on August 3, 2016, and incorporated herein by reference).

10.15   Second Amended and Restated Credit Agreement, dated October 28, 2020, by and among Helios Technologies, Inc. as Borrower, the Guarantor parties thereto, the financial institutions party thereto from time to time as lenders, and PNC Bank, National Association, as Administrative Agent. (previously filed as Exhibit 10.1 to the Company's Report on Form 8-K filed on October 30, 2020, and incorporated herein by reference).

10.16   First Amendment to Second Amended and Restated Credit Agreement among Helios Technologies, Inc. as Borrower, the Guarantor parties thereto, the financial institutions party thereto from time to time as lenders, and PNC Bank, National Association, as Administrative Agent, dated July 1, 2021 (previously filed as Exhibit 10.3 to the Company's Report on Form 10-Q on August 10, 2021, and incorporated herein by reference).

10.17   Second Amendment to Second Amended and Restated Credit Agreement among Helios Technologies, Inc. as Borrower, the Guarantor parties thereto, the financial institutions party thereto from time to time as lenders, and PNC Bank, National Association, as Administrative Agent, dated November 19, 2021 (previously filed as Exhibit 10.23+ to the Company's Report on Form 10-K filed on March 1, 2022, and incorporated herein by reference).*

10.18   Third Amendment to Second Amended and Restated Credit Agreement among Helios Technologies, Inc. as Borrower, the Guarantor parties thereto, the financial institutions party thereto from time to time as lenders, and PNC Bank, National Association, as Administrative Agent, dated July 29, 2022 (previously filed as Exhibit 10.3 to the Company's Report on Form 10-Q filed on November 8, 2022, and incorporated herein by reference).

10.19+	Employment Agreement between Matteo Arduini and Helios Technologies, Inc., dated December 20, 2018, as amended on February 28, 2020 and December 16, 2020 (previously filed as Exhibit 10.22+ to the Company's Report on Form 10-K filed on March 2, 2021, and incorporated herein by reference).
10.20+	Helios Technologies 2020 Executive Compensation Policy (previously filed as Exhibit 10.1+ to the Company's Form 8-K filed on March 3, 2020, and incorporated herein by reference).
10.21+	Form of Restricted Stock Unit and Stock Option Agreement (previously filed as Exhibit 10.2+ to the Company's Form 8-K filed on March 3, 2020, and incorporated herein by reference).
10.22+	Form of Special Retention Restricted Stock Unit Agreement (previously filed as Exhibit 10.1+ to the Company's Form 8-K filed on April 28, 2020, and incorporated herein by reference).
10.26+	Form of Performance Stock Option Agreement for Helios employees (previously filed as Exhibit 10.1+ to the Company's Report on Form 10-Q filed on November 8, 2022, and incorporated herein by reference).
10.27+	Form of Performance Stock Option Agreement for business unit officers (previously filed as Exhibit 10.2+ to the Company's Report on Form 10-Q filed on November 8, 2022, and incorporated herein by reference).
10.28+	Advisory and Transition Services & Release Agreement between the Company and Tricia Fulton, dated July 17, 2023 (previously filed as Exhibit 10.1+ to the Company's Current Report on Form 8-K filed on July 17, 2023, and incorporated herein by reference).
10.29+	Helios Technologies, Inc. 2023 Equity Incentive Plan (previously filed as Appendix A to the Definitive Proxy Statement on Schedule 14A, filed with the SEC on April 20, 2023, and incorporated herein by reference).
10.30+	Form of Restricted Stock Unit Grant Agreement.
10.31	Fourth Amendment to Second Amended and Restated Credit Agreement among Helios Technologies, Inc. as Borrower, the Guarantor parties thereto, the financial institutions party thereto from time to time as lenders, and PNC Bank, National Association, as Administrative Agent, dated March 28, 2023 (previously filed as Exhibit 10.2 to the Company's Report on Form 10-Q filed on May 9, 2023, and incorporated herein by reference).
10.32	Incremental Facility Amendment to Second Amended and Restated Credit Agreement among Helios Technologies, Inc. as Borrower, the Guarantor parties thereto, the financial institutions party thereto from time to time as lenders, and PNC Bank, National Association, as Administrative Agent, dated May 17, 2023 (previously filed as Exhibit 10.1 to the Company's Report on Form 8-K filed on May 17, 2023, and incorporated herein by reference).
14	Helios Code of Business Conduct and Ethics (previously filed as exhibit 14 to the Company's Report on Form 10-K filed on March 2, 2021, and incorporated herein by reference).

21	<u>Subsidiaries of the Registrant.</u>
23.1	<u>Consent of Independent Registered Public Accounting Firm.</u>
31.1	<u>CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.</u>
31.2	<u>CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.</u>
32.1	<u>CEO Certification pursuant to 18 U.S.C. § 1350.</u>
32.2	<u>CFO Certification pursuant to 18 U.S.C. § 1350.</u>
97.1	<u>Policy relating to recovery of erroneously awarded compensation, as required by applicable listing standards adopted pursuant to 17 CFR 240.10D-1</u>
101.INS	Inline XBRL Instance Document – the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.
101.SCH	Inline XBRL Taxonomy Extension Schema With Embedded Linkbase Documents
104	The cover page from the Company's Annual Report on Form 10-K for the year ended December 30, 2023, has been formatted in Inline XBRL.

+ Executive management contract or compensatory plan or arrangement.

* Certain portions of the exhibit have been omitted pursuant to Rule 601(b)(2) of Regulation S-K. The omitted information is not material.

ITEM 16. FORM 10-K SUMMARY

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized on February 27, 2024.

HELIOS TECHNOLOGIES, INC.

By: /s/ Josef Matosevic
Josef Matosevic, President and
Chief Executive Officer

Pursuant to requirements of the Securities Exchange Act of 1934, this Report has been signed by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Josef Matosevic Josef Matosevic	President, Chief Executive Officer and Director	February 27, 2024
/s/ Sean Bagan Sean Bagan	Chief Financial Officer (Principal Financial and Accounting Officer)	February 27, 2024
/s/ Philippe Lemaitre Philippe Lemaitre	Director, Chairman of the Board of Directors	February 27, 2024
/s/ Laura Dempsey Brown Laura Dempsey Brown	Director	February 27, 2024
/s/ Douglas M. Britt Douglas M. Britt	Director	February 27, 2024

RESTRICTED STOCK UNIT AGREEMENT

THIS RESTRICTED STOCK UNIT AGREEMENT (the "Agreement"), made effective as of _____ (the "Date of Grant"), between Helios Technologies, Inc., a Florida corporation (the "Corporation"), and _____ ("Participant").

WITNESSETH:

WHEREAS, Participant is an employee of the Corporation and/or a subsidiary of the Corporation ("Subsidiary");

WHEREAS, the Corporation has adopted the Helios Technologies 2023 Equity Incentive Plan (the "Plan") in order to provide its officers, employees and directors with incentives to achieve long-term corporate objectives; which was adopted by the Board of Directors and approved by the shareholders of the Corporation at the Corporation's June 2023 Annual Meeting; and

WHEREAS, the Compensation Committee of the Corporation's Board of Directors desires to grant an award of Restricted Stock Units (as defined below in Section 1) under the Plan to Participant on the terms and conditions set forth below.

NOW, THEREFORE, in consideration of the various covenants and agreements herein contained, and intending to be legally bound hereby, the parties hereto agree as follows:

1.   <u>Grant of Restricted Stock Units</u>.

Subject to the provisions of this Agreement and to the provisions of the Plan, the Corporation hereby grants to the Employee, as of the Date of Grant, _____Restricted Stock Units (the "Restricted Stock Units" or "RSUs"). All capitalized terms used herein, to the extent not defined, shall have the meanings set forth in the Plan.

2.   <u>Restrictions</u>.

(a)   Until the settlement of vested Restricted Stock Units pursuant to Section 4, the Restricted Stock Units shall not confer or entitle an Employee to any rights of a stockholder including, without limitation, any voting rights or to any dividends paid on Common Stock.

(b)   The Restricted Stock Units shall not be transferable by the Employee by means of sale, assignment, exchange, encumbrance, pledge, hedge or otherwise. Any attempt to dispose of Restricted Stock Units in a manner contrary to the restrictions set forth in this Agreement shall be ineffective.

3.   <u>When Restricted Stock Units Vest</u>.

(a)   <u>Time-Based Vesting</u>. With respect to _____ Restricted Stock Units, provided that Participant is employed by the Corporation or a Subsidiary on the applicable date, the Restricted Stock Units shall vest on the date of each anniversary of the Date of Grant, as follows:

Date	Vested RSUs
1st Anniversary	_____
2nd Anniversary	_____
3rd Anniversary	_____

(b)   Performance-Based Vesting. With respect to _____ Performance-Based Restricted Stock Units, provided that Participant is employed by the Corporation or a Subsidiary on March 15, 2026, the Restricted Stock Units shall vest based upon the attainment of the performance goals set forth in Appendix B to this Agreement.

(c)   Other Vesting Events. Notwithstanding the foregoing, the Restricted Stock Units shall vest at such earlier time as the restrictions may lapse pursuant to Sections 6 or 8 of this Agreement. The foregoing notwithstanding, in the event of a pending or threatened Change of Control, or in connection with any merger, consolidation, acquisition, separation, reorganization, liquidation or like occurrence in which the Corporation is involved, the Board of Directors may, in its sole discretion, take such actions as permitted under the Plan.

(d)   Forfeiture for Violation of Restrictive Covenants. As consideration for the grant of the Restricted Stock Units, Participant agrees to the restrictive covenants set forth in Appendix A to this Agreement. Participant shall forfeit any unvested Restricted Stock Units, or any Common Stock that Participant receives in settlement of any vested Restricted Stock Units, if he or she violates any of the restrictive covenants set forth in Appendix A.

(e)   Forfeiture for Cause. Any unvested Restricted Stock Units shall be forfeited if Participant is determined to have engaged in an act that constitutes Cause (regardless of whether Participant's service with the Corporation is terminated as a result of such Cause). If any Restricted Stock Units become payable while Participant is under investigation for any event that would constitute Cause, payment of such Restricted Stock Units shall be delayed pending the outcome of such investigation. If such investigation is pending on the latest date upon which such Restricted Stock Units may be paid in order for payment of the Restricted Stock Units to remain qualified as a short-term deferral under Treasury Regulation Section 1.409A-1(b)(4) or would otherwise not result in a violation of Code Section 409A, settlement of the Restricted Stock Units shall be made on that date only if Participant executes an agreement with the Corporation under which he or she agrees to forfeit the Common Stock that was paid with respect to such Restricted Stock Units if the investigation results in Participant being found to have committed an act that constitutes Cause. If Participant fails to execute such an agreement, the Restricted Stock Units shall be forfeited.

For purposes of this Agreement, "Cause" means (i) the commission of an act of fraud, embezzlement, theft or proven dishonesty, or any other illegal act or practice (whether or not resulting in criminal prosecution or conviction), including theft or destruction of property of the Corporation or a Subsidiary, or any other act or practice which the Committee shall, in good faith, deem to have resulted in the recipient's becoming unbondable under the Corporation or any Subsidiary's fidelity bond; (ii) the willful engaging in misconduct which is deemed by the Committee, in good faith, to be materially injurious to the Corporation or any Subsidiary, monetarily or otherwise, including, but not limited to, improperly disclosing trade secrets or other confidential or sensitive business information and data about the Corporation or any Subsidiaries and competing with the Corporation or any Subsidiaries, or soliciting employees, consultants or customers of the Corporation or any Subsidiaries in violation of law or any employment or other agreement to which the recipient is a party; (iii) the continued failure or habitual neglect by a person who is an Employee to perform his or her duties with the Corporation or any Subsidiary; or (iv) other disregard of rules or policies of the Corporation or any Subsidiary, or conduct evidencing willful or wanton disregard of the interests of the Corporation or any Subsidiary. For purposes of this Agreement, no act or failure to act by the recipient shall be deemed "willful" unless done or omitted to be done by the recipient not in good faith and without reasonable belief that the recipient's action or omission was in the best interest of the Corporation and/or the Subsidiary. Notwithstanding the foregoing, if Participant has entered into an employment agreement that is binding as of the date of such event, and if such employment agreement defines "Cause," then the definition of "Cause" in such agreement shall apply. The determination of whether a Participant has engaged in an act that constitutes Cause shall be made by the Committee, which prior to making such determination shall provide written notice of the event of Cause to the Participant and allow the Participant a reasonable opportunity to cure such event.

4.   Settlement of Restricted Stock Units.

Subject to Sections 3(d) and 5, as soon as practicable after the date on which any Restricted Stock Units become vested, and in no event later than 30 days after such date, the Corporation shall deliver to the Employee (or his or her personal representative) the number of shares of Common Stock equal to the number of Restricted Stock Units that have become vested (or, at the discretion of the Committee, cash with a value of such number of shares of Common Stock).

5.   Tax Withholding.

Whenever Participant becomes vested in some or all of the Restricted Stock Units under Section 3 of this Agreement, the Corporation shall notify Participant of the amount of tax which must be withheld by the Corporation under all applicable federal, state and local tax laws. Participant agrees to make arrangements with the Corporation to (a) remit a cash payment of the required amount to the Corporation, (b) to authorize the deduction of such amounts from Participant's compensation or (c) to otherwise satisfy the applicable tax withholding requirement in a manner satisfactory to the Corporation.

6.   Forfeiture On Termination of Employment.

If Participant's employment with the Corporation or Subsidiary is terminated for any reason, either by the Corporation or Participant, during the term of this Agreement, any Restricted Stock Units remaining subject to the restrictions imposed by this Agreement shall be forfeited; provided, however, that in the event of termination by reason of death, permanent total disability, or voluntary termination at or after normal retirement age (age 65), any remaining restrictions automatically shall lapse.

7.   Restricted Stock Units Not to Affect Employment.

Neither this Agreement nor the Restricted Stock Units granted hereunder shall confer upon Participant any right to continued employment with the Corporation or any Subsidiary, and shall not in any way modify or restrict the Corporation's or such Subsidiary's right to terminate such employment.

8.   Agreement Subject to the Plan.

This Agreement and the rights and obligations of the parties hereto are subject to and governed by the terms of the Plan as the same may be amended from time to time, the provisions of which are incorporated by reference into this Agreement.

9.   Award Subject to Clawback or Recoupment.

The Restricted Stock Units shall be subject to clawback or recoupment pursuant to any compensation clawback or recoupment policy adopted by the Corporation or required by law that is applicable to Participant. In addition to any other remedies available under such policy, applicable law may require the cancellation of Participant's Restricted Stock Units (whether vested or unvested) and the recoupment of any gains realized with respect to Participant's Restricted Stock Units.

10.   Miscellaneous.

(a)   In the event of any change or changes in the outstanding Common Stock of the Corporation by reason of any stock dividend, recapitalization, reorganization, merger, consolidation, combination or any similar transaction, the Board of Directors shall adjust the number of Restricted Stock Units granted under this Agreement, and make any and all other adjustments deemed appropriate by the Board of Directors in such manner as the Board of Directors deems necessary to prevent material dilution or enlargement of the rights granted to Employee.

(b)   This Agreement may be executed in one or more counterparts, all of which taken together will constitute one and the same instrument.

(c)   The terms of this Agreement may only be amended, modified or waived by a written agreement executed by both of the parties hereto.

(d)   The validity, performance, construction and effect of this Agreement shall be governed by the laws of the State of Florida, without giving effect to principles of conflicts of law.

(e)   This Agreement constitutes the entire agreement between the parties hereto with respect to the transactions contemplated herein.

(f)   Except as otherwise herein provided, this Agreement shall be binding upon and shall inure to the benefit of the Corporation, its successors and assigns, and of Participant and Participant's personal representatives.

[signature page follows]

IN WITNESS WHEREOF, the parties have executed this Restricted Stock Unit Agreement as of the day and year first above written.

ATTEST:

HELIOS TECHNOLOGIES, INC.

By:_____

_____
Marc A. Greenberg
General Counsel & Secretary

PARTICIPANT

Witness:

_____   _____

APPENDIX A
RESTRICTIVE COVENANTS

Participant acknowledges and recognizes the highly competitive nature of the Corporation's business and, in consideration of the Restricted Stock Units granted to Participant, the Participant agrees to the following:

A.   <u>Non-Competition</u>. During period of Participant's employment with the Corporation (and any Subsidiary) and the 12-month period following his or her termination of employment (the "Restricted Period"), anywhere in the world (the "Restricted Area"), Participant will not, individually or in conjunction with others, directly or indirectly, engage in any Competitive Business Activities (as hereinafter defined) other than on behalf of the Corporation, unless specifically agreed to in writing by the Corporation, and as agreed by the Corporation and Participant, whether on a full-time or on a part-time basis, whether as an officer, director, proprietor, employee, partner, independent contractor, investor (other than as a holder of less than five percent (5%) of the outstanding capital stock of a publicly traded corporation), consultant, advisor, agent or otherwise. "Competitive Business Activities" shall mean any business that engages in providing products and services that are competitive with any products and services provided by the Corporation as of the date of this Agreement and at any time during Participant's employment with the Corporation and its Subsidiaries.

B.   <u>Non-solicitation</u>. During the Restricted Period and within the Restricted Area, Participant will not, directly or indirectly, compete with the Corporation by soliciting, inducing or influencing any of the Corporation's Customers which have a business relationship with the Corporation at any time during the Restricted Period to discontinue or reduce the extent of such relationship with the Corporation. The Corporation's "Customers" shall be deemed to be any Person that the Corporation or its Subsidiaries is doing business with, (as reflected by any sales or services provided to that person in the preceding two-year period) and those with whom the Corporation or its Subsidiaries has a reasonable expectation of doing business during the Restricted Period.

In addition, during the Restricted Period and within the Restricted Area, Participant will not, directly or indirectly, for or on behalf of himself or any other Person, (a) recruit, solicit or otherwise influence any employee of the Corporation to discontinue such employment relationship with the Corporation, or (b) employ or seek to employ, or cause or permit to be employed any person who is then (or was at any time within six (6) months prior to the date Participant employs or seeks to employ such person) an employee of the Corporation. For purposes of this Appendix A, "employ" shall be deemed to mean to engage or permit to be engaged, whether as a legal employee or as an independent contractor.

In addition, during the Restricted Period, Participant will not interfere with, disrupt or attempt to disrupt any past, present or prospective relationship, contractual or otherwise, between the Corporation and any Customer, employee or agent.

"Person" shall be deemed to mean and include natural persons, partnerships, corporations, limited liability companies, professional associations or other organizations or entities; and, with respect to a non-natural person, its subsidiaries and controlled affiliates.

The restrictions in Sections A and B of this Appendix A apply in respect of businesses which compete or seek to compete with the Corporation and its Subsidiaries, and nothing in this Appendix A shall prevent Participant from engaging in activities that do not compete with the Corporation and its Subsidiaries.

C.   Non-Disclosure of Information.   Participant acknowledges that the Corporation's trade secrets; private or secret procedures; methods and ideas; market research data or analyses and marketing plans; fees, costs and pricing structures; customer lists and information concerning the Corporation's products, services, training methods, development, technical information, marketing activities and procedures, and corporate strategies, credit, financial and other data concerning the Corporation's Customers, as they exist from time to time; and other information, observations and data obtained by Participant while employed by the Corporation concerning the Corporation's business, products, services and business relationships; and all similar and related information in whatever form ("Proprietary Information") are valuable, special and unique assets of the Corporation, access to and knowledge of which are essential to the performance by Participant of his or her employment with the Corporation.   In light of the highly competitive nature of the industry in which the Corporation's business is conducted, Participant agrees that all Proprietary Information, heretofore or in the future obtained by him or her as a result of his or her association with the Corporation shall be considered confidential.

In recognition of this fact, Participant agrees that Participant will never use or disclose any such Proprietary Information for Participant's own purposes or for the benefit of any person or other entity or organization (except the Corporation) under any circumstances unless such Proprietary Information has been publicly disclosed generally or, unless upon written advice of legal counsel reasonably satisfactory to the Corporation, Participant is legally required to disclose such Proprietary Information.   Documents (as hereinafter defined) prepared by Participant or that come into Participant's possession during Participant's association with the Corporation are and remain the property of the Corporation, and when this Agreement terminates, such Documents shall be returned to the Corporation at its principal place of business and herein noted.

"Documents" shall mean all original written, recorded, or graphic matters whatsoever, and any and all copies thereof, including, but not limited to: papers; books; records; tangible things; correspondence; e-mail, telecopy and telex messages; memoranda; work-papers; reports; statements; summaries; analyses; evaluations; Customer records and information; agreements; agendas; advertisements; manuals; brochures; publications; directories; industry lists; schedules; price lists; Customer lists; statistical records; training manuals; computer printouts; books of account, records and invoices reflecting business operations; all things similar to any of the foregoing however denominated.   In all cases where originals are not available, the term "Documents" shall also mean identical copies of original documents or non-identical copies thereof.

Notwithstanding any other provisions of this Agreement to the contrary, pursuant to the Defend Trade Secrets Act, 18 U.S.C. §1833(b), an individual may not be held criminally or civilly liable under any federal or state trade secret law for disclosure of a trade secret: (i) made in confidence to a government official, either directly or indirectly, or to an attorney, solely for the purpose of reporting or investigating a suspected violation of law; and/or (ii) in a complaint or other document filed in a lawsuit or other proceeding, if such filing is made under seal.

Additionally, an individual suing an employer for retaliation based on the reporting of a suspected violation of law may disclose a trade secret to his or her attorney and use the trade secret information in the court proceeding, so long as any document containing the trade secret is filed under seal and the individual does not disclose the trade secret except pursuant to court order.

D.   <u>Non-Disparagement</u>.   Except as otherwise required by law, Participant will not make, publish, or disseminate any derogatory statements or comments about the Corporation or any of its Subsidiaries and affiliated entities, or any of their past or present officers or directors, or take any action which a reasonable person would expect would impair the good will, business reputation, or good name of any of them.

E.   <u>Independent Obligations, Remedies</u>.   It is understood by and between the parties hereto that the foregoing covenants by Participant contained in this Appendix A shall be construed to be agreements independent of any other element of Participant's employment with the Corporation.   The existence of any claim or cause of action, whether predicated on any other provision in this Agreement, or otherwise, as a result of the relationship between the parties shall not constitute a defense to the enforcement of the covenants in this Agreement against Participant, and the Corporation's breach of any term of this Agreement or any other obligation does not waive or release Participant from the restrictions contained in this Appendix A.

1.   Participant acknowledges and agrees that the Corporation's remedy at law for a breach or threatened breach of any of the provisions of this Appendix A would be inadequate and the breach shall be *per se* deemed as causing irreparable harm to the Corporation.   In recognition of this fact, in the event of a breach by Participant of any of the provisions of this Appendix A, Participant agrees that, in addition to any remedy at law available to the Corporation, including, but not limited to monetary damages, the Corporation, without posting any bond, shall be entitled to obtain, and Participant agrees not to oppose the Corporation's request for equitable relief in the form of specific performance, temporary restraining order, temporary or permanent injunction or any other equitable remedy which may then be available to the Corporation.

2.   Participant acknowledges that the granting of a temporary injunction, temporary restraining order or permanent injunction merely prohibiting the use of Proprietary Information would not be an adequate remedy upon breach or threatened breach of this Appendix A and consequently agrees, upon proof of any such breach, to the granting of injunctive relief prohibiting any form of competition with the Corporation. Nothing herein contained shall be construed as prohibiting the Corporation from pursuing any other remedies available to it for such breach or threatened breach.

F.   <u>Impact on Other Agreements</u>. If Participant is or becomes party to any other restrictive covenant agreement with the Corporation or one of its subsidiaries, the obligations under such other restrictive covenant agreement shall not be superseded by this Appendix A to the extent inconsistent therewith, but shall be supplanted by this Appendix A to the extent permitted by applicable law. Further, to the extent that any provision(s) of this Appendix A are declared overbroad, void or unenforceable by an authority of competent jurisdiction in a particular jurisdiction, the provision(s) shall be modified by such authority for purposes of enforcement in that jurisdiction to the extent necessary to make the applicable provision(s) valid and enforceable.

Modification of a provision of this Appendix A to validate its enforcement in any particular jurisdiction, however, will not affect the enforcement of the provision as stated in any other jurisdiction in which it is enforceable. Also, the invalidity of a provision of this Appendix A in any particular jurisdiction will not affect the validity or enforcement of that provision in any other jurisdiction where it is otherwise valid.

APPENDIX B
<u>PERFORMANCE-BASED VESTING</u>

With respect to _____ Restricted Stock Units, provided that Participant is employed by the Corporation or a Subsidiary on March 15, 2027, the Restricted Stock Units shall vest based upon the attainment of the performance goals set forth in the table below. The performance goals are as follows:

[Goals customized to segment/subsidiary]

Exhibit 21

SUBSIDIARIES OF THE COMPANY

Name of Subsidiary	Organized under the laws of	Additional Name Under Which Subsidiary Does Business
Balboa Water Group, LLC	Delaware	
Custom Fluidpower Pty. Ltd.	Australia	
Custom Fluidpower Vietnam Company Ltd.	Vietnam	
Daman Products Company, LLC	Indiana	
Enovation Controls, LLC	Oklahoma	Murphy, Zero Off
Enovation Controls Europe, Ltd.	United Kingdom	
Enovation Controls, Ltd.	United Kingdom	
Enovation Controls India Private Limited	India	
Faster S.r.l.	Italy	Faster
Faster Inc.	Ohio	Faster
Faster Hydraulics Canada Corp.	Canada	
Faster Hydraulics Pvt. Ltd.	India	Faster
Faster Germany GmbH	Germany	Faster
Faster Hydraulics Shanghai Co. Ltd.	The People's Republic of China	Faster
Faster do Brasil Ltda.	Brazil	Faster
Guwing Holdings Pty. Ltd.	Australia	
Helios Center of Engineering Excellence	Delaware	
Helios Hydraulics Americas, LLC	Delaware	
HydroAir International ApS	Denmark	
NEM S.r.l.	Italy	
i3 Product Development, LLC	Wisconsin	
Schultes Precision Manufacturing, Inc.	Illinois	
Spa & Bath Holdings, Inc	Delaware	
Sun Hydraulics LLC	Florida	
Sun Hydraulik Holdings Limited	United Kingdom	Sun Hydraulics
Sun Hydraulics Limited	United Kingdom	Sun Hydraulics
Sun Hydraulik GmbH	Germany	Sun Hydraulics
Sun Hydraulics Korea Corporation	South Korea	Sun Hydraulics
Sun Hydraulics (China) Co Ltd.	The People's Republic of China	Sun Hydraulics
Sun Murphy International Trading (Shanghai) Co., Ltd.	The People's Republic of China	
Polyusus Lux IV S.A.R.L.	Luxembourg	

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have issued our reports dated February 27, 2024, with respect to the consolidated financial statements and internal control over financial reporting included in the Annual Report of Helios Technologies, Inc. on Form 10-K for the year ended December 30, 2023. We consent to the incorporation by reference of said reports in the Registration Statements of Helios Technologies, Inc. on Forms S-8 (File No. 333-272462, File No. 333-232173, File No. 333-158245, File No. 333-124174, and File No. 333-66008).

/s/ Grant Thornton LLP

Tampa, Florida
February 27, 2024

Exhibit 31.1

CERTIFICATION

I, Josef Matosevic, certify that:

1. I have reviewed this Annual Report on Form 10-K for the year ended December 30, 2023, of Helios Technologies, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 27, 2024

/s/ Josef Matosevic
Josef Matosevic
President and Chief Executive Officer

Exhibit 31.2

CERTIFICATION

I, Sean Bagan, certify that:

1. I have reviewed this Annual Report on Form 10-K for the year ended December 30, 2023, of Helios Technologies, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 27, 2024

/s/ Sean Bagan
Sean Bagan
Chief Financial Officer

Exhibit 32.1

CERTIFICATION PURSUANT TO 18 U.S.C. § 1350

I, Josef Matosevic, the Chief Executive Officer of Helios Technologies, Inc. (the "Company"), certify that (i) the Annual Report on Form 10-K for the Company for the year ended December 30, 2023 (the "Report"), fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and (ii) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Josef Matosevic
_____
Josef Matosevic
President and Chief Executive Officer
February 27, 2024

Exhibit 32.2

CERTIFICATION PURSUANT TO 18 U.S.C. § 1350

I, Sean Bagan, the Chief Financial Officer of Helios Technologies, Inc. (the "Company"), certify that (i) the Annual Report on Form 10-K for the Company for the year ended December 30, 2023 (the "Report"), fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and (ii) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Sean Bagan

Chief Financial Officer
February 27, 2024

Exhibit 97.1

HELIOS TECHNOLOGIES, INC.
CLAWBACK POLICY
Effective September 29, 2023

1. **Purpose.** The purpose of this Helios Technologies, Inc. (the "**Company**") Clawback Policy (the "**Policy**") is to provide for the recovery of certain incentive-based compensation in the event that the Company is required to prepare an Accounting Restatement (as defined below). This Policy is designed to comply with, and shall be interpreted to be consistent with, Section 10D of the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), Rule 10D-1 promulgated under the Exchange Act ("**Rule 10D-1**") and New York Stock Exchange Listed Company Manual Section 303A.14 (the "**Listing Rule**").

2. **Policy Administration.** This Policy shall be administered by the Compensation Committee of the Board (the "**Committee**"). Any determinations made by the Committee shall be final and binding on all affected individuals.

3. **Definitions**. As used in this Policy, the following capitalized terms shall have the meanings set forth below.

   - **"Accounting Restatement"** means an accounting restatement of the Company's financial statements due to material noncompliance of the Company with any financial reporting requirement under the securities laws, including (a) any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements (commonly, a "Big R" restatement), or (b) that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period (commonly, a "little r" restatement).

   - **"Accounting Restatement Date"** means the earlier to occur of: (a) the date the Board, a committee of the Board, or the officer or officers of the Company authorized to take such action if Board action is not required, concludes, or reasonably should have concluded, that the Company is required to prepare an Accounting Restatement; and (b) the date a court, regulator or other legally authorized body directs the Company to prepare an Accounting Restatement.

   - **"Applicable Period"** means the three completed fiscal years immediately preceding the Accounting Restatement Date, as well as any transition period (that results from a change in the Company's fiscal year) within or immediately following those three completed fiscal years (except that a transition period that comprises a period of at least nine months shall count as a completed fiscal year).

   - **"Board"** means the board of directors of the Company.

   - **"Code"** means the U.S. Internal Revenue Code of 1986, as amended. Any reference to a section of the Code or regulation thereunder includes such section or regulation, any valid regulation or other official guidance promulgated under such section and any comparable provision of any future legislation or regulation amending, supplementing or superseding such section or regulation.

   - **"Commission"** means the U.S. Securities and Exchange Commission.

- **"Erroneously Awarded Compensation"** means, in the event of an Accounting Restatement, the amount of Incentive-Based Compensation received that exceeds the amount of Incentive-Based Compensation that otherwise would have been received had such Incentive-Based Compensation been determined according to the Accounting Restatement and must be computed without regard to any taxes paid by the relevant Executive Officer. For Incentive-Based Compensation based on stock price or total stockholder return, where the amount of Erroneously Awarded Compensation is not subject to mathematical recalculation directly from the information in an Accounting Restatement: (i) the amount of Erroneously Awarded Compensation must be based on a reasonable estimate of the effect of the Accounting Restatement on the stock price or total stockholder return upon which the Incentive-Based Compensation was received; and (ii) the Company must maintain documentation of the determination of that reasonable estimate and provide such documentation to the Stock Exchange.

- **"Executive Officers"** means the Company's president, principal financial officer, principal accounting officer (or if there is no such accounting officer, the controller), any vice-president of the Company in charge of a principal business unit, division or function (such as sales, administration or finance), any other officer who performs a policy-making function or any other person who performs similar policy-making functions for the Company. An executive officer of the Company's parent or subsidiary is deemed an Executive Officer if they perform policy-making functions for the Company. [Notwithstanding the foregoing, the Committee may determine, from time to time and in its sole discretion, that any other officer, director or employee of the Company, or any other person who receives Incentive-Based Compensation from the Company, is subject to this Policy.]

- **"Financial Reporting Measure"** means measures that are determined and presented in accordance with the accounting principles used in preparing the Company's financial statements and any measures that are derived wholly or in part from such measures. For the avoidance of doubt, stock price and total shareholder return are Financial Reporting Measures, and a Financial Reporting Measure need not be presented within the financial statements or included in a filing with the Commission.

- **"Incentive-Based Compensation"** means any compensation that is granted, earned or vested based wholly or in part upon the attainment of a Financial Reporting Measure. Incentive-Based Compensation is received for purposes of this Policy in the Company's fiscal period during which the Financial Reporting Measure specified in the Incentive-Based Compensation award is attained, even if the payment or grant of such Incentive-Based Compensation occurs after the end of that period.

- **"Listing Rule"** has the meaning set forth in Section 1 of this Policy.

- **"Stock Exchange"** means the New York Stock Exchange.

4. **Policy Application.** This Policy applies to Incentive-Based Compensation received by a person (a) after beginning services as an Executive Officer, (b) who served as an Executive Officer at any time during the performance period for such Incentive-Based Compensation, (c) while the Company had a class of securities listed on a national securities exchange or a national securities association and (d) during the Applicable Period.

5. **Required Recoupment; Accounting Restatement.** In the event of an Accounting Restatement, the Company shall reasonably promptly recover the amount of any Erroneously Awarded Compensation as determined in accordance with this Policy. Recovery of Erroneously Awarded Compensation under this Policy is required without regard to whether any misconduct occurred or an Executive Officer's responsibility (or lack thereof) for the erroneous financial statements leading to an Accounting Restatement.

6. **Erroneously Awarded Compensation: Amount Subject to Recovery.** The amount of Erroneously Awarded Compensation subject to recovery under this Policy, as determined by the Committee, is the amount of Incentive-Based Compensation received by an Executive Officer that exceeds the amount the Executive Officer would have received had the Incentive-Based Compensation been determined based on the Accounting Restatement. For Incentive-Based Compensation based on stock price or total shareholder return, the Company shall use a reasonable estimate of the effect of the Accounting Restatement on the applicable measure to determine the amount of Erroneously Awarded Compensation to be recovered.

   The Committee shall determine, in its sole discretion, the appropriate means of recovery of Erroneously Awarded Compensation, taking into account all applicable facts and circumstances, including the time value of money and the cost to shareholders of delaying recovery. To the extent that an Executive Officer fails to repay to the Company when due any amount of Erroneously Awarded Compensation subject to recovery under this Policy, the Company shall take all actions reasonable and appropriate to recover such Erroneously Awarded Compensation from such Executive Officer.

   Notwithstanding anything herein to the contrary, the Company shall not be required to recoup Erroneously Awarded Compensation to the extent that pursuit of recovery of such Erroneously Awarded Compensation would be impracticable because:

   a. The direct expense paid to a third party to assist in enforcing this Policy would exceed the amount to be recovered. Before concluding that it would be impracticable to recover any amount of Erroneously Awarded Compensation based on expense of enforcement, the Company must make a reasonable attempt to recover such Erroneously Awarded Compensation, document such reasonable attempt(s) to recover and provide that documentation to the Stock Exchange;

   b. Recovery would violate home country law where that law was adopted prior to November 28, 2022. Before concluding that it would be impracticable to recover any amount of Erroneously Awarded Compensation based on violation of home country law, the Company must obtain an opinion of home country counsel, acceptable to the Stock Exchange, that satisfies the applicable opinion and disclosure requirements of Rule 10D-1 and the Listing Rule and provide such opinion to the Stock Exchange; or

   c. Recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the requirements of Section 401(a)(13) or Section 411(a) of the Code.

7. **No Indemnification of Executive Officers.** The Company is prohibited from indemnifying any Executive Officer or former Executive Officer against the loss of Erroneously Awarded Compensation, including any payment or reimbursement for the cost of third-party insurance purchased by any Executive Officers to fund potential obligations under this Policy.

8. **Required Reporting and Disclosure.** The Company shall file all disclosures with respect to this Policy in accordance with the requirements of the federal securities laws, including disclosures required by Commission filings.

9. **Effective Date; Retroactive Application.** This Policy shall be effective as of September 29, 2023 (the "**Effective Date**"). The terms of this Policy shall apply to any Incentive-Based Compensation that is received by Executive Officers on or after the Effective Date, and this Policy shall supersede any agreement (whether entered into before, on or after the Effective Date) that exempts any Incentive-based Compensation from the application of this Policy or that waives the Company's right to recovery of any Erroneously Awarded Compensation.

10. **Amendment; Termination.** The Committee may amend, modify, supplement, rescind or replace all or any portion of this Policy from time to time in its sole discretion and shall amend this Policy as it deems necessary to comply with applicable law or any rules or standards adopted by the Stock Exchange. Notwithstanding anything in this Section 10 to the contrary, no amendment or termination of this Policy shall be effective if such amendment or termination would (after taking into account any actions taken by the Company contemporaneously with such amendment or termination) cause the Company to violate any federal securities laws, Commission rules, or Stock Exchange rules.

11. **Other Recoupment Rights.** The Board intends that this Policy shall be applied to the fullest extent of the law. Any right of recoupment under this Policy is in addition to, and not in lieu of, any other remedies or rights of recoupment that may be available to the Company under applicable law or pursuant to the terms of any similar policy in any employment agreement, equity award agreement or similar agreement and any other legal remedies available to the Company.

12. **Successors.** This Policy shall be binding and enforceable against all Executive Officers and their beneficiaries, heirs, executors, administrators or other legal representatives.

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